SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
December 30, 2008
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains the consolidated financial statements of Infineon Technologies AG prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended September 30, 2008.

CONSOLIDATED FINANCIAL STATEMENTS AND
OPERATING AND FINANCIAL REVIEW 2008
INFINEON TECHNOLOGIES AG,

NEUBIBERG

Content

Operating and Financial Review for the Fiscal Year 2008

This discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and other financial information included elsewhere in this annual report. Our audited consolidated financial statements have been prepared on the basis of a number of assumptions more fully explained in Note 1 (Description of Business and General Information) and Note 2 (Summary of Significant Accounting Policies) to our audited consolidated financial statements appearing elsewhere in this annual report.

This report combines the operating and financial review of Infineon Technologies AG and subsidiaries (“Infineon” or “the Company”) with the operating and financial review of the stand-alone entity Infineon Technologies AG. Effective May 1, 2006, substantially all of the memory products-related assets and liabilities, operations and activities of the Company were contributed to Qimonda AG (“Qimonda”), a stand-alone legal company. References in these financial statements to “Infineon Logic” refer to the Company excluding Qimonda.

This operating and financial review contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Report” and elsewhere in this annual report.

We expressed our internal management objectives and operational targets for our segments in the 2007 and 2008 fiscal years in terms of accounting principles generally accepted in the United States of America (“U.S. GAAP”), since U.S. GAAP were considered our primary accounting principles for that period. For that reason, this discussion of the results of our operations sometimes refers to U.S. GAAP financial measures in addition to or in lieu of International Financial Reporting Standards (“IFRS”) measures. Our U.S. GAAP consolidated financial statements for the 2008 fiscal year has been published separately. Beginning with the first quarter of the 2009 fiscal year, we will only prepare our financial statements according to IFRS.

Overview of the 2008 Fiscal Year

In our 2008 fiscal year, which ended September 30, the global economy slowed substantially compared with our prior fiscal year. This slow-down was intensified by the deepening crisis in financial markets, by major corrections in housing markets in a number of major economies, and by surges in commodity prices. Global semiconductor market growth was in the low single-digits compared to market volume in the prior fiscal year.

The following were the key developments in our business during the 2008 fiscal year:

Financial Results

•	Despite unfavorable currency exchange rates and pricing pressure, we were able to increase our overall revenues of our logic segments during the 2008 fiscal year. Revenues of our Automotive, Industrial & Multimarket segment declined slightly. This resulted mainly from the deconsolidation of our high power bipolar business in the first quarter of the 2008 fiscal year as a consequence of the formation of a joint venture with Siemens AG (“Siemens”) and the sale of our hard disk drive (“HDD”) business to LSI Corporation (“LSI”). Excluding these effects, and despite significant pricing pressure, this segment experienced increased revenues in the 2008 fiscal year. Furthermore, during the 2008 fiscal year, revenues of our Communication Solutions segment increased strongly, driven mainly by the wireless business. Overall, revenues of our combined logic segments increased by 6 percent, from €4,074 million in the 2007 fiscal year to €4,321 million in the 2008 fiscal year.

•	During the quarter ended March 31, 2008, we committed to a plan to dispose of Qimonda. The results of Qimonda are reported as discontinued operations in our company’s consolidated statements of operations for all periods presented, and the assets and liabilities of Qimonda have been reclassified as held for disposal in our company’s consolidated balance sheet as of September 30, 2008. Following this reclassification, Qimonda has been remeasured to its current fair value less costs to sell for each period thereafter, resulting in total write-downs of €1,475 million, which have been recorded in “Loss from discontinued operations, net of income tax”. With this reclassification, the individual line items in Infineon’s consolidated statements of operations, including “Revenue”, reflect Infineon’s continuing operations without Qimonda for all periods presented. All results relating to Qimonda are reported in the line item “Loss from discontinued operations, net of income tax” for all periods presented. In addition, earnings per share and the statements of cash flows differentiate between “continuing” and “discontinued” operations for all periods presented.

•	The accounting policies applied for segment reporting purposes are based on U.S. GAAP and may differ from those described in Note 2 to our consolidated financial statements, which are based on IFRS. Earnings before interest and taxes (“EBIT”) based on U.S GAAP in our Automotive, Industrial & Multimarket segment improved primarily as a result of the sale of 40 percent of our high power bipolar business to, and the formation of, a joint venture with Siemens as well as the disposal of the HDD business. EBIT based on U.S. GAAP of our Automotive, Industrial & Multimarket segment was negatively impacted by production equipment impairment charges. Excluding these effects, EBIT based on U.S. GAAP of this segment remained stable in the 2008 fiscal year. In our Communication Solutions segment, EBIT based on U.S. GAAP continued to improve mainly driven by the increase in revenue. EBIT based on U.S. GAAP for our combined logic segments in the 2008 fiscal year was negative €48 million compared to positive €37 million in the 2007 fiscal year. EBIT based on IFRS for our combined logic segments was negative €52 million in the 2008 fiscal year compared to positive €57 million in the 2007 fiscal year. U.S. GAAP and IFRS EBIT for the 2008 fiscal year for our combined logic segments were negatively impacted by restructuring and impairment charges in particular, which were only partly offset by gains from the sale of businesses.

•	The extreme pricing pressure experienced in the memory products industry during the last year resulted in Qimonda incurring significant losses, which are reflected in “Loss from discontinued operations, net of income tax” in our consolidated statements of operations. These losses and the write-downs recorded during the 2008 fiscal year to re-measure Qimonda to its current fair value less costs to sell had a material negative impact on our results of operations. Our net loss increased from €370 million in the 2007 fiscal year to €3,747 million in the 2008 fiscal year. On December 21, 2008, we, the German Free State of Saxony, and Qimonda jointly announced a financing package for Qimonda. The package includes a €150 million loan from the German Free State of Saxony, a €100 million loan from a state bank in Portugal and a €75 million loan from us. In addition to this financing package, Qimonda has announced that it expects to receive guarantees totaling €280 million from the Federal Government of Germany and the Free State of Saxony. Based on such guarantees, Qimonda has announced that it is already in advanced negotiations regarding the financing of €150 million. The availability of the total financing package is contingent upon successful completion of the relevant state, federal and European Commission approval procedures as well as final agreement on the detailed terms and conditions of the transaction. See “— Recent Developments Related to Qimonda”.

•	Our cash flow provided by operating activities from continuing operations increased from €256 million in the 2007 fiscal year to €580 million in our 2008 fiscal year. Cash flow used in operating activities from discontinued operations was €664 million in the 2008 fiscal year, compared to an inflow of €995 million in the prior year. This decrease of €1,659 million primarily reflects the loss incurred by Qimonda in the 2008 fiscal year. The sum of our cash flows from operating activities (continuing and discontinued operations combined) decreased from €1,251 million provided in the 2007 fiscal year to €84 million used during the 2008 fiscal year.

Corporate Activities:

•	To address rising risks in the current market environment, adverse currency trends and below benchmark margins, we implemented our cost-reduction program “IFX10+” in the third quarter of the 2008 fiscal year. Subsequent to the end of the 2008 fiscal year, and in light of continuing adverse developments in general economic conditions and in our industry, we identified significant further costs savings in addition to those originally anticipated. We expect that this program will result in significant annualized cost savings in the next fiscal year, primarily through measures in the following areas:

•	Product portfolio management to eliminate unprofitable or insufficiently profitable product families and to increase efficiency in research and development (“R&D”);

•	Reduction of manufacturing costs and optimization of the value chain;

•	Improved efficiency of processes and tasks in the fields of general and administrative expenses, R&D, and marketing and sales;

•	Re-organization of our structure along our target markets. Starting October 1, 2008, our company is in five segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions and Wireline Communications; and

•	Reductions in workforce.

•	During the 2008 fiscal year, we incurred restructuring charges of €188 million, which are primarily related to the IFX10+ cost-reduction program.

•	During the 2008 fiscal year, we completed the following two business acquisitions:

•	In October 2007, we acquired the mobility products business of LSI to further strengthen our activities in the field of communications. The acquired business develops semiconductors and software for mobile phone platform solutions.

•	In April 2008, we acquired Primarion, Inc., Torrance, California (“Primarion”) in order to further strengthen our activities in the field of power management applications. Primarion is among the leaders in designing, manufacturing and marketing digital power ICs for computing, graphics and communication applications.

•	During the 2008 fiscal year we completed the following three business disposals:

•	In November 2007, we entered into a joint venture agreement with Siemens, whereby we contributed all assets and liabilities of our high power bipolar business to a newly formed legal entity called Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”). Siemens subsequently acquired a 40 percent interest in Bipolar. We realized a gain before tax of €32 million from this transaction.

•	In April 2008, LSI acquired our HDD business, which designs, manufactures and markets semiconductors for HDD devices. We transferred our entire HDD activities, including customer relationships and know-how, to LSI, and we granted LSI a license for intellectual property (“IP”). We realized a gain before tax of €39 million from this sale.

•	In August 2008, we sold our bulk acoustic wave filter business (“BAW”) to Avago Technologies Ltd (“Avago”) and entered into a supply agreement through December 2009 with Avago. The BAW business designs, manufactures and markets cellular duplexers for N-CDMA and W-CDMA applications and filters for GPS. We realized a gain before tax of €9 million and recorded a deferred gain of €6 million which will be realized over the term of the supply agreement.

•	During the third quarter of the 2008 fiscal year, we repurchased a notional amount of €100 million of our convertible subordinated notes due 2010. The repurchase was made out of available cash. These notes were subsequently cancelled.

•	In August 2007, we and International Business Machines Corporation, New York, USA (“IBM”) signed an agreement in principle to divest our respective shares in ALTIS Semiconductor S.N.C., Essonnes, France (“ALTIS”) via a sale to Advanced Electronic Systems AG (“AES”). As of September 30, 2008, negotiations with AES have not progressed as previously anticipated and could not be completed. Despite the fact that negotiations are ongoing with additional parties, the outcome of these negotiations is uncertain. As a result, we reclassified related assets and liabilities previously classified as held for sale into held and used in the consolidated balance sheet as of September 30, 2008. The reclassification of the disposal group into held and used required an adjustment of €104 million to the carrying amount of the disposal group, which was recorded in income from continuing operations. The disposal group was measured at the lower of its carrying amount before being classified as held for sale, adjusted for any depreciation and amortization expense that would have been recognized had the disposal group been continuously classified as held and used, or the fair value at the date of the reclassification.

•	As part of our ongoing efforts to improve our production processes, expand our production capabilities, and improve our cost position, we:

•	continued to invest in our front-end power fabrication facility located in Kulim Hi-Tech Park, Malaysia. The capacity upon completion will be approximately 100,000 wafer starts per month using 200-millimeter wafers. At the end of the 2008 fiscal year aggregate capital expenditures to date were approximately €450 million and production was running at 40,000 wafer starts per month. The facility produces power and logic chips used in industrial and automotive power applications;

•	are currently qualifying products in 65-nanometer technology at several manufacturing partners and have begun to develop products based on 40-nanometer technology, which we currently plan to have manufactured by one of our manufacturing partners; and

•	are proceeding with our development agreements with IBM and its development and manufacturing partners to develop 32-nanometer technology. This agreement builds on the success of earlier joint development and manufacturing agreements.

Product and Technology Developments

•	We continued to invest heavily in research and development and achieved a number of significant milestones and product developments during the year:

Energy Efficiency

•	the introduction of three new families of OptiMOStm 3 N-channel MOSFETs with breakdown voltages of 40V, 60V and 80V, offering industry-leading performance in such key power conversion matrices as on-state resistance, which enables reductions of power losses of as much as 30 percent in power conversion and management applications, including switched mode power supplies, DC/DC converters and DC motor drives in computers, home appliances, industrial automation systems, telecommunications equipment and such consumer devices as power tools, electric lawnmowers and fans;

•	the introduction of the world’s first 900V high voltage power MOSFETs using a charge compensation principle for switched mode power supplies (for example, PC silverboxes and server power supplies), industry (for example building and streetlighting) and renewable energy applications (for example, photovoltaic converters);

•	the introduction of our new MIPAQtm family of IGBT modules that offers a very high level of integration enabling highly efficient power inverter designs to be used in uninterruptible power supplies, industrial drives such as compressors, pumps and fans, solar power plants, and air conditioning systems;

Security

•	our company’s appointment to provide security microcontrollers for the largest contactless microcontroller transportation card project in China in 2008, known as the “Shenzhen Tong” microcontroller cards, which are multi-application cards that can be used as both a ticket in public transportation and for payment in stores;

•	the introduction of a 32-bit high-security flash microcontroller designed to bring a significant layer of security and convenience to mobile applications based on NFC (Near Field Communications), which enables new services on mobile devices, such as ticketing, secure banking and loyalty programs, by holding a NFC-enabled mobile phone in front of a contactless terminal;

•	the introduction of the new SLM 76 family of security microcontrollers targeting the growing market of machine-to-machine communication (M2M) for various applications, such as utility monitoring, remote alarm systems, car telematics, fleet management and vending machines (stock level checks);

Communications

•	the start of volume production of our HSDPA mobile phone platform XMMtm6080 to Samsung Electronics Co. Ltd., Seoul, Korea (“Samsung”) and another customer. We also introduced a new generation 3G platform family. The new XMM61xx platform family addresses all major 3G market segments from cost efficient HSDPA to high-end HSUPA phones;

•	the sampling of our 65-nanometer GSM/GPRS single-chip solution X-GOLDtm113 and EDGE single-chip solution X-GOLDtm213. Both chips integrate the baseband, RF transceiver, power management unit, and FM radio in a single die; and

•	the introduction of XWAYtm ARX168, a single-chip ADSL2+ device with industry-first integrated Gigabit Ethernet support and advanced features to support Internet Protocol Television (IPTV) and wireless transmission rates of over 150 Mbps.

Our Business

We design, develop, manufacture and market a broad range of semiconductors and complete system solutions used in a wide variety of microelectronic applications, including computer systems, telecommunications systems, consumer goods, automotive products, industrial automation and control systems, and chip card applications. Our products include standard commodity components, full-custom devices, semi-custom devices, and application-specific components for memory, analog, digital, and mixed-signal applications. We have operations, investments, and customers located mainly in Europe, Asia and North America.

During the 2008 fiscal year, our continuing core business was organized in two segments, our Automotive, Industrial & Multimarket segment and our Communication Solutions segment.

•	Our Automotive, Industrial & Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in automotive, industrial and security applications, and applications with customer-specific product requirements.

•	Our Communication Solutions segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wireline and wireless communication applications.

Effective October 1, 2008, to better align our business with our target markets, we reorganized our core business into five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions, and Wireline Communications:

•	The Automotive segment designs, develops, manufactures and markets semiconductors for use in automotive applications. Together with its product portfolio, Infineon offers corresponding system know-how and support to its customers.

•	The Industrial & Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in industrial applications and in applications with customer-specific product requirements.

•	The Chip Card & Security segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in chip card and security applications.

•	The Wireless Solutions segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wireless communication applications.

•	The Wireline Communications segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions focused on wireline access applications.

We have two additional segments for reporting purposes, our Other Operating Segments, which includes remaining activities for certain product lines that have been disposed of, and other business activities, and our Corporate and Eliminations segment, which contains items not allocated to our operating segments, such as certain corporate headquarters’ costs, strategic investments, unabsorbed excess capacity and restructuring costs.

In addition, we currently hold a 77.5 percent interest in Qimonda. Qimonda designs memory technologies and develops, manufactures, and markets a large variety of memory products on a module, component and chip level. During the second quarter of the 2008 fiscal year, we committed to a plan to dispose of Qimonda. As a result the assets and liabilities of Qimonda in the consolidated balance sheet as of September 30, 2008 are classified as “held for disposal”.

On December 21, 2008, we, the German Free State of Saxony, and Qimonda jointly announced a financing package for Qimonda. The package includes a €150 million loan from the German Free State of Saxony, a €100 million loan from a state bank in Portugal and a €75 million loan from us. In addition to this financing package, Qimonda has announced that it expects to receive guarantees totaling €280 million from the Federal Government of Germany and the Free State of Saxony. Based on such guarantees, Qimonda has announced that it is already in advanced negotiations regarding the financing of €150 million. The availability of the total financing package is contingent upon successful completion of the relevant state, federal and European Commission approval procedures as well as final agreement on the detailed terms and conditions of the transaction. See “— Recent Developments Related to Qimonda”.

The Semiconductor Industry and Factors that Impact Our Business

Our business and the semiconductor industry generally are highly cyclical and characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life-cycles and wide fluctuations in product supply and demand. Although these factors affect all segments of our business, they are especially pronounced for Qimonda, are increasingly true for our Communication Solutions segment, and have historically had the least impact on our Automotive, Industrial & Multimarket segment.

Cyclicality

The industry’s cyclicality results from a complex set of factors, including, in particular, fluctuations in demand for the end products that use semiconductors and fluctuations in the manufacturing capacity available to produce semiconductors. This cyclicality is especially pronounced in the memory portion of the industry. Semiconductor manufacturing facilities (so-called fabrication facilities, or “fabs”) can take several years to plan, construct, and begin operations. Semiconductor manufacturers have in the past made capital investments in plant and equipment during periods of favorable market conditions, in response to anticipated demand growth for semiconductors. If more than one of these newly built fabs comes on-line at about the same time, the supply of chips to the market can be vastly increased. Without sustained growth in demand, this cycle has typically led to manufacturing over-capacity and oversupply of products, which in turn has led to sharp drops in semiconductor prices. When prices drop, manufacturers have in the past cut back on investing in new fabs. As demand for chips grows over time, without additional fabs coming on-line, prices tend to rise, leading to a new cycle of investment. The semiconductor industry has generally been slow to react to declines in demand, due to its capital-intensive nature and the need to make commitments for equipment purchases well in advance of planned expansion.

We attempt to mitigate the impact of cyclicality by investing in manufacturing capacities throughout the cycle and entering into alliances and foundry manufacturing arrangements that provide flexibility in responding to changes in the cycle.

Substantial Capital and R&D Expenditures

Semiconductor manufacturing is very capital-intensive. The manufacturing capacities that are essential to maintain a competitive cost position require large capital investments. The top 10 capital spenders in the industry, according to IC Insights, account for approximately 60 percent of the industry’s projected 2008 capital spending budgets. Manufacturing processes and product designs are based on leading-edge technologies that require considerable research and development expenditures. A high percentage of the cost of operating a fab is fixed; therefore, increases or decreases in capacity utilization can have a significant effect on profitability.

Because pricing, for DRAM products in particular, is market-driven and largely beyond our and Qimonda’s control, a key factor for Qimonda in achieving and maintaining profitability is to continually lower its per-unit costs by reducing total costs and by increasing unit production output through productivity improvements.

To reduce total costs, we and Qimonda each intend to share the costs of our respective research and development and manufacturing facilities with third parties, either by establishing alliances or through the use of foundry facilities for manufacturing. We believe that cooperation in alliances for R&D, as well as manufacturing and foundry partnerships, provide us with a number of important benefits, including the sharing of risks and costs, reductions in our own capital requirements, acquisitions of technical know-how, and access to additional production capacities. In our logic business, our principal alliances are with IBM, Chartered Semiconductor Manufacturing Ltd., Singapore (“Chartered Semiconductor”) and Samsung for

CMOS development and manufacturing at 65-nanometer, 45-nanometer, and 32-nanometer process technologies. Further, we have established foundry relationships with United Microelectronics Corporation, Taipei, Taiwan (“UMC”) for 130-nanometer and 90-nanometer manufacturing. In the backend field, in August 2008, we, STMicroelectronics NV and STATS ChipPAC Ltd. announced an agreement to jointly develop the next-generation of embedded Wafer-Level Ball Grid Array (“eWLB”) technology, based on our first-generation technology, for use in manufacturing future-generation semiconductor packages. This will build on our existing eWLB packaging technology, which we have licensed to our development partners. The new R&D effort, for which the resulting IP will be jointly owned by the three companies, will focus on using both sides of a reconstituted wafer to provide solutions for semiconductor devices with a higher integration level and a greater number of contact elements. In addition, Qimonda has established foundry relationships with partners in Asia, including Winbond Electronics Corp., Taichung, Taiwan (“Winbond”), to increase its manufacturing capacities, and therefore its potential revenues, without investing in additional manufacturing assets.

We expect to continue to increase unit production output through improvements in manufacturing, which is achieved by producing chips with smaller structure sizes (more bits per chip) and by producing more chips per silicon wafer (by using larger wafers). Currently, a substantial portion of our logic capacity is based on 130-nanometer structure sizes. Our 130-nanometer process technology, with up to eight layers of copper metallization, is in full production at several manufacturing sites, including our Dresden facility. Additional 130-nanometer process options have been developed to fulfill the needs of specialty applications. Our 90-nanometer logic technology is in production. We are currently qualifying
65-nanometer technology at several manufacturing partners and have begun to develop products based on 40-nanometer technology which are currently planned to be manufactured initially at one of our manufacturing partners.

About half of our fab capacity for logic products is used for the manufacture of power semiconductors used in automotive and industrial applications. We have manufacturing sites in Regensburg, Germany, in Villach, Austria and in Kulim, Malaysia. We continue to focus on innovation for power semiconductors, introducing power copper metallization and special processes to fabricate ever thinner wafers to optimize electrical resistance.

Technological Development and Competition

Sales prices per unit are volatile and generally decline over time due to technological developments and competitive pressure. Logic products generally have a certain degree of application specification. Although generally less volatile than those for commodity memory products, unit sales prices for logic products typically decline over time as technological developments occur. By contrast, DRAM products in particular, are to a large extent commodities. Since most specifications are standardized, customers can switch between suppliers on short notice. This leads to strong competition within the market, especially for standard DRAM products for PC applications, and causes manufacturers to pass cost savings on to their customers in an effort to gain market share.

We aim to offset the effects of declining unit sales prices on total net sales by optimizing product mix, by increasing unit sales volume and by continually reducing per-unit production costs. The growth in volume depends in part on productivity improvements in manufacturing. By moving to ever-smaller structure sizes, the number of functional elements has historically doubled approximately every two years. In the area of DRAM products, this trend, often referred to as Moore’s Law, has led to an average growth rate of bit-volumes of between 40 percent and 45 percent per year and, assuming constant costs per square inch of silicon, to an approximately 30 percent cost reduction per bit per year.

Seasonality

Our sales are affected by seasonal and cyclical influences, with sales historically strongest in our fourth fiscal quarter. These short cycles are influenced by longer cycles that are a response to innovative technical solutions from our customers that incorporate our products. The short-term and mid-term cyclicality of our sales reflects the supply and demand fluctuations for the products that contain our semiconductors. If anticipated sales or shipments do not occur when expected, expenses and inventory levels in a given quarter can be disproportionately high, and our results of operations for that quarter, and potentially for future quarters, may be adversely affected.

Product Development Cycles

For logic products, the cycle for test, evaluation and adoption of our products by customers before the start of volume production can range from several months to more than one year. Due to this lengthy cycle, we may experience significant delays from the time we incur expenses for R&D, marketing efforts, and investments in inventory, to the time we generate corresponding revenue, if any. Development cycles affect memory products to a lesser extent due to the higher degree of standardization for most memory products.

Acquisition and Divestiture Strategy

A key element of our core business strategy is to seek to reduce the time required to develop new technologies and products and bring them to market, and to optimize our existing product offerings, market coverage, engineering workforce, and technological capabilities. We plan to continue to evaluate strategic opportunities as they arise, including business combination transactions, strategic relationships, capital investments, and the purchase or sale of assets or businesses.

Intellectual Property

Due to the high-technology nature of the semiconductor industry, IP, meaning intangible assets relating to proprietary technology, is of significant importance. We do record assets on our balance sheet for self-developed IP. Costs for development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and we intend, and have sufficient resources, to complete development and use or sell the asset. The costs capitalized include the cost of materials, direct labor and directly attributable general overhead expenditures that serve to prepare the asset for use. Costs of research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred. IP licensed from others or acquired through a business combination is also reflected on our balance sheet, and reduced through amortization over its expected useful life. The value of such acquired IP is often complex and difficult to estimate. We also derive modest revenues from the licensing of our IP, generally pursuant to cross licensing arrangements.

Challenges that Lie Ahead

Going forward, our success will remain highly dependent on our ability to stay at the leading edge of technology development, and to continue to optimize our product portfolio. We must achieve both objectives to ensure that we have the flexibility to react to fluctuations in market demand for different types of semiconductor products. We believe that the ability to offer and the flexibility to manufacture a broad portfolio of products will be increasingly important to our long-term success in many markets within the semiconductor industry. Establishing and maintaining advantageous technology, development and manufacturing alliances, including the use of third-party foundries, and continuing our efforts to broaden our product portfolio will make it easier for us to respond to changes in market conditions and to improve our financial performance.

Semiconductor Market Conditions in the 2008 Fiscal Year

According to WSTS, the global semiconductor market grew by 4 percent through the first nine months of the 2008 calendar year compared to the same period last year, following a growth rate of 3.2 percent in the 2007 calendar year. In November 2008, WSTS predicted a growth rate of 2 percent for the full 2008 calendar year. Sales in North America are expected to decrease by 8 percent and in Europe by 1 percent in the 2008 calendar year, according to WSTS. The semiconductor market in Asia/Pacific (excluding Japan) is expected to increase by 8 percent; the Japanese market is expected to grow by 1 percent. Sales of non-memory products (logic chips, analog, and discretes), which accounted for 81 percent of the entire market in the first nine months of the 2008 calendar year, are predicted to grow by 8 percent compared with the 2007 calendar year. Sales of memory products are predicted to decline by 15 percent compared with the 2007 calendar year.

Results of Operations

Results of Operations as a Percentage of Revenue

The following table presents the various line items in our consolidated statements of operations expressed as percentages of revenue.

	For the years ended
	September 30,(1)
	2007	2008

Revenue	100.0%	100.0%
Cost of goods sold	(66.7)	(65.8)

Gross profit	33.3	34.2

Research and development expenses	(18.2)	(16.1)
Selling, and general administrative expenses	(12.4)	(13.1)
Other operating income	0.9	2.8
Other operating expenses	(1.4)	(8.4)

Operating income (loss)	2.2	(0.6)

Financial income	2.7	1.3
Financial expense	(6.0)	(4.1)
Income from investments accounted for using the equity method, net	—	—

Loss from continuing operations before income taxes	(1.1)	(3.4)

Income tax benefit (expense)	—	(0.9)

Loss from continuing operations	(1.1)	(4.3)

Loss from discontinued operations, net of income taxes	(8.0)	(82.4)

Net loss	(9.1)%	(86.7)%

Attributable to:
Minority interests	(0.6)%	(18.8)%
Shareholders of Infineon Technologies AG	(8.5)%	(67.9)%

(1)	Columns may not add up due to rounding.

Reorganization

Our organizational structure for the period through March 31, 2008 became effective on May 1, 2006, following the legal separation of our memory products business into the stand-alone legal company Qimonda. Effective March 31, 2008, the results of Qimonda are reported as discontinued operations in our consolidated statements of operations for all periods presented, and the assets and liabilities of Qimonda have been classified as held for disposal in the consolidated balance sheets as of September 30, 2008.

As a result, our company operated primarily in two operating segments during the 2008 fiscal year: Automotive, Industrial & Multimarket, and Communication Solutions. Further, certain our remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, and new business activities also meet the IFRS 8, “Operating Segments”, definition of an operating segment, but do not meet the requirements of a reportable segment as specified in IFRS 8. Accordingly, these segments are combined and disclosed in the “Other Operating Segments” category pursuant to IFRS 8.

Following the completion of the Qimonda carve-out, certain corporate overhead expenses are no longer apportioned to Qimonda and are instead allocated to our logic segments. In addition, Other Operating Segments includes net sales and earnings that Infineon Logic’s 200-millimeter production facility in Dresden recorded from the sale of wafers to Qimonda under a foundry agreement, which was cancelled during the 2008 fiscal year. The Corporate and Eliminations segment reflects the elimination of these net sales and earnings. Also, effective October 1, 2007, we record gains and losses from sales of investments in marketable debt and equity securities in the Corporate and Eliminations segment. The segments’ results of operations for prior periods have been reclassified to be consistent with the revised reporting structure and presentation, as well as to facilitate analysis of current and future operating segment information.

Effective October 1, 2008, to better align our business with our target markets, we recognized our core business into five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions and Wireline Communications. We will report our segment results under this new structure beginning with the first quarter of the 2009 fiscal year.

Revenue

We generate our revenues primarily from the sale of our semiconductor products and systems solutions. Our semiconductor products include a wide array of chips and components used in electronic applications ranging from wireless and wireline communication systems, to chip cards, to automotive electronics, and industrial applications.

We generated the majority of our product revenues in the 2008 fiscal year through our direct sales force, with approximately 22 percent of revenues from our logic segments derived from sales made through distributors.

We derive our license revenue from royalties and license fees earned on technology that we own and license to third parties. This enables us to recover a portion of our research and development expenses, and also often allows us to gain access to manufacturing capacity at foundries through joint licensing and capacity reservation arrangements.

Our revenues fluctuate in response to a combination of factors, including the following:

•	The market prices for our products, including fluctuations in exchange rates that affect our prices;

•	Our overall product mix and sales volumes;

•	The stage of our products in their respective life cycles;

•	The effects of competition and competitive pricing strategies;

•	Governmental regulations influencing our markets (e.g., energy efficiency regulations); and

•	The global and regional economic cycles.

	For the years ended
	September 30,
	2007	2008
	(€ in millions, except
	percentages)

Revenue	4,074	4,321
Changes year-on-year		6%
Of which:
License income	20	54
Percentage of revenue	0%	1%
Effect of foreign exchange over prior year	(174)	(271)
Percentage of revenue	(4)%	(6)%
Impact of acquisitions over prior year	16	133
Percentage of revenue	0%	3%

In the 2008 fiscal year, revenues increased primarily as a result of the revenue increase in the wireless business of the Communication Solutions segment, while revenues of our Automotive, Industrial & Multimarket segment slightly decreased. The increase in license income was due to higher license income within our Communication Solutions segment. The strength of the Euro (primarily against the U.S. dollar) during the 2007 and 2008 fiscal years negatively impacted revenue. The effect of foreign exchange over the prior year is calculated as the estimated change in current year revenues if the average exchange rate for the preceding year were applied as a constant rate in the current year. The increase in revenue resulting from business acquisitions since the beginning of the prior year reflects primarily the inclusion of a full-year consolidation of revenue in the year after the initial acquisition. Revenues for the 2008 fiscal year include the effect of the mobility products business acquired from LSI starting October 25, 2007 and Primarion starting April 28, 2008. Revenues for the 2007 fiscal year include the effect of the DSL Customer Premises Equipment (“CPE”) business acquired from Texas Instruments Inc. (“TI”) starting August 1, 2007.

Revenue by Segment

	For the years ended September 30,
	2007		2008
	(€ in millions, except percentages)

Automotive, Industrial & Multimarket	3,017	74%	2,963	69%
Communication Solutions(1)	1,051	26	1,360	31
Other Operating Segments(2)	219	5	100	2
Corporate and Eliminations(3)	(213)	(5)	(102)	(2)

Total	4,074	100%	4,321	100%

(1)	Includes revenues of €30 million and €10 million for fiscal years ended September 30, 2007, and 2008, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes revenues of €189 million and €79 million for fiscal years ended September 30, 2007 and 2008, respectively, from sales of wafers from Infineon Logic’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(3)	Includes the elimination of revenue of €219 million and €89 million for fiscal years ended September 30, 2007 and 2008, respectively, since these sales are not expected to be part of the Qimonda disposal plan.

•	Automotive, Industrial & Multimarket — In the 2008 fiscal year, revenue of the segment slightly decreased due to the sale of an interest in the bipolar business and formation of a joint venture which is being consolidated under the equity method of accounting effective October 1, 2007, and the sale of the HDD business to LSI in the third quarter of the 2008 fiscal year. Revenues of the remaining businesses increased as higher sales volumes more than offset the continued pricing pressures caused by technological developments and competition. Growth in revenues was driven mainly by continued strong demand for industrial high power applications, an increase in sales of multimarket applications, and a continued growing demand for government ID applications.

•	Communication Solutions — Revenues in the 2008 fiscal year increased strongly, primarily driven by the wireless business, resulting from a strong increase in mobile phone platform shipments and the consolidation of the mobility products business acquired from LSI. Net sales in the wireline business increased slightly as growth in broadband solutions — mainly driven by the consolidation of the CPE business acquired from TI — was partially offset by declining legacy revenues and negative currency effects.

•	Other Operating Segments — Revenues in the 2007 and 2008 fiscal years comprise mainly inter-segment revenue of wafers from Infineon Logic’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement which are eliminated in the Corporate and Eliminations segment. Effective November 30, 2007, as part of its measure aimed at further focusing its production on 300-millimeter capacities, Qimonda canceled the foundry agreement with Infineon Logic resulting in a significant decline in revenue during the 2008 fiscal year. The last wafers were delivered to Qimonda in May 2008.

Revenue by Region and Customer

	For the years ended September 30,
	2007		2008
	(€ in millions, except percentages)

Germany	907	22%	924	21%
Other Europe	888	22	818	19
North America	564	14	503	12
Asia/Pacific	1,450	36	1,800	42
Japan	213	5	198	4
Other	52	1	78	2

Total	4,074	100%	4,321	100%

The absolute and relative increase in the share of revenues in Asia/Pacific in the 2008 fiscal year was mainly due to the acquisition of the mobility products business from LSI and higher shipments of mobile phone platforms solutions to customers in Asia/Pacific in our Communication Solutions segment.

The revenues of our Automotive, Industrial & Multimarket segment increased in Germany and Asia/Pacific, whereas revenues from Other Europe, North America and Japan decreased. The number of customers in this segment grew by more than 10 percent in the 2008 fiscal year. The top 20 customers in this segment accounted for approximately 62 percent of the segment’s sales in the 2008 fiscal year.

In the Communication Solutions segment, we have experienced a further shift of revenues from Europe and North America to the Asia/Pacific region in the 2008 fiscal year. Our top 20 customers in this segment accounted for over 70 percent of its revenues in the 2008 fiscal year.

Cost of Goods Sold and Gross Margin

Our cost of goods sold consists principally of:

•	Direct materials, which consist principally of raw wafer costs;

•	Labor costs;

•	Overhead, including maintenance of production equipment, indirect materials, utilities and royalties;

•	Depreciation and amortization, including amortization of capitalized development cost;

•	Subcontracted expenses for assembly and test services;

•	Production support, including facilities, utilities, quality control, automated systems and management functions; and

•	Foundry production costs.

In addition to factors that affect our revenue, our gross margin is impacted by:

•	Factory utilization rates and related idle capacity costs;

•	Amortization of purchased intangible assets and capitalized development costs;

•	Product warranty costs;

•	Provisions for excess or obsolete inventories; and

•	Government grants, which are recognized over the remaining useful life of the related manufacturing assets.

We include in cost of goods sold the cost of inventory purchased from our joint ventures and other associated and related companies. Our purchases from these associated and related companies amounted to €47 million and €148 million in the 2007 and 2008 fiscal years respectively.

	For the years ended
	September 30,
	2007	2008
	(€ in millions, except
	percentages)

Cost of goods sold	2,716	2,843
Changes year-on-year		5%
Percentage of revenue	67%	66%
Gross margin	33%	34%

During the 2008 fiscal year our gross margin increased primarily as a result of productivity measures.

•	Automotive, Industrial & Multimarket — In the 2008 fiscal year, we were able to slightly increase gross margin by means of measures to increase productivity and despite an increase in idle capacity cost.

•	Communication Solutions — In the 2008 fiscal year the gross margin of this segment remained stable.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits for research and development personnel, material costs, depreciation and maintenance of equipment used in our research and development efforts, and contracted technology development costs. R&D expenses also include our joint technology development arrangements with partners such as IBM. Costs of research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred. Costs for development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and we intend, and have sufficient resources, to complete development and use or sell the asset. The costs capitalized include the cost of materials, direct labor and directly attributable general overhead expenditure that serves to prepare the asset for use.

We continue to focus our investments on the development of leading-edge manufacturing technologies and products with high potential for growth and profitability.

	For the years ended
	September 30,
	2007	2008
	(€ in millions, except
	percentages)

Research and development expenses	743	694
Changes year-on-year		(7)%
Percentage of revenue	18%	16%
Government subsidies	91	65
Percentage of revenue	2%	2%

Some of our R&D projects qualify for subsidies from local and regional governments where we do business. If the criteria to receive a grant are met, the subsidies received reduce R&D expenses over the project term as expenses are incurred.

In the 2008 fiscal year R&D expenses decreased by €49 million or 7 percent compared to the prior year. This decrease partly relates to a higher capitalization of development cost in 2008 fiscal year. During the 2008 fiscal year we capitalized development cost of €44 million compared to €27 million in the prior year.

•	Automotive, Industrial & Multimarket — In the 2008 fiscal year, R&D expenses remained stable as a percentage of revenues and decreased in absolute terms.

•	Communication Solutions — In the 2008 fiscal year, R&D expenses decreased as efficiency gains and cost reduction measures initiated during the 2007 fiscal year were taking effect for a full fiscal year. As a percentage of revenue, R&D expenses in the Communication Solutions segment declined sharply, mainly driven by the revenue increase.

Selling, General and Administrative (SG&A) Expenses

Selling expenses consist primarily of salaries and benefits for personnel engaged in sales and marketing activities, costs of customer samples, other marketing incentives, and related marketing expenses.

General and administrative expenses consist primarily of salaries and benefits for administrative personnel, non-manufacturing related overhead costs, consultancy, legal and other fees for professional services, recruitment and training expenses.

	For the years ended
	September 30,
	2007	2008
	(€ in millions, except
	percentages)

Selling, general and administrative expenses	504	565
Changes year-on-year		12%
Percentage of revenue	12%	13%

The year-on-year increase in absolute terms in the 2008 fiscal year primarily reflects increased selling expenses following the acquisitions of the mobility product business from LSI and the CPE business from TI.

Other Items Affecting Earnings

	For the years ended
	September 30,
	2007	2008
	(€ in millions, except
	percentages)

Other operating income	38	120
Percentage of revenue	1%	3%
Other operating expense	(57)	(366)
Percentage of revenue	(1)%	(8)%
Financial income	107	58
Percentage of revenue	3%	1%
Financial expense	(243)	(182)
Percentage of revenue	(6)	(4)%
Income from investments accounted for using the equity method, net	—	4
Percentage of revenue	0%	0%

Other Operating Income.  In the 2007 fiscal year, other operating income consisted mainly of gains of €17 million from the sale of the Polymer Optical fiber (“POF”) business to Avago, and gains of €3 million from the sale of the Sci-Worx business to Silicon Image Inc. Other operating income increased by €82 million from €38 million in the 2007 fiscal year to €120 million in the 2008 fiscal year. This increase mainly relates to higher gains from sales of businesses of €80 million resulting from the sale of 40 percent of our interest in Bipolar to Siemens, the sale of our HDD business to LSI, and the sale of our BAW business to Avago. Additionally, we realized gains from disposals of long-term assets of €4 million in the 2008 fiscal year.

Other Operating Expense.  Other operating expense increased by €309 million from €57 million in the 2007 fiscal year to €366 million in the 2008 fiscal year. This increase relates primarily to higher restructuring charges of €188 million. During the 2007 fiscal year, we took further restructuring measures, mainly in response to the insolvency of one of our largest mobile phone customers, BenQ Mobile GmbH & Co. OHG, and in order to further streamline certain research and development locations. Approximately 280 jobs were affected worldwide, thereof approximately 120 in the German locations Munich, Salzgitter and Nuremberg. A large portion of these restructuring measures were completed during the 2007 fiscal year. The Infineon Complexity Reduction program (“ICoRe”) was launched in July 2007, aimed at reducing costs and seeking added efficiencies by optimizing process flows. To address rising risks in the current market environment, adverse currency trends and below benchmark margins, we implemented the IFX10+ cost-reduction program in the third quarter of the 2008 fiscal year. The IFX10+ program includes measured target areas including product portfolio management, manufacturing costs reduction, value chain optimization, processes efficiency, reorganization of our structure along our target markets, and reductions in workforce. Approximately 10 percent of Infineon Logic’s workforce worldwide is expected to be impacted by IFX10+, which resulted in restructuring charges of €172 million in the 2008 fiscal year. Furthermore, higher impairment charges of €130 million related primarily to the write-down of ALTIS to its estimated fair value at the reclassification date from held for sale to held and used contributed to the increase. Additionally, we recorded a write-down of in-process R&D acquired from LSI of €14 million as no future economic benefit from its use or disposal was expected.

Financial Income and Expense. Financial income and expense decreased slightly during the 2008 fiscal year by €12 million compared to the prior year.

During the quarter ended March 31, 2007, we entered into agreements with Molstanda Vermietungsgesellschaft mbH (“Molstanda”) and a financial institution. Molstanda is the owner of a parcel of land located in the vicinity of our headquarters south of Munich. Pursuant to SIC 12 “Consolidation — Special Purpose Entities”, we determined that Molstanda meets the criteria of a Special Purpose Entity (“SPE”) and as a result of the agreements our company controls it. Accordingly, we consolidated the assets and liabilities of Molstanda beginning in the second quarter of the 2007 fiscal year. The €35 million excess in fair value of liabilities assumed and consolidated of €76 million, over the fair value of the newly consolidated identifiable assets of €41 million, was recorded as other financial expense during the second quarter of the 2007 fiscal year. Due to our loss situation, no tax benefit was provided on this loss. We subsequently acquired the majority of the outstanding capital of Molstanda during the fourth quarter of the 2007 fiscal year. In August 2007, we entered into an agreement to sell part of the acquired parcel of land to a third-party developer-lessor in connection with the construction and lease of Qimonda’s new headquarters office in the south of Munich.

Income from Investments Accounted for Using the Equity Method, Net.  In the 2008 fiscal year, equity in earnings of associated companies, net was €4 million, and primarily reflected our share in the net income of the Bipolar joint venture with Siemens.

Earnings Before Interest and Taxes (EBIT)

The accounting policies applied for segment reporting purposes are based on U.S. GAAP and may differ from those described in Note 2 to our consolidated financial statements which are based on IFRS. Significant differences in the accounting policies are discussed in Note 4 to our consolidated financial statements. Information with respect to our operating segments follows, in which the net difference between IFRS and U.S. GAAP financial information is presented as a single line in order to reconcile to measures on the basis of IFRS.

EBIT of our separate reporting segments were as follows:

	For the years ended
	September 30,
	2007	2008
	(€ in millions)

Automotive, Industrial & Multimarket	291	315
Communication Solutions	(165)	(73)
Other Operating Segments	(12)	(3)
Corporate and Eliminations	(77)	(287)

Total U.S. GAAP	37	(48)

IFRS reconciliation differences	20	(4)

Total IFRS	57	(52)

Adjust: Interest income	47	56
Interest expense	(148)	(151)

Loss from continuing operations before income taxes	(44)	(147)

EBIT developments of our reporting segments were as follows:

•	Automotive, Industrial & Multimarket — In the 2008 fiscal year, EBIT improved mainly due to gains of €68 million realized from the sale of 40 percent of our interest in Bipolar to Siemens and the sale of our HDD business to LSI. These gains were partly offset by impairment charges of €25 million. Furthermore, the negative impact from ongoing pricing pressure could be nearly offset by improvements primarily in the chipcard business. EBIT for the prior year included a gain of €17 million realized from the sale of our POF business to Avago.

•	Communication Solutions — The EBIT improvement in the 2008 fiscal year was mainly driven by the strong increase in revenues and despite the negative impact of currency fluctuations between the U.S. dollar and the Euro. Segment EBIT in the 2008 fiscal year included a write-off of €14 million of acquired in-process R&D in connection with the acquisition of the mobility products business of LSI.

•	Other Operating Segments — EBIT in the 2008 fiscal year improved as a result of better gross margins.

•	Corporate and Eliminations — EBIT in the 2008 fiscal year decreased significantly primarily as a result of restructuring costs incurred in connection with the IFX10+ program and charges resulting from the reclassification of the ALTIS disposal group into the held and used category.

Interest Expense, Net

We derive interest income primarily from cash and cash equivalents and marketable securities. Interest expense is primarily attributable to bank loans and convertible/exchangeable notes, and is net of interest capitalized on manufacturing facilities under construction.

	For the years ended
	September 30,
	2007	2008
	(€ in millions, except
	percentages)

Interest expense, net	(101)	(95)
Percentage of net sales	(2)%	(2)%

Interest expense relates principally to our convertible subordinated notes issued in February 2002 and in June 2003, our exchangeable subordinated notes issued in September 2007 and, to a lesser extent, bank loans and interest on outstanding tax obligations. In February 2007, we redeemed the remaining outstanding principal of the convertible subordinated notes issued in 2002, which resulted in a reduction of interest expense in the 2008 fiscal year. In addition, we realized higher interest income during the 2008 fiscal year. However, this net decrease in interest expense was partly offset by a loss of €8 million realized as a result of the repurchase of convertible subordinated notes due 2010 in the principal outstanding amount of €100 million during the third quarter of the 2008 fiscal year, which was classified as interest expense.

Income Taxes

	For the years ended
	September 30,
	2007	2008
	(€ in millions, except
	percentages)

Income tax benefit (expense)	1	(41)
Percentage of net sales	0%	(1)%
Effective tax rate	1%	(28)%

Generally, deferred tax assets in tax jurisdictions that have a three-year cumulative loss are subject to a valuation allowance excluding the impact of forecasted future taxable income. In the 2007 and 2008 fiscal years we continued to have a three-year cumulative loss in certain tax jurisdictions and, accordingly, we recorded increases in the valuation allowance of €31 million, and €181 million in those periods, respectively. We assess our deferred tax asset position on a regular basis. Our ability to realize benefits from our deferred tax assets is dependent on our ability to generate future taxable income sufficient to utilize tax loss carry-forwards or tax credits before expiration. We expect to continue to recognize no tax benefits in these jurisdictions until we have ceased to be in a cumulative loss position for the preceding three-year period.

Loss from discontinued operations, net of income tax

The results of Qimonda, presented in the consolidated statements of operations as discontinued operations for the 2007 and 2008 fiscal years, consist of the following components:

	For the years ended
	September 30,
	2007	2008
	(€ in millions)

Revenues	3,608	1,785
Costs and expenses	(3,956)	(3,773)
Loss on measurement to fair value less costs to sell	—	(1,475)

Loss from discontinued operations, before tax	(348)	(3,463)

Income tax (expense) benefit	21	(96)

Loss from discontinued operations, net of tax	(327)	(3,559)

In the 2008 fiscal year Qimonda’s total revenues decreased by €1,823 million, or 51 percent, to €1,785 million from €3,608 million in the 2007 fiscal year. Primarily responsible for this decrease was a significant decrease in DRAM prices and to a lesser extent the average exchange rate of the U.S. dollar against the euro. These decreases were partly offset by increases of higher bit shipments.

Cost and expenses of Qimonda decreased by €183 million from €3,956 million in the 2007 fiscal year to €3,773 million in the 2008 fiscal year, mainly as a result of a decrease in cost of goods sold. This decrease was partly offset by restructuring charges, impairment charges and higher R&D expenses primarily related to Qimonda’s efforts in the new Buried Wordline technology for 65-nanometers and 46-nanometers. Restructuring expenses of Qimonda during the 2008 fiscal year related mainly to the relocation of the back-end production in Malaysia, the combination of the research centers in North America, a comprehensive cost reduction program, the shutdown of our Flash activities in Italy and a global repositioning program. During the 2008 fiscal year, Qimonda recognized impairment charges for goodwill and for long-lived assets of the Richmond 200-millimeter facility. Additionally, as a result of Qimonda’s agreement to sell its 35.6 percent interest in Inotera Memories Inc. (“Inotera”) to Micron Technology, Inc. for US$400 million, Qimonda recognized impairment charges to reduce the carrying value of its investment in Inotera to the sales price less costs to sell.

Net Loss

In the 2007 fiscal year, net loss was significantly impacted by the results from discontinued operations, net of income tax, primarily due to Qimonda’s net loss, which resulted from the deterioration in memory product prices and a weaker U.S. dollar, and consequently a significant decrease in Qimonda’s gross margin. Net loss from discontinued operations in the 2007 fiscal year also included an €84 million loss from the sale of 28.75 million Qimonda ADSs. Restructuring charges of €45 million, and the expenses of €35 million resulting from the consolidation of Molstanda also contributed to the net loss in the 2007 fiscal year. In the 2008 fiscal year, the increase in net loss was primarily due to the increase in losses from discontinued operations, resulting from Qimonda’s net loss and the write-downs of €1,475 million to reduce Qimonda to its estimated current fair value less costs to sell. Furthermore, restructuring charges of €188 million primarily related to the IFX10+ program, and impairment charges contributed, to the net loss in the 2008 fiscal year.

Financial Condition

	As of September 30,
			Percentage change
	2007	2008	year-on-year
	(€ in millions, except percentages)

Current assets	5,210	4,648	(11)%
thereof: assets classified as held for disposal	303	2,129	+++ %
Non-current assets	5,389	2,334	(57)%

Total assets	10,599	6,982	(34)%

Current liabilities	2,853	3,673	29%
thereof: liabilities associated with assets classified as held for disposal	129	2,123	+++ %
Non-current liabilities	1,742	1,148	(34)%

Total liabilities	4,595	4,821	5%

Minority Interests	960	70	(93)%
Total equity attributable to shareholders of Infineon Technologies AG	5,044	2,091	(59)%

Total equity	6,004	2,161	(64)%

As of September 30, 2008, our total assets decreased by 34 percent to €6,982 million from €10,599 million at the prior year-end. This decrease was mainly due to the decrease in Qimonda’s total assets and the write-down recorded to reduce Qimonda to its estimated current fair value less costs to sell. In our continued operations total assets also decreased as of September 30, 2008, compared to the prior year-end. This decrease was mainly due to the decrease in current assets, as cash and cash equivalents and available for sale financial assets decreased, as a result of cash used in investing activities from continuing operations and cash used in financing activities being higher than cash provided by operating activities from continuing operations. In addition, cash and cash equivalents and available-for-sale financial assets in the amount of €121 million were reclassified to trade and other receivables as of September 30, 2008. This decrease in current assets within our continuing operations was partly offset by increases of non-current assets within continuing operations as of September 30, 2008, primarily relating to the increase in goodwill and other intangible assets resulting from the acquisition of the mobility business from LSI and Primarion, which were partly offset by a decrease in property, plant and equipment as capital expenditures were more than offset by depreciation, amortization, and impairment charges during the 2008 fiscal year.

Total liabilities increased by €226 million as of September 30, 2008, compared to the prior year end. This increase was primarily caused by an increase in Qimonda’s total liabilities, which are classified as liabilities associated with assets held for disposal as of September 30, 2008. The increase in Qimonda’s total liabilities is mainly due increased short and long-term debt of Qimonda, partly offset by a decrease in trade accounts payable. Decreases in total liabilities within our continuing operations, primarily due to a decrease in short and long-term debt and trade accounts payable, partly offset the increases of Qimonda’s total liabilities.

Total equity decreased by €3,843 million as of September 30, 2008, primarily as a result of the net loss incurred in the 2008 fiscal year.

Liquidity

Cash Flow

Our consolidated statements of cash flows show the sources and uses of cash and cash equivalents during the reported periods. They are of key importance for the evaluation of our financial position.

Cash flows from investing and financing activities are both indirectly determined based on payments and receipts. Cash flows from operating activities are determined indirectly from net loss. The changes in balance sheet items have been adjusted for the effects of foreign currency exchange fluctuations and for changes in the scope of consolidation. Therefore, they do not conform to the corresponding changes in the respective balance sheet line items.

	For the years ended
	September 30,
	2007	2008
	(€ in millions)

Net cash provided by operating activities from continuing operations	256	580
Net cash used in investing activities from continuing operations	(48)	(665)
Net cash used in financing activities from continuing operations	(214)	(230)
Net decrease in cash and cash equivalents from discontinued operations	(185)	(318)

Net decrease in cash and cash equivalents	(191)	(633)

Cash provided by operating activities from continuing operations was €580 million in the 2008 fiscal year, and reflected mainly the loss from continuing operations of €188 million, which is net of non-cash charges for depreciation and amortization of €571 million, impairment charges of €137 million and a €14 million charge for in-process R&D acquired from LSI. Also included in loss from continuing operations were gains from sales of businesses of €80 million. Cash provided by operating activities from continuing operations was positively impacted by the changes in operating assets and liabilities of €145 million.

Net cash used in investing activities from continuing operations of €665 million in the 2008 fiscal year mainly reflects capital expenditures of €353 million for the acquisition of the mobility products business of LSI and Primarion, and of €312 million for the purchase of property, plant and equipment. These cash outflows were partially offset by proceeds from the sale of businesses and interests in subsidiaries of €121 million, and by net proceeds from the sale and purchase of marketable securities of €27 million.

Net cash used in financing activities from continuing operations increased by €16 million to €230 million in the 2008 fiscal year. During the 2008 fiscal year, we made repayments of short-term and long-term debt of €294 million, of which €98 million related to the repurchase of a notional amount of €100 million of convertible subordinated notes due 2010. We also made dividend payments to minority interest holders of €80 million, which were partly offset by proceeds from issuance of long-term debt of €149 million.

Net decrease in cash and cash equivalents from discontinued operations was €318 million in the 2008 fiscal year compared to €185 million in the prior year. The net decrease in cash and cash equivalents from discontinued operations was mainly due to Qimonda’s net cash used in operating activities which was partly offset by Qimonda’s net cash provided by financing activities. Qimonda’s cash flow from operating activities decreased significantly from net cash provided of €995 million in the 2007 fiscal year to net cash used of €664 million in the 2008 fiscal year. This was mainly caused by Qimonda’s net loss, which was largely a result of lower revenues due to the strong decline in average selling prices as compared to the prior year. This negative impact on Qimonda’s cash flow from operating activities was partly offset by working capital improvements resulting from a decrease in its inventories and trade accounts receivable. Qimonda’s cash flow from operating activities was also negatively impacted by a decrease in trade accounts payable in the 2008 fiscal year compared to the 2007 fiscal year. Qimonda’s net cash provided by financing activities was €343 million in the 2008 fiscal year and refers mainly to Qimonda’s issuance of US$248 million of convertible notes due 2013 from which Qimonda raised €168 million. Furthermore, drawings under several short-term and long-term loan agreements net of repayments and partially offset by redemptions under capital lease agreements contributed to Qimonda’s net cash provided by financing activities.

Free Cash Flow

We define free cash flow as cash from operating and investing activities from continuing operations excluding purchases or sales of securities available-for-sale. Since we hold a substantial portion of our available monetary resources in the form of readily available marketable securities, and operate in a capital-intensive industry, we report free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. It is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. Free cash flow includes only amounts from continuing operations, and is determined as follows from the consolidated statements of cash flows:

	For the years ended
	September 30,
	2007	2008
	(€ in millions)

Net cash provided by operating activities from continuing operations	256	580
Net cash used in investing activities from continuing operations	(48)	(665)
Sales of securities available-for-sale, net	(266)	(27)

Free cash flow	(58)	(112)

Free cash flow was negative €112 million in the 2008 fiscal year, compared to negative €58 million in the 2007 fiscal year. The decrease in free cash flow was primarily due to higher net cash used in investing activities from continuing operations of €665 million, partly offset by increased net cash provided by operating activities from continuing operations of €580 million.

Net Cash Position

The following table presents our gross and net cash positions and the maturity of debt. It is not intended to be a forecast of cash available in future periods.

	Payments due by period
		Less than	1-2	2-3	3-4	4-5	After
As of September 30, 2008	Total	1 year	years	years	years	years	5 years
	(€ in millions)

Cash and cash equivalents	749	749	—	—	—	—	—
Available-for-sale financial assets	134	134	—	—	—	—	—

Gross cash position	883	883	—	—	—	—	—

Less:
Long-term debt	963	—	773	82	68	40	—
Short-term debt and current maturities	207	207	—	—	—	—	—

Total financial debt	1,170	207	773	82	68	40	—

Net cash position	(287)	676	(773)	(82)	(68)	(40)	—

Our gross cash position, representing cash and cash equivalents, plus available-for-sale financial assets, was €883 million at September 30, 2008, compared with €2,226 million at the prior year end. The decrease was due to the negative free cash flow of €112 million, the repurchase of convertible subordinated notes due 2010 in the principal outstanding amount of €100 million, and the reclassification of cash and cash equivalents and available-for-sale financial assets in the amount of €121 million into trade and other receivables as of September 30, 2008. Furthermore, prior year gross cash position included Qimonda’s gross cash position which as of September 30, 2008 is included in assets classified as held for disposal.

Long-term debt principally consists of convertible and exchangeable subordinated notes that were issued in order to strengthen our liquidity position and allow us more financial flexibility in conducting our business operations. The total notional amount of outstanding convertible and exchangeable notes as of September 30, 2008 amounted to €815 million.

On June 5, 2003, we issued €700 million in convertible subordinated notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes are unsecured and accrue interest at 5 percent per year. The notes are convertible, at the option of the noteholders, into a maximum of 68.4 million ordinary shares of our company, at a conversion price of €10.23 per share through maturity. During the third quarter of the 2008 fiscal year, we repurchased a notional amount of €100 million of convertible subordinated notes due 2010. The repurchase was made out of available cash. These notes were subsequently cancelled.

On September 26, 2007, we issued €215 million in exchangeable subordinated notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes are unsecured and accrue interest at 1.375 percent per year. The notes are exchangeable for a maximum of 20.5 million Qimonda ADSs, at an exchange price of €10.48 per ADS at any time during the exchange period through maturity. Subsequent to September 30, 2008, we repurchased notional amounts of €95 million and €22 million of our exchangeable subordinated notes due 2010 and our convertible subordinated notes due 2010, respectively. The repurchases were made out of available cash.

Our net cash position, meaning cash and cash equivalents, plus available-for-sale financial assets, less total financial debt, decreased by €950 million to negative €287 million at September 30, 2008, compared with positive €663 million at September 30, 2007, primarily because prior year amounts also included Qimonda’s net cash position. Additionally, net cash position decreased principally due to negative free cash flow of 112 million from continuing operation and dividend payments to minority interest holders.

To secure our cash position and to keep flexibility with regards to liquidity, we have implemented a policy with risk limits for the amounts deposited with respect to the counterparty, credit rating, sector, duration, credit support and type of instrument.

Capital Requirements

We require capital in our 2009 fiscal year to:

•	Lend funds to Qimonda (See “Recent Developments Related to Qimonda”)

•	Finance our operations;

•	Make scheduled debt payments;

•	Settle contingencies if they occur; and

•	Make planned capital expenditures.

We expect to meet these requirements through:

•	Cash flows generated from operations;

•	Cash on hand and securities we can sell; and

•	Available credit facilities.

As of September 30, 2008, we require funds for the 2009 fiscal year aggregating €929 million, consisting of €207 million for short-term debt payments and €722 million for commitments. In addition, we may need up to €31 million for currently known and estimable contingencies. We also plan to invest approximately €200 million in capital expenditures. We have a gross cash position of €883 million as of September 30, 2008, and also the ability to draw funds from available credit facilities of €541 million.

We will need to continue to generate significant cash going forward in order to fund our investments and meet scheduled debt repayments. Given the recent trading price of our ordinary shares and Qimonda ADSs, it is unlikely that a noteholder would convert or exchange its notes for our ordinary shares or Qimonda ADSs, as applicable. Therefore, we may be required to find an alternative source of funds, to repay the outstanding principal and accrued interest on the convertible and exchangeable notes in June and August 2010, respectively.

Commitments and Contingencies

	Payments due/expirations by period
		Less than	1-2	2-3	3-4	4-5	After
As of September 30, 2008(1)	Total	1 year	years	years	years	years	5 years
	(€ in millions)

Contractual commitments:
Operating lease payments	776	75	63	59	58	56	465
Unconditional purchase commitments	634	594	18	11	3	4	4
Future interest payments	111	53	43	8	4	1	2

Total commitments	1,521	722	124	78	65	61	471

Other contingencies:
Guarantees(2)	97	11	—	5	14	3	64
Contingent government grants(3)	47	20	12	4	5	6	—

Total contingencies	144	31	12	9	19	9	64

(1)	Certain payments of obligations or expiration of commitments that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table, based on our estimate of the reasonably likely timing of payments or expirations in each particular case. Actual outcomes could differ from those estimates.

(2)	Guarantees are mainly issued for the payment of import duties, rentals of buildings and contingent obligations related to government grants received.

(3)	Contingent government grants refer to amounts previously received, related to the construction and financing of certain production facilities, which are not guaranteed otherwise and could be refundable if the total project requirements are not met.

The above table should be read together with note 40 to our consolidated financial statements for the year ended September 30, 2008.

Off-Balance Sheet Arrangements

We issue guarantees in the normal course of business, mainly for the payment of import duties, rentals of buildings and contingent obligations related to government grants received. As of September 30, 2008, the undiscounted amount of potential future payments for guarantees was €97 million.

Capital Expenditures

	For the years ended
	September 30,
	2007	2008
	(€ in millions)

Continuing operations	498	312

Depending on market developments and our business situation we currently expect to invest approximately €200 million in capital expenditures in the 2009 fiscal year, principally for our manufacturing facilities in Malacca, Malaysia, and in Kulim, Malaysia. We also continuously seek to improve productivity and upgrade technology at existing facilities. As of September 30, 2008, €44 million of this amount was committed and included in unconditional purchase commitments. Due to the lead times between ordering and delivery of equipment, a substantial amount of capital expenditures typically is committed well in advance.

Credit Facilities

We have established both short- and long-term credit facilities with a number of different financial institutions in order to meet our anticipated funding requirements. These facilities, which aggregate €987 million, of which €541 million remained available at September 30, 2008, comprise the following:

	Nature of financial		As of September 30, 2008
	institution	Purpose/	Aggregate
Term	commitment	intended use	facility	Drawn	Available
			(€ in millions)

Short-term	firm commitment	general corporate purposes, working capital, guarantees	504	139	365
Short-term	no firm commitment	working capital, cash management	176	—	176
Long-term(1)	firm commitment	project finance	307	307	—

Total			987	446	541

(1)	Including current maturities.

In September 2004, we executed a US$400/€400 million syndicated credit facility with a five-year term, which was subsequently reduced to US$345/€300 million in August 2006. The facility consists of two tranches. Tranche A is a term loan originally intended to finance the expansion of the Richmond, Virginia, manufacturing facility. In January 2006, we drew US$345 million under Tranche A, on the basis of a repayment schedule that foresees equal installments falling due in March and September each year. At September 30, 2008, US$125 million was outstanding under Tranche A. Tranche B, which is a multicurrency revolving facility to be used for general corporate purposes, remained undrawn at September 30, 2008. The facility has customary financial covenants, and drawings bear interest at market-related rates that are linked to financial performance. The lenders of this credit facility have been granted a negative pledge relating to the future financial indebtedness of the Company with certain permitted encumbrances.

At September 30, 2008, we were in compliance with our debt covenants under the relevant facilities.

We plan to fund our working capital and capital requirements from cash provided by operations, available funds, bank loans, government subsidies and, if needed, the issuance of additional debt or equity securities. We have also applied for governmental subsidies in connection with certain capital expenditure projects, but can provide no assurance that such subsidies will be granted on a timely basis or at all. We can provide no assurance that we will be able to obtain additional financing for our research and development, working capital or investment requirements or that any such financing, if available, will be on terms favorable to us.

Taking into consideration the financial resources available to us, including our internally generated funds and currently available banking facilities, we believe that we will be in a position to fund our capital requirements in the 2009 fiscal year.

Pension Plan Funding

Our defined pension benefit obligation, which takes into account future compensation increases, amounted to €376 million at September 30, 2008, compared to €475 million at September 30, 2007. The fair value of plan assets as of September 30, 2008 was €333 million, compared to €409 million as of September 30, 2007.

The actual return on plan assets between the last measurement dates amounted to negative 11.1 percent, or €(41) million, for domestic (German) plans and negative 8.0 percent, or €(2) million, for foreign plans, compared to the expected return on plan assets for that period of 6.5 percent for domestic plans and 7.0 percent for foreign plans. We have estimated the return on plan assets for the next fiscal year to be 7.1 percent, or €21 million, for domestic plans and 7.2 percent, or €3 million, for foreign plans.

At September 30, 2007 and 2008, the combined funding status of our pension plans reflected an under-funding of €66 million and €43 million, respectively.

Our investment approach with respect to the pension plans involves employing a sufficient level of flexibility to capture investment opportunities as they occur, while maintaining reasonable parameters to ensure that prudence and care are exercised in the execution of the investment program. The pension plans’ assets are invested with several investment managers. The plans employ a mix of active and passive investment management programs. Considering the duration of the underlying liabilities, a portfolio of investments of plan assets in equity securities, debt securities and other assets is targeted to maximize the long-term return on plan assets for a given level of risk. Investment risk is monitored on an ongoing basis through periodic portfolio reviews, meetings with investment managers and liability measurements. Investment policies and strategies are periodically reviewed to ensure the objectives of the plans are met considering any changes in benefit plan design, market conditions or other material items.

Our asset allocation targets for pension plan assets are based on our assessment of business and financial conditions, demographic and actuarial data, funding characteristics, related risk factors, market sensitivity analyses and other relevant factors. The overall allocation is expected to help protect the plans’ level of funding while generating sufficiently stable real returns (i.e., net of inflation) to meet current and future benefit payment needs. Due to active portfolio management, the asset allocation may differ from the target allocation up to certain limits. As a matter of policy, our pension plans do not invest in Infineon shares.

Financial Instruments

We periodically enter into derivatives, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the impact of interest rate and exchange rate fluctuations on our foreign currency denominated net future cash flows. We do not enter into derivatives for trading or speculative purposes.

Employees

The following table indicates the composition of our workforce by function and region at the end of the fiscal years indicated.

	As of September 30,
	2007	2008

Function:
Production	20,376	19,358
Research & Development	5,833	6,273
Sales & Marketing	1,832	1,905
Administrative	1,557	1,583

Infineon Logic	29,598	29,119

Qimonda	13,481	12,224

Total	43,079	41,343

Region:
Germany	10,151	10,053
Europe	5,564	5,192
North America	581	821
Asia/Pacific	13,145	12,897
Japan	157	156

Infineon Logic	29,598	29,119

Qimonda	13,481	12,224

Total	43,079	41,343

In the 2007 fiscal year, the number of employees in our logic business decreased in Germany primarily as a result of the phase out of manufacturing at Munich-Perlach, and the restructuring program initiated following the insolvency of BenQ’s German subsidiary, but increased in the Asia/Pacific region due to expansion of production in Kulim, Malaysia, and research and development in Malaysia and China.

During the 2008 fiscal year, the number of employees in our logic business decreased slightly, primarily due to the foundation of the Bipolar joint venture with Siemens and further decreases in the number of production employees primarily in Asia/Pacific. These decreases were partly offset by employees that joined the company as a result of the acquisitions we made during the year.

People at Infineon — Human resources management with regard IFX10+

•	Actively demonstrate the responsibility we feel for our employees.

•	Create efficient organizational structures that enhance value by acting together in the interests of our customers.

•	Creating motivating working conditions by helping employees to master change processes and fostering a culture of innovation.

The launch of IFX10+ was also the dominant issue in Human Resources department in the fiscal year 2008, and the associated efforts should deliver wide-ranging positive results in the current fiscal year in particular.

The restructuring of our company was the first matter to be tackled. Achieving the objectives of IFX10+ safeguards Infineon’s future prospects and protects jobs. Leaner structures will enable us to cut costs and boost EBIT, but we have to implement the necessary measures to reduce headcount in a socially responsible manner. What we aim for are mutually acceptable provisions that create a time window and financial framework within which the staff affected can find alternative employment. We are also working to establish channels of communication with other companies that are looking to recruit, and offering external consulting services. We consider it nothing less than our duty to work openly and constructively with employee representatives in relation to all employee concerns.

In the past fiscal year we already attained relevant agreements covering the majority of the targeted jobs to be discontinued worldwide, so it appears likely that we will complete the planned reduction over the next months.

The reorganization and realignment of our company were also priority issues under IFX10+. The company moved to a new system at the beginning of the current fiscal year comprising five divisions focusing on the existing customer and market segments plus stronger central functions and leaner management structures. The resulting adaptation of the personnel structure formed another of the focal points of human resources work as we sought to continue supporting our employees in a constantly evolving working environment.

Our employees have shown themselves most willing to adjust to new and more efficient corporate structures and to help mold the future of Infineon. The YIP (Your Idea Pays) program provides an excellent example of this commitment in practice: at Infineon, suggestions as to how we might be more frugal in our use of resources often originate from our workforce. One team from Dresden, for example, came up with the idea of reprocessing test wafers themselves, saving around €3.7 million in total while safeguarding jobs. Savings totaling around €100 million have been realized worldwide on the basis of the suggestions received.

Capable and committed employees and managers are essential for the effective implementation of IFX10+, as is improved internal communication of the type required for successful change management. In this regard, we are building on our company-wide principles (we commit, we innovate, we partner, we create value), which provide the foundation for a healthy, successful and diverse working environment. This ensures that the company remains an equitable place to work and offers equal opportunities to all.

Infineon’s Leadership Practices are intended to create a working environment that respects the individual and to make sure we live up to our social responsibilities. We want our company to be a place where respect and values matter. This builds confidence among employees and customers alike. We also provide jobs that offer the flexibility needed to balance family and career, opportunities for personal and professional development and assistance with building up a pension for retirement, all of which gives our employees good reason to back Infineon through all phases of the economic cycle.

Human resources work also involves managing general labor costs. The objective here is to ensure that remuneration structures are both attractive and commensurate with the value added by the role concerned. Here too market conditions have to taken into account. We see ourselves as a learning community and seek to enhance our employees’ skills and capabilities through stimulating and challenging tasks, best practice sharing and targeted opportunities for continuing personal development. We believe that every one of our employees — and not just our engineers and managers — deserves the chance to learn how to do his or her job better and should be developed. Indeed, ultimately such an approach is central to putting the culture of innovation to which Infineon subscribes into practice at every level.

Our responsibility in occupational safety, in environment and health protection

Our IMPRES System — Infineon Integrated Management Program for Environment, Safety and Health — has been implemented worldwide and incorporates all processes, strategies and objectives in the area of safety, health and environmental protection. IMPRES as an integrated system is highly efficient and complies with the requirements of the standards ISO 14001 and OHSAS 18001.

By ongoing improvements, we ensure that we not only comply with the minimum statutory and regulatory requirements, but also go above and beyond the minimum requirements in order to meet our commitment for continuing improvement in safety, health and environmental protection, and thus ensure sustainable business management. The efficient and responsible use of resources and energy is an integral part of our policy.

The safe handling of chemicals that are an unavoidable necessity in our production processes is of high priority in our company. Already when such chemicals are ordered, experts start recording, evaluating, and monitoring them to ensure that they are used in production exclusively under precisely defined parameters which are subject to the expert’s approval. Such approvals are only granted when the safety of individuals and the environment is guaranteed throughout the period of usage of the chemicals.

In recent years, the world-wide requirements and restrictions involving the use of certain substances in electrical and electronic products as well as our processes have increased, and we expect it will continue to increase. However, compliance with these requirements does not come into question for us.

These requirements and restrictions, which are sometimes region-specific, are carefully taken into account by us, given our need to deliver products globally. Meeting these challenges requires clear strategies, defined management processes, and active participation in international standard setting. IMPRES incorporates product- related environmental protection as one of its integral pillars, and encompasses internal processes which ensure that our products consistently comply with legal and statutory requirements and offer a high degree of legal certainty and reliability to our customers.

Compensation

In compliance with legal requirements and the recommendations of the German Corporate Governance Code as amended on June 6, 2008, this report provides information on the principles for determining the compensation of the Management Board and Supervisory Board of Infineon Technologies AG and the amount of compensation paid to the individual members of the Management Board and Supervisory Board.

Compensation of the Management Board

Compensation structure

The Executive Committee of the Supervisory Board, which includes the chairman of the Supervisory Board Max Dietrich Kley, the deputy chairman of the board Gerd Schmidt, and board member Prof. Dr. Martin Winterkorn, is responsible for determining the compensation of the Management Board. The compensation of the members of the Management Board is intended to reflect the company’s size and global presence, its economic condition and performance, and the level and structure of the compensation paid to management boards of comparable companies within Germany and abroad. Additional factors taken into account are the duties, responsibilities and contributions of each member of the Management Board. Their compensation complies with the stipulations of Section 87 of the German Stock Corporation Act and is calculated to be competitive both nationally and internationally and thus to provide an incentive for dedicated and successful work within a dynamic environment. The level of compensation is reevaluated every two years, taking into account an analysis of the income paid to executives of comparable companies.

The compensation of the Management Board comprises the following elements:

•	Fixed annual base salary. The non-performance-related annual base salary is contractually fixed. It is partly paid in 12 equal monthly installments, and partly paid as a lump sum at the end of each fiscal year (referred to below as the “Annual Lump Sum”).

•	Performance-related compensation. The annual bonus is dependent on the return on assets, which we define as earnings before interest and taxes (EBIT) adjusted for exceptional effects, in proportion to capital employed. This ensures that a bonus is earned only if the business develops positively. The annual bonus is determined by the Executive Committee in a two-phase process. In a first step, a target bonus amount is determined from a table agreed in the service agreements on the basis of the return on assets. The Executive Committee subsequently evaluates the personal performance of each individual board member over the past fiscal year, and then determines the actual bonus amount. In addition to the bonus dependent on the return on assets, Management Board contracts provide for a possible special bonus awarded in recognition of special business achievements.

•	Infineon Technologies AG stock options. Management Board members are eligible to receive stock options under the 2006 Stock Option Plan approved by the Infineon Technologies AG Shareholders’ Annual General Meeting on February 16, 2006, as a variable compensation element with a long-term incentive effect and a risk character. Each stock option guarantees the right to acquire one share at a fixed exercise price. The options are valid for six years and may be exercised only after an initial waiting period of three years and not during specified black-out periods. The exercise price at which a share may be acquired upon exercise of an option is equal to 120 percent of the average Infineon opening prices on the Frankfurt Stock Exchange in the XETRA trading system over the five trading days preceding the date that the option is granted. The exercise of the options is dependent on the attainment of absolute and relative performance targets. The precondition for the exercise of the option rights is that the Infineon share price on the Frankfurt Stock Exchange in the XETRA trading system equals or exceeds the exercise price on at least one trading day during the option life. Furthermore, the options can only be exercised if the Infineon share price exceeds the performance of the comparative index Philadelphia Semiconductor Index for three consecutive days on at least one occasion during the life of the option. These absolute and relative performance targets serve to ensure that the options are only exercised if the value of the company significantly increases. The Supervisory Board is responsible for all decisions on granting options to members of the Management Board. In the 2008 fiscal year, no options were granted to members of the Management Board. The main provisions of our 2006 stock option plan are described in note 34 to our consolidated financial statements for the year ended September 30, 2008, and are available in full text on the Internet at www.infineon.com.

Compensation of the Management Board in the 2008 fiscal year

In the 2008 fiscal year, the active members of the Management Board received total compensation of €4,920,006. No performance-related bonuses were paid for the 2008 fiscal year.

The individual members of the Management Board who were active in the 2008 fiscal year received the following annual compensation (gross without statutory deductions)(1):

Overview of the total compensation

		Cash	Stock-based	Total
	Fiscal	compensation	compensation	compensation
Management board member	year	in €	in €	in €(2)

Peter Bauer (CEO)	2008	1,089,614	—	1,089,614
	2007	920,146	203,000	1,123,146
Prof. Dr. Hermann Eul	2008	914,457	—	914,457
	2007	729,815	203,000	932,815
Peter J. Fischl (until March 31, 2008)	2008	515,933	—	515,933
	2007	1,027,130	304,500	1,331,630
Dr. Reinhard Ploss	2008	720,859	—	720,859
	2007	235,659	—	235,659
Dr. Marco Schröter (as of April 1, 2008)	2008	584,757	—	584,757
	2007	—	—	—
Dr. Wolfgang Ziebart (until May 31, 2008)	2008	1,094.386	—	1,094,386
	2007	1,636,828	406,000	2,042,828

Total	2008	4,920,006	—	4,920,006

	2007	4,549,578	1,116,500	5,666,078

(1)	Each in accordance with the duration of membership on the Management Board during the respective fiscal year.

(2)	This amount includes the fair value of the stock options granted in the respective fiscal year.

Cash compensation

The cash compensation listed in the overview above comprises the following elements (in €):

		Non-performance-related compensation
		Annual base salary(1)
		Amount paid
		in monthly	Annual		Total cash
Management board member	Fiscal year	installments	lump sum	Other(2)	compensation

Peter Bauer (CEO)	2008	533,333	533,333	22,948	1,089,614
	2007	367,500	532,500	20,146	920,146
Prof. Dr. Hermann Eul	2008	450,000	450,000	14,457	914,457
	2007	358,333	358,333	13,149	729,815
Peter J. Fischl (until March 31, 2008)	2008	200,000	300,000	15,933	515,933
	2007	400,000	600,000	27,130	1,027,130
Dr. Reinhard Ploss	2008	350,000	350,000	20,859	720,859
	2007	116,667	116,667	2,325	235,659
Dr. Marco Schröter (as of April 1, 2008)	2008	250,000	250,000	84,757	584,757
	2007	—	—	—	—
Dr. Wolfgang Ziebart (until May 31, 2008)	2008	533,333	533,333	27,720	1,094,386
	2007	800,000	800,000	36,828	1,636,828

Total	2008	2,316,666	2,416,666	186,674	4,920,006

	2007	2,042,500	2,407,500	99,578	4,549,578

(1)	Each in accordance with the duration of membership on the Management Board during the respective fiscal year.

(2)	The compensation included under “Other” comprises primarily the monetary value of the provision of a company car and insurance contributions, and, in the case of Dr. Schröter, the reimbursement of expenses for the maintenance of double residence.

Stock-based compensation

In the 2008 fiscal year, no stock options were granted to members of the Management Board (in the previous year, 550,000 stock options with a fair value at the grant date totaling €1,116,500 were granted to the members of the Management Board). In the 2008 fiscal year, no member of the Management Board exercised stock options.

Commitments to the Management Board upon termination of employment

Allowances and pension entitlements in the 2008 fiscal year

The pension agreement with Dr. Wolfgang Ziebart provided for a monthly pension payment equal to 70 percent of his last monthly base salary. The other members of the Management Board are contractually entitled to a fixed pension payment, which increases by €5,000 (and in the case of Mr. Bauer by €10,000) annually until a maximum amount is attained. In accordance with IFRS, a total of €2,995,045 was added to pension reserves in the 2008 fiscal year (previous year: €3,061,340). Upon termination of membership in the Management Board, pension entitlements normally begin from age 60 at the earliest. Exceptions are provided for in cases such as departures from the board for health reasons and surviving dependents’ pensions. Our agreements with Dr. Ziebart and Mr. Bauer deviate from this model, and each is entitled to a pension before age 60 if his contract is not renewed (the monthly pension of Dr. Ziebart will commence as of September 1, 2009), provided that there is no good cause for a revocation of the appointment in accordance with section 84, paragraph 3 of the German Stock Corporation Act. In such a case, however, his income from other employment and self-employed activities would be set off against up to one half of his pension entitlements.

The following overview represents the annual pension entitlements, as of the beginning of retirement, for Management Board members active in the 2008 fiscal year, on the basis of the entitlements vested through September 30, 2008.

	Pension entitlements		Transfer to pension
	(annual) as of beginning		reserves in fiscal
	of pension	Maximum amount	year (IFRS)
Management board member	period in €	in €	in €

Peter Bauer (CEO)	280,000(1)	400,000	176,756
Prof. Dr. Hermann Eul	200,000	270,000	186,983
Peter J. Fischl	350,000	350,000	264,204
Dr. Reinhard Ploss	170,000	210,000	170,536
Dr. Marco Schröter	250,000	350,000	—
Dr. Wolfgang Ziebart	560,000	560,000	2,196,566

Total	1,810,000		2,995,045

(1)	Mr. Bauer’s pension entitlement was increased effective October 1, 2008 to €280,000.

The contracts of Dr. Ziebart and Mr. Bauer, furthermore, allow for a one-time transitional allowance upon termination of employment. This transitional allowance is equivalent to one year’s income, composed of the last 12 basic monthly installments, and a sum amounting to the average of the bonus sums received over the last three fiscal years prior to termination. There is no right to the payment of a transitional allowance in the event of termination by a member of the Management Board not prompted by the Company, and if the Company has good cause for the termination. Accordingly, Dr. Ziebart is entitled to a one-time transitional allowance, which is payable on August 31, 2009.

Early termination of employment

The contracts with the members of our Management Board include change-of-control clauses: A change-of-control within the meaning of this clause occurs when a third party, individually or in cooperation with another party, holds 30 percent of voting rights in Infineon Technologies AG as stipulated by section 30 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz). In case of such a change-of-control, the Management Board members have the right to resign and terminate their contracts within a period of 12 months after the announcement of a change of control if the exercise of their office and the fulfillment of their service contract become unacceptable, due, for example, to considerable restrictions in their areas of responsibility. In such an event, board members are entitled to a continuation of their annual target income for the full remaining duration of their contracts and a minimum of two years. This amount is based on the annual target income for the year of termination and the variable components assuming a return on assets of 6 percent. In the event of a termination of the contract by Infineon Technologies AG within 12 months after the announcement of a change of control, the members of the Management Board are entitled to a continuation of their annual target income for the full remaining duration of their contracts and a minimum of three years. The Management Board members’ pension entitlements remain unaffected. These rights in the event of a change of control, however, only exist if there is no serious breach of duty.

Management Board contracts do not generally provide for severance payments in the event of an early termination of contract.

Fringe benefits and other awards in the 2008 fiscal year

•	The members of the Management Board received no fringe benefits besides the elements listed under “Other” in the compensation table.

•	The Company does not provide loans to the members of the Management Board.

•	The members of the Management Board received no compensation or promise of compensation with regard to their activities on the Management Board from third parties in the 2008 fiscal year.

•	We maintain directors’ and officers’ group liability insurance (D&O insurance). The insurance policy covers the personal liability risk in the event of claims made against members of the Management Board for indemnification of losses incurred in the exercise of their duties. Each member of the Management Board has agreed to an adequate deductible (which constitutes a deductible as defined by the German Corporate Governance Code, clause 3.8, paragraph 2).

Payments to former members of the Management Board in the 2008 fiscal year

Former members of the Management Board received total payments of €916,896  (severance and pension payments) in the 2008 fiscal year. This includes the compensation paid to Dr. Ziebart starting June 2008 in the amount of €624,396 as stipulated under his employment contract.

According to IFRS, a total of €1,234,455 was added to pension reserves during the 2008 fiscal year for current pensions and entitlements to pensions by former Management Board members. Furthermore, pension reserves for active members of the Management Board in the amount of €13,591,553 were reclassified into pension reserves for former members of the Management Board; as of September 30, 2008, these pension reserves amount to €26,566,664.

Compensation of the Supervisory Board

Compensation structure

The compensation of the Supervisory Board is determined in the Company’s Articles of Incorporation. It is intended to reflect the Company’s size, the duties and responsibilities of the members of the Supervisory Board, and the Company’s economic condition and performance. The compensation of the Supervisory Board is governed by Section 11 of the Articles of Incorporation and comprises two elements:

•	fixed compensation of €25,000 per year and

•	a variable element in the form of 1,500 share appreciation rights per annum, which are granted and may be exercised on the same terms as provided for by the Infineon Stock Option Plan 2006 approved by the Shareholders’ Annual General Meeting, which is valid in the fiscal year in which these rights are granted. These share appreciation rights, however, do not entitle the holder to purchase shares but only to a settlement in cash. The share appreciation rights expire six years from the date of grant, and can be exercised only following a waiting period of three years. The exercise price per share appreciation right amounts to 120 percent of the average Infineon opening price on the Frankfurt Stock Exchange in the XETRA trading system over the five trading days preceding the date the respective share appreciation right is granted. The exercise of share appreciation rights is dependent on the attainment of absolute and relative performance targets as stipulated in the 2006 Stock Option Plan. The basic principles of our 2006 Stock Option Plan are described in note 34 to the consolidated financial statements for the year ended September 30, 2008 and are available in full text on the Internet at www.infineon.com.

Additional compensation is paid for certain functions on the Supervisory Board. The Chairman of the Supervisory Board receives an additional 100 percent of the fixed compensation. Furthermore, each Vice-Chairman and each other member of a Supervisory Board committee, with the exception of the Nomination Committee and the Mediation Committee, receives an additional 50 percent of their fixed compensation.

Members of the Supervisory Board, moreover, receive reimbursement of all expenses incurred in connection with their duties, as well as the value-added tax apportioned to their compensation, to the extent that they can charge for it separately and do so.

Compensation of the Supervisory Board in the 2008 fiscal year

In the 2008 fiscal year, the members of the Supervisory Board waived their share appreciations rights. The Supervisory Board compensation otherwise remained unchanged from the previous year. The individual members of the Supervisory Board received the following cash compensation (excluding 19 percent VAT), in the 2008 fiscal year:

		Additional
		compensation for special	Total
	Base compensation	functions	payment
Supervisory board member	in €	in €	in €

Max Dietrich Kley	25,000	25,000	50,000
Wigand Cramer	25,000	—	25,000
Alfred Eibl	25,000	12,500	37,500
Prof. Johannes Feldmayer	25,000	—	25,000
Jakob Hauser	25,000	12,500	37,500
Gerhard Hobbach	25,000	—	25,000
Prof. Dr. Renate Köcher	25,000	—	25,000
Dr. Siegfried Luther	25,000	12,500	37,500
Michael Ruth	25,000	—	25,000
Gerd Schmidt	25,000	12,500	37,500
Prof. Dr. Doris Schmitt-Landsiedel	25,000	12,500	37,500
Kerstin Schulzendorf	25,000	—	25,000
Dr. Eckart Sünner	25,000	—	25,000
Alexander Trüby	25,000	12,500	37,500
Prof. Dr. Martin Winterkorn	25,000	12,500	37,500
Prof. Dr.-Ing. Klaus Wucherer	25,000	12,500	37,500

Total	€400,000	€125,000	€525,000

Other

We do not provide loans to the members of the Supervisory Board.

We maintain a directors’ and officers’ group liability insurance (D&O insurance). The insurance covers the personal liability risk in the event of claims made against members of the Supervisory Board for indemnification of losses incurred in the exercise of their duties. Each member of the Supervisory Board has agreed to an adequate deductible (which constitutes a deductible as defined by the German Corporate Governance Code, section 3.8, paragraph 2).

Risk Report

Introduction

To a greater degree than most other businesses, the semiconductor industry is characterized by periods of rapid growth which are historically followed by periods of significant market contraction. Such periods of market contraction are characterized by surplus capacity, increasing order cancellations and above average price erosion and sales volume reductions. The risks associated with the cyclical nature of this business are complemented by the need for capital investments in order to achieve and sustain market leadership as well as the sector’s extraordinarily rapid pace of technological change. In this environment we try to reduce our business risks and exploit the opportunities we face. Efficient risk and opportunity management therefore is one of our important success factors. It is integrated in all of our business activities and supports our goal of sustainable profitable growth.

Risk and Opportunity Management System

The company-wide risk and opportunity management system (RMS) is based on a risk policy which defines risk as the potential negative deviation from the financial forecast and which is not limited to the detection of developments that endanger our company’s future. A substantial element of the RMS is the underlying risk management process, which consists of risk identification, risk analysis, risk steering and risk control. The systematic implementation of the risk management process improves our planning forecast accuracy, enhances transparency in decisions under uncertainty and supports our overall risk awareness.

The risk management organization consists of the central risk management department, which is assigned to the company’s Chief Financial Officer, and so-called risk officers, who are responsible for the implementation of the risk management process in their respective organizational units. One of the most important tasks of a risk officer is to collect and to document substantial risks and opportunities. They build the interface to the central risk management department, which is mainly in charge of the risk management process itself and methods for its implementation, as well as the presentation of risks and opportunities at the company group level.

The all-encompassing risk reporting approach uses a risk and opportunity catalogue (“risk and opportunity inventory”) which is checked for completeness and whose content is assessed once a year. The quarterly risk and opportunity assessments are based on estimates of the probability of a risk event and the corresponding impact on results of operations. Additionally, risk mitigation measures are defined and the related implementation status is documented. All risks and opportunities above a defined threshold are rated as important and have to be reported in the quarterly risk report. During a quarter, risks and opportunities have to be reported if their impact on our results of operations is above the “ad-hoc” threshold.

Because the success of our company is to a large degree based on successful R&D projects, we systematically use Monte-Carlo-Simulations for our most critical R&D projects. With this methodology, we try to get higher transparency with respect to financial performance and schedule deviations. Uncertain input parameters, such as revenue and cost figures, are modeled using probability density functions which are allowed to be dependent. The results of those analyses are documented in a uniform manner.

The summarized risk reports of the organizational units are aggregated by the central risk management department while dependencies are being validated. The aggregated risk report contains information on all critical risks and opportunities and is provided to the Management Board once a quarter.

The systematic development of our risk and opportunity management system fosters and supports the continuous improvement of our company’s risk management system. This is also supported by our quarterly organized risk forums, which are a regular communication platform for the risk officers and implicitly strengthen their risk awareness.

The risk and opportunity management system is comprehensively documented and published on our intranet. Thus all employees have access to the details of the risk management system. It is periodically controlled to ensure its legal compliance and correctness. These controls are performed by the internal corporate audit department.

Our independent auditor reviews the risk management system as part of their year-end-audit. They confirm that our Management Board has established an early warning system which is compliant with

Section 91 paragraph 2 of the German Stock Corporation Act and which is explicitly able to detect early on risks which could endanger our company’s future.

We identified the following risks and opportunities:

Market Risks

The worldwide semiconductor market is extremely volatile. Therefore, we face risks with respect to rapid market change in our target markets.

In addition to volume risks, significant price pressure and associated risks affect many of our logic businesses.

The quick pace of technological change can, for example, through delays in the introduction of new products, lead to a significant harm to our business and sometimes lead to loss of customer relationships.

Some of our products are purchased by a limited number of customers. This increases our dependency on the success of our customers in their respective markets. We react to such developments by constantly seeking to widen our customer base, which has proven to be a successful strategy in the past, leading to new customer wins.

As a global operating company, our business could suffer from periodic downturns in the global economy. Particularly, the downturn in the automotive industry market may result in lower revenues than originally expected. Furthermore, substantial changes in regional business environments around the globe may also have adverse effects on our business and results of operations. However, broad diversification within our product portfolio and the spread of development and manufacturing locations around the world helps to mitigate the overall risk of such regional crises.

Qimonda

Market prices for DRAM have experienced extremely significant declines since the beginning of the 2007 calendar year. As a result of this intense pricing pressure, Qimonda continued to incur significant losses during the 2008 fiscal year, which are reflected in “loss from discontinued operations, net of income tax” in the Company’s consolidated statements of operations. During the 2008 fiscal year, the Company also recorded material write-downs to the carrying value of Qimonda’s assets to reflect them at current fair value less costs to sell. Infineon does not intend to make any further capital contributions to Qimonda and has repeatedly announced that it is seeking to dispose of its remaining 77.5 percent interest in that company. We continue to pursue all potential strategic alternatives for the disposal of our remaining interest in Qimonda, but can provide no assurance that we will be successful in this regard.

In order to address the ongoing adverse market conditions in the memory products industry and to better enable it to meet its current obligations in the short term, Qimonda has intensively explored operational and strategic alternatives to raise and conserve cash. In furtherance of these goals, on October 13, 2008 Qimonda announced a global restructuring and cost-reduction program that is intended to reposition Qimonda in the market and substantially increase its efficiencies through a wide-ranging realignment of its business. As a part of this program, Qimonda also announced that it had agreed to sell its 35.6 percent interest in Inotera Memories Inc. to Micron Technology, Inc. for US$400 million (approximately €296 million) in cash. This transaction closed in November 2008.

During the 2008 fiscal year, the Company committed to a plan to dispose of its interest in Qimonda. Accordingly, Infineon has classified the assets and liabilities of Qimonda as held for disposal in accordance with IFRS 5, “Non-Current Assets Held for Sale and Discontinued Operations” and recorded the write-downs of Qimonda’s assets described above totaling €1,475 million. The net book value of the Qimonda disposal group in the Company’s consolidated balance sheet as of September 30, 2008 has been recorded at the estimated fair value less costs to sell of Qimonda. Upon disposal of its interest in Qimonda, the Company would also realize losses related to unrecognized currency translation effects for the Qimonda disposal group which are recorded in equity. As of September 30, 2008, the amount of such losses recorded in shareholders’ equity totaled €187 million.

On December 21, 2008, we, the German Free State of Saxony, and Qimonda jointly announced a financing package for Qimonda. The package includes a €150 million loan from the German Free State of Saxony, a €100 million loan from a state bank in Portugal and a €75 million loan from us. In addition to this financing package, Qimonda has announced that it expects to receive guarantees totaling €280 million from the Federal Government of Germany and the Free State of Saxony. Based on such guarantees,

Qimonda has announced that it is already in advanced negotiations regarding the financing of €150 million. The availability of the total financing package is contingent upon successful completion of the relevant state, federal and European Commission approval procedures as well as final agreement on the detailed terms and conditions of the transaction.

There can be no assurance that the operational, strategic and financial measures described above will enable Qimonda to continue to meet its obligations, or that Qimonda will be successful in implementing any further operational or strategic initiatives to adequately address its financial condition. There can also be no assurance that Infineon will be successful in disposing of its remaining interest in Qimonda. In the event that Qimonda’s ongoing operational and strategic efforts fail to generate adequate cash or to result in desired operational efficiencies and resulting cash savings, Qimonda may have difficulty meeting its obligations as they come due. In such a case, the financial condition and results of operations of the Company would be materially adversely affected.

In the event that Qimonda were to be unable to meet its obligations, Infineon may be exposed to certain significant liabilities related to the Qimonda business, including pending antitrust and securities law claims, the potential repayment of governmental subsidies received, and employee-related contingencies. Qimonda has accrued approximately €70 million in connection with the antitrust matters and anticipated defense costs in connection with the securities law matters. Given the uncertainty of the timing, nature, scope or success of any specific claim, Infineon is unable to meaningfully quantify its total potential exposure in respect of these matters, but Infineon is aware that such exposure, were it to arise, is likely to be material.

On November 7, 2008, the New York Stock Exchange (“NYSE”) notified Qimonda that it was not in compliance with the NYSE’s continued listing standards because the average closing price of its ADSs had been below US$1.00 over a consecutive 30-day trading period. Over the 12-month period ended November 19, 2008, Qimonda’s share price fell 98 percent, from US$8.62 to US$0.11. Qimonda has notified the NYSE that it intends to regain compliance with this listing standard. If Qimonda cannot do so by May 7, 2009, however, the NYSE has indicated that it will commence suspension and delisting procedures against Qimonda.

Management Risks

To foster or extend our current business activities we may seek to acquire other companies or enter into different forms of cooperation or partnerships. Those kinds of cooperations could prove to be unsuccessful, particularly in terms of integration of people and products in existing business structures.

Operational Risks

A substantial business-related risk in the semiconductor industry is that of delay, low yields, or substantial yield fluctuations in connection with the ramp-up of new technologies. We attempt to mitigate this risk by continuously improving project management and closely monitoring the selected business processes.

We try to mitigate the risks caused by volume fluctuations and corresponding idle costs by using flexible production management in terms of technology development and product shifts between our production sites.

We are exposed to commodity price risks with respect to certain materials used in manufacturing. We seek to minimize the risks through our sourcing policies and operating procedures, such as constant product and cost analysis, or specific optimization programs (“Best Cost Country Sourcing”, “Focus-on-Value”). These programs consist of cross-functional expert teams responsible for the standardization of purchasing processes with respect to materials and equipment.

We cooperate with a number of different suppliers, who provide us with materials and services, or who take over parts of our supply chain. For some of these suppliers we do not always have alternative sources. Therefore, we face the risk of delays in delivery or quality issues.

In order to address quality risks in our products, we have established specific Quality Management strategies such as “Zero Defects” and “Six Sigma”. The overall objective of these strategies is to prevent or solve problems, and to improve our business processes. Our quality management system (which includes the supplier development) has been certified on a worldwide basis according to ISO 9001 and ISO/TS 16949 for a number of years.

Financial Risks

Because we operate our own manufacturing facilities, we require significant amounts of capital to build, expand, modernize and maintain them. We also require significant amounts of capital to fund research and development. These funding requirements should generally be financed by net cash provided by operating activities, the use of available credit facilities, available government grants and — depending upon market conditions — capital market offerings including equity related financial instruments.

Although we have applied for financial support from public authorities for a number of investment projects, we cannot guarantee that we will get the support on a timely basis or at all. We intend to continue to cooperate on R&D projects and production with other semiconductor companies in order to reduce our financing needs.

We are exposed to interest rate risk through our debt instruments, fixed term deposits and loans. During the 2003 fiscal year we issued convertible subordinated notes due 2010, and in 2007 subordinated notes due 2010 exchangeable into Qimonda ADSs. Due to the high volatility of our core business and to maintain high operational flexibility, our liquid assets are kept at a high level. These assets are mainly invested in short-term interest rate instruments. Interest rate derivates are used to reduce the risk caused by changes in market interest rates.

In addition, the trading price of our shares on the Frankfurt Stock Exchange has recently fallen below €2 per share, which is the nominal value of each of our shares. Generally, we cannot sell shares to the public at a price per share below nominal value. Therefore, for so long as the trading price of our shares remains below €2 per share, we are generally unable to raise capital by issuing new shares, which significantly decreases our ability to raise capital.

In June 2003, we issued €700 million in convertible subordinated notes due 2010, and in September 2007, we issued €215 million in exchangeable subordinated notes due 2010. The convertible notes are convertible into ordinary shares of our company at a conversion price of €10.23 per share. The exchangeable notes are exchangeable into Qimonda ADSs at an exchange price of €10.48 per Qimonda ADS. Given the recent trading price of our ordinary shares and Qimonda ADSs, it is unlikely that a noteholder would convert or exchange its notes for our ordinary shares or Qimonda ADSs, as applicable. Therefore, we may be required to find an alternative source of funds, to repay the outstanding principal and accrued interest on the convertible and exchangeable notes in June and August 2010, respectively.

Our involvement and participation in various regional markets around the world creates cash flows in a number of currencies other than the Euro — primarily in U.S. dollars. Therefore, a major portion of our sales volumes as well as the costs relating to sales, administration, as well as research and development are incurred in US-dollars. Exchange rate fluctuations against the Euro may have substantial effects on our sales, our costs and our overall results of operations.

In general, our policy with respect to limiting short-term foreign currency exposure generally is to economically hedge at least 75 percent of our estimated net exposure for of the initial two-month period, at least 50 percent of our estimated net exposure for the third month and, depending on the nature of the underlying transactions, a significant portion for the periods thereafter. Part of our foreign currency exposure cannot be mitigated due to differences between actual and forecasted amounts. We calculate this net exposure on a cash flow basis considering actual orders received or made and all other planned income and expenses.

Over the last several quarters, our operating results experienced high volatility. It is possible that this volatility will continue in the future due to circumstances which we can not fully control. If our results of operations do not meet investor and financial analyst expectations, the Infineon stock price could decrease.

Information Technology Risks

Like other global technology companies, Infineon relies heavily on information technology and is increasingly dependent on information technology systems to support business processes as well as internal and external communications.

Despite implemented technical precautions, any significant disruption of these systems may result in loss of data and/or impairment of production and business processes.

All critical IT systems are hosted on high availability servers with redundancies in different data centers to minimize or eliminate the impact of hardware failures. Redundant network connections from different suppliers help reduce or eliminate the risk of losing connectivity between Infineon sites. Constant automated monitoring of the IT infrastructure allows Infineon to react quickly to unforeseen incidents.

Special precautions have been taken to address the risk of virus attacks to manufacturing supporting IT equipment.

It is very important to Infineon to protect highly confidential information from the risk of compromising confidentiality. Sophisticated encryption technology is used to store and transfer all highly confidential information. The most sensitive data is stored and processed in entirely isolated networks.

Human Resource Risks

One of our key success factors is to obtain and retain the required number of qualified employees. However, we are exposed to the general risks associated with employee turnover. Therefore, it is important to offer attractive working conditions in order to hire the desired employees and to keep them through motivational leadership.

The instruments we use for personal development and qualification help to ensure that we meet our present and future personnel requirements. We continuously use dedicated training programs to foster and broaden technical and personal skills.

Addressing rising risks in the current market environment, Infineon Logic has implemented its cost-reduction program IFX10+ in the third quarter of the 2008 fiscal year. Approximately 10 percent of Infineon Logic’s workforce worldwide is expected to be impacted by IFX10+.

Legal Risks

Like other companies in the semiconductor industry, Infineon has been exposed to patent claims, claims relating to alleged defective or faulty products, and claims relating to the alleged infringement of statutory duties. Regardless of the outcome of these claims, we may incur substantial costs in defending ourselves against these claims. Infineon intends to exert substantial efforts in defending itself vigorously against such claims. For more information please refer to the notes to the consolidated financial statements “Litigation and Investigations”.

In the area of intellectual property, the company benefits from various cross-license agreements with other companies. The Company aims to increase the number and scope of such cross-license agreements with leading competitors in order to reduce the risk of claims related to patent infringement.

Tax, fair trade and stock exchange regulations can all include additional risks. To mitigate these risks we rely upon the advice of internal and external experts.

Our global business strategy calls for maintaining research and development locations as well as manufacturing sites in various countries around the world. This may be the result of decisions to enhance our cost competitiveness, overcome market entry hurdles or enhance opportunities related to technology development. Therefore, risks could develop based upon negative economic and political developments in our regional markets, changes in laws and policies affecting trade and investment aimed at limiting free trade and varying practices of the regulatory, tax, judicial and administrative bodies in the jurisdictions where we operate, which restrict our entrepreneurial actions.

We use insurance policies to cover risk of liability or losses impacting our results of operations, financial condition and cash flow.

Overall Infineon Risk Situation

At no time during the past fiscal year did we become aware of any substantial risks which would have threatened the existence of the Company. In addition, we are not aware of any risks which would reasonably be expected to endanger the existence of the Company.

Additional descriptions relating to risks may be found in the notes to the consolidated financial statements included in this report as well as in the “Annual Report on Form 20-F” filed with the U.S. Securities and Exchange Commission.

Infineon Technologies AG

Infineon Technologies AG is the parent company of the Infineon group and carries out the group’s management and corporate functions. Infineon Technologies AG has major group-wide responsibilities such as finance and accounting, human resources, strategic and product-oriented research and development activities as well as worldwide corporate and marketing communications, and manages the logistical processes at the group level. Infineon Technologies AG has its own production facilities in Regensburg and Warstein. Since Infineon Technologies AG enters into most transactions with derivative financial instruments on behalf of the Infineon group, the same terms and conditions are valid for derivative financial instruments as well as covered risks for Infineon Technologies AG as for the Infineon Group.

The risks and opportunities as well as the future developments of Infineon Technologies AG are to a large extent the same as the risks and opportunities and future developments of the Infineon group, as further described in the Risk Report and Outlook sections.

Infineon Technologies AG prepares its stand-alone financial statements in accordance with the requirements of the German commercial code (“HGB”). The complete financial statements are published separately.

Statement of Operations(1) (condensed)

	For the years ended
	September 30,
	2007	2008
	(€ in millions)

Net sales	5,003	5,365
Cost of goods sold	(4,231)	(4,425)

Gross profit	772	940

Operating expenses	(986)	(983)
Equity in earnings (losses) of associated companies, net	(174)	(2,555)
Other operating expense, net	(77)	(142)

Income (loss) before tax	(465)	(2,740)

Income tax	(6)	—

Net loss before extraordinary loss	(471)	(2,740)

Extraordinary loss	(34)	—

Net loss	(505)	(2,740)

Accumulated loss brought forward	(2,103)	(2,608)

Accumulated loss at end of year	(2,608)	(5,348)

(1)	Prepared in accordance with German GAAP (HGB).

Infineon Technologies AG’s net loss resulted primarily from impairments of the investment in Infineon Technologies Holding BV, Rotterdam (€1,613 million) and Qimonda AG, Munich (€1,021 million). In addition, there were charges for restructuring (€172 million) incurred during the 2008 fiscal year.

Balance Sheets(1) (condensed)

	As of September 30,
	2007	2008
	(€ in millions)

Fixed and intangible assets	701	887
Investments	6,846	3,873

Non-current assets	7,547	4,760

Inventories	318	405
Receivables and other assets	809	985
Cash and marketable securities	938	722

Current assets	2,065	2,112

Total assets	9,612	6,872

Shareholders’ equity	5,846	3,113
Short term provisions	765	645
Payables and other liabilities	3,001	3,114

Total liabilities and Shareholder’s equity	9,612	6,872

(1)	Prepared in accordance with German GAAP (HGB).

Infineon Technologies AG’s financial position was primarily impacted by a decrease in investments, mainly related to the impairment of Infineon Technologies Holding B.V., Rotterdam and an impairment of Qimonda AG, Munich. The reduction in shareholders’ equity mainly resulted from the net loss incurred in the 2008 fiscal year. Infineon Technologies AG’s shareholders’ equity ratio was 45 percent (2007: 61 percent).

Dividends

Since the stand-alone financial statements of Infineon Technologies AG for the 2007 fiscal year reported a net loss, no dividend was distributed. A net loss was also incurred in the 2008 fiscal year and therefore a dividend cannot be distributed.

Merger

As of March 17, 2008, Infineon Technologies Mantel 17 GmbH was merged with Infineon Technologies AG.

Recent Developments Related to Qimonda

On December 21, 2008, we, the German Free State of Saxony, and Qimonda jointly announced a financing package for Qimonda. The package includes a €150 million loan from the German Free State of Saxony, a €100 million loan from a state bank in Portugal and a €75 million loan from us. In addition to this financing package, Qimonda has announced that it expects to receive guarantees totaling €280 million from the Federal Government of Germany and the Free State of Saxony. Based on such guarantees, Qimonda has announced that it is already in advanced negotiations regarding the financing of €150 million. The availability of the total financing package is contingent upon successful completion of the relevant state, federal and European Commission approval procedures as well as final agreement on the detailed terms and conditions of the transaction.

In the context of the extraordinary circumstances currently confronting the world economy in general and the semiconductor industry in particular, we and Qimonda have found it necessary to explore a wider range of financing alternatives. Given the conditions of the equity markets and the trading price of Qimonda’s ADSs, as well as the severe credit crisis, Qimonda’s opportunities to obtain further funding have been extremely limited. We and Qimonda have determined that accepting the offer of funding from the German Free State of Saxony and from a state bank in Portugal is the only realistic current alternative that will permit Qimonda to receive necessary financial resources. The government entities participating in this transaction have required that we also make funding available to Qimonda as a condition to their participation. In light of the severe negative consequences of an insolvency of Qimonda to that company and its employees, as well as Infineon’s potential exposure to certain significant liabilities related to the

Qimonda business, we believe that the provision of this funding by us at this time is in the best interest of Infineon and its shareholders.

Subsequent Events

Various Matters

Subsequent to September 30, 2008, we repurchased notional amounts of €95 million and €22 million of our exchangeable subordinated notes due 2010 and our convertible subordinated notes due 2010, respectively. The repurchases were made out of available cash.

Effective October 1, 2008, we are organized into the following five operating segments: Automotive, Chip Card & Security, Industrial & Multimarket, Wireline Communications and Wireless Solutions.

On October 3, 2008, approximately 95 California schools, political subdivisions and public agencies that were previously putative class members of the multistate attorney general complaint described in note 34 to our consolidated financial statements filed suit in California Superior Court against us, Infineon Technologies North America, and several other DRAM manufacturers alleging DRAM price-fixing and artificial price inflation in violation of California state antitrust and consumer protection laws arising out of the alleged practices described in note 34. The plaintiffs seek recovery of actual and treble damages in unspecified amounts, restitution, costs (including attorneys’ fees) and injunctive and other equitable relief. We and Infineon Technologies North America have agreed to accept service of process as of November 19, 2008 in exchange for an extended period of time to respond to the complaint. The current response date is February 12, 2009.

On October 7, 2008, we and Third Dimension Semiconductor Inc. signed a Settlement and License Agreement and on October 21, 2008, filed a joint motion to dismiss the patent infringement case brought against us.

On October 13, 2008, Qimonda announced that it had entered into a share purchase agreement to sell its 35.6 percent stake in Inotera Memories, Inc., to Micron Technology, Inc., for cash proceeds of $400 million. The sale of the Inotera stake occurred in two equal tranches, on October 20, 2008 and November 26, 2008.

In the litigation led by LSI (see note 34), the court in the Eastern District of Texas stayed the case on June 20, 2008, while the ITC Case is pending. On October 17, 2008, Qimonda became a party to the ITC Case.

On October 21, 2008, we learned that the European Commission had commenced an investigation involving our Chip Card & Security segment for alleged violations of antitrust laws. The investigation is in its very early stages, and we are assessing the facts and monitoring the situation carefully.

On October 30, 2008, the district court in the MDL proceedings entered an order staying the indirect purchaser proceedings in the Northern District of California during the period that the Ninth Circuit Court of Appeals considers the appeal on the decision of the district court to dismiss certain claims of the plaintiffs.

On November 12, 2008, Volterra Semiconductor Corporation filed suit against Primarion, Inc., Infineon Technologies North America and Infineon Technologies AG in the United States District Court for the Northern District of California for alleged infringement of five U.S. patents by certain products offered by Primarion.

On November 25, 2008, Infineon Technologies AG, Infineon Technologies Austria AG and Infineon Technologies North America filed suit in the United States District Court for the District of Delaware against Fairchild Semiconductor International, Inc. and Fairchild Semiconductor Corporation (collectively “Fairchild”) regarding (1) a complaint for patent infringement by certain products of Fairchild and (2) a complaint for declaratory judgment of non-infringement and invalidity of certain patents of Fairchild against the allegation of infringement of those patents by certain products of Infineon. Fairchild has filed a counterclaim in Delaware for a declaratory judgment on (1) infringement by Infineon of those patents which are the subject of Infineon’s complaint for declaratory judgment and (2) non-infringement and invalidity of those patents which are the subject of Infineon’s complaint for infringement. Fairchild has further filed another patent infringement suit against Infineon Technologies AG and Infineon Technologies North America in the United States District Court for the District of Maine alleging that certain products of Infineon infringe on two other patents of Fairchild which are not part of the Delaware lawsuit.

On December 5, 2008, we received a request for information from the European Commission regarding DRAM turnover data for our 2001 fiscal year.

Qimonda

On December 21, 2008, we, the German Free State of Saxony, and Qimonda jointly announced a financing package for Qimonda. This proposed transaction is described under “Operating and Financial Review — Recent Developments Related to Qimonda”.

Outlook

Industry Environment and Outlook

The current global financial crisis and general slow-down in the world economy has resulted in a number of major economies entering into recession. This drop in economic activity has significantly affected the global semiconductor market. For the 2009 calendar year, analysts expect a contraction of the market. WSTS, for example, currently forecasts that the overall market will decrease (in U.S. dollar terms) by 2.2 percent in the 2009 calendar year (compared with its spring 2008 forecast of 5.8 percent growth). In December 2008, Gartner Dataquest forecast a decrease in worldwide semiconductor revenues of 16 percent in the 2009 calendar year. For the 2008 calendar year, WSTS currently forecasts a growth of world semiconductor revenues of 2.5 percent, compared to 4.7 percent in its spring 2008 forecast. Overall, we believe that a significant decline in global semiconductor revenues from 2008 levels cannot be ruled out. In the 2010 calendar year, WSTS currently forecasts world semiconductor revenue-growth of 6.5 percent.

In the 2009 calendar year, iSuppli Corporation expects all semiconductor market segments to be affected by the economic downturn. Personal computers (PC) and mobile phones will remain the most significant applications. So-called “netbooks”, which are small and low-cost portable computers, are expected to become a driver of growth in the PC market. Wireless infrastructure may be a driver in the wireless semiconductor market. In the automotive semiconductor market, safety applications, such as driver assistance and emergency calling, as well as energy-efficient and pollution-control systems, are expected to outperform up the market. Similar trends are anticipated for renewable energy, energy-saving electric drives and medical in the industrial semiconductor market.

Outlook for Infineon Logic

Significant planning assumptions:  When preparing this outlook, we made certain important planning assumptions for Infineon Logic.

We implemented International Financial Reporting Standards (“IFRS”) as primary accounting standards for Infineon effective October 1, 2008, and therefore the following outlook for the 2009 fiscal year is in accordance with IFRS.

As a result of the reclassification of Qimonda as discontinued operations effective March 31, 2008, all statements below reflect Infineon’s continuing operations without Qimonda.

In addition, in line with our goal of increased efficiency, we reorganized the company along our target markets effective October 1, 2008. As a result, Infineon is organized in five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions, and Wireline Communications.

Furthermore, from October 1, 2008, our Management Board uses Segment Profit to assess the operating performance of our reportable segments and as a basis for allocating resources among our segments. We have defined Segment Profit as Operating Income (Loss) under IFRS, net of asset impairments, restructuring and other related closure costs, stock-based compensation expense, acquisition-related amortization and gains/losses, gains/losses on sales of assets, businesses, or interests in subsidiaries, and other income/expense, including litigation settlement costs. Gains/losses on sales of assets, businesses, or interests in subsidiaries include, among others, gains or losses that may be realized from potential sales of Qimonda shares or other investments and activities.

To address rising risks in the market environment of the 2008 fiscal year as well as adverse currency trends, we implemented our IFX10+ cost-reduction program in the third quarter of the 2008 fiscal year. Under IFRS, a total of €172 million in expenses related to this program were recorded in the fourth quarter of the 2008 fiscal year. Due to the dramatic weakening of the global market since August 2008, we have identified very substantial additional savings, primarily in operating expenses, in addition to the originally announced annualized savings of at least €200 million by the end of the 2009 fiscal year. These additional savings, however, are likely to be more than completely offset by the simultaneous decline in our revenue expectations versus our planning assumptions when IFX10+ was originally conceived, as well as the increase in idle cost caused by the drop in capacity utilization of our manufacturing sites. Moreover, we cannot rule out the possibility that we may incur additional expenses or record additional charges in the future in connection with this cost reduction program.

For the purpose of forecasting our total Segment Profit from continuing operations in the 2009 fiscal year, we assumed a U.S. dollar/Euro exchange rate of 1.40. About 50 percent of our revenues and 30 percent of the costs are exposed to the U.S. dollar. Any strengthening of the U.S. dollar against the Euro would have a positive impact on revenues, primarily in the segments with the largest exposure to the U.S. dollar, such as Industrial & Multimarket, Wireless Solutions and Wireline Communications. A strengthening of the U.S. dollar would not, however, have any material impact on earnings for the first half of the 2009 fiscal year, as we have already hedged a significant portion of the expected cash flow. For the remainder of the 2009 fiscal year, a strengthening of the U.S. dollar would have a material impact on earnings, as we have hedged only a small portion of the expected cash flows.

Infineon Logic’s Revenues:  For the 2009 fiscal year, visibility is very limited. We note that the weakness in the global economy is having a severe impact on demand in all of our target markets, leading to a decrease in revenues in all operating segments, with the least severe effect on the Wireless Solutions segment, in the 2009 fiscal year. Based on our current forecast, we expect total revenues for Infineon Logic in the 2009 fiscal year, consisting of the operating segments Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions, and Wireline Communications, as well as Other Operating Segments and Corporate & Eliminations, to decrease by at least 15 percent compared to the 2008 fiscal year. The year-over-year decrease is expected to be driven in particular by the Automotive segment, where world wide production cuts at car manufacturers, are expected to last throughout the full 2009 fiscal year, are having a severe impact on semiconductor demand. In addition, significant revenue decreases are anticipated in the Industrial & Multimarket, Chip Card & Security and Wireline Communications segments due to the general global weakening in demand. In the Industrial & Multimarket segment, an additional decrease in revenues is anticipated as a result of the disposal of the HDD business following its sale to LSI in the 2008 fiscal year. The Wireless Solutions segment is currently expected to be least severely affected by the revenue decrease in the 2009 fiscal year, due mainly to gains in market share.

Despite the down-turn of the worldwide economy, mentioned above, and the global recession, and despite the significant reduction in global semiconductor demand that has resulted from the global slow-down, we continue to see long-term growth in demand for our products beyond the expected decline, as our products address three current global issues: energy efficiency, communications, and security. We have organized our business around those growth drivers and expect added company value created by the products which address challenges linked to those trends. First, as natural resources become scarce, as costs of energy generation and consumption continue to rise, and as the awareness of environmental issues continues to increase, people and businesses are seeking to economize on energy usage. Our semiconductor solutions, particularly in the automotive and industrial businesses, enable improved energy efficiency. Second, people intensify communication and want flexible access to the internet in any place and at any time. We contribute to this trend through our products and solutions in the segments Wireless Solutions and Wireline Communications. Third, with increasing communication and people’s need to access data securely anywhere and at any time, the need to protect data and intellectual property is growing. Likewise, the need to securely authenticate and identify users and travelers continues to grow. We cater to this trend in our Chip Card and Security activities.

Infineon Logic’s Total Segment Profit:  Under IFRS, Infineon Logic EBIT in the 2008 fiscal year was negative €52 million. Under IFRS, this translates into a total Segment Profit of €258 million. In the 2009 fiscal year, we expect Infineon Logic total Segment Profit to decrease significantly compared to the total Segment Profit of €258 million under IFRS for the 2008 fiscal year and we expect negative total Segment Profit. The decline in Segment Profit expected for the 2009 fiscal year is anticipated to be caused principally by sharp revenue decreases in combination with idle capacity costs caused by ongoing low capacity utilization. This decline will be offset only in part by savings in connection with the IFX10+ cost-reduction program. Beyond the 2009 fiscal year, we expect that any increase in revenues from continuing operations would also lead to increased total Segment Profit for Infineon’s continuing operations.

Fixed assets investment and depreciation for Infineon Logic:  We are pursuing a differentiated manufacturing strategy for our five operating segments. In the context of this strategy, we will continue to invest in manufacturing capacities for special processes, particularly in the power semiconductor arena. In contrast, we do not plan to invest in our own manufacturing capacities starting with 65-nanometer structure sizes for the standard semiconductor manufacturing process, so called CMOS technology. We anticipate that our annual investment in property, plant and equipment and intangible assets including capitalized development costs will fall to approximately €250 million in the 2009 fiscal year. This compares to an investment in property, plant and equipment and intangible assets including capitalized development costs of €370 million in the 2008 fiscal year as recorded under IFRS. In the 2009 fiscal year, depreciation expense is expected to total around €400 million and additional amortization of intangible assets, including capitalized development costs, will be around €50 million, compared to €496 million and €75 million in the prior year, respectively as recorded under IFRS. In subsequent fiscal years, we will tailor our capital investment to the demand development, but expect to limit such investments to 10 percent or less of our revenues. We expect annual depreciation and amortization expense, including amortization charges for capitalized development costs, to decrease further and to fall in line with our capital investment.

Expenditures for research & development for Infineon Logic:  We expect expenditures for Research and Development (R&D) for Infineon Logic in the 2009 fiscal year to decrease by around 10 percent compared to the 2008 fiscal year and as recorded under IFRS, mainly due to the cost reduction measures in connection with the IFX10+ program.

In the Automotive segment, our R&D efforts are mainly focused on the technology development of analog, bipolar, and flash products, as well as new products, and the widening of the existing product portfolio. The development of new power technologies for industrial drives and power supply application and the widening of the product portfolio, particularly in power conversion ICs and industrial ASICs, are examples of areas of emphasis within R&D in the Industrial & Multimarket segment. In the Chip Card & Security segment, we have intensified our R&D efforts in developing next-generation, highly secure technologies and platforms being used in many fields of application. In the Wireless Solutions and Wireline Communications segments, our R&D spending is focused, for example, on developing next-generation system-on-a-chip products and system solutions for mobile phones and the broadband access market. Another important focus of our R&D activities is process technologies that we develop in alliances with several partners and consortia in order to maintain a competitive technology roadmap at an affordable cost level.

Opportunities

For Infineon Logic we consider the optimization of our product portfolio, the enhancement of the productivity in our production lines and a positive market environment as an essential opportunity for a sustainable improvement of our operating results.

We see volume opportunities in connection with greater demand in our target markets. Decreasing price erosion constitutes a further significant opportunity.

In particular, a recovery of the U.S. automotive market could lead to a better than expected development in demand.

For our communication business, opportunities arise particularly from a better than expected success of our mobile phone customers and from new customer projects.

Additional opportunities could be generated by a decrease in prices in the commodity and energy markets.

Information Pursuant to Section 289, Paragraph 4, and section 315, Paragraph 4, of the German Commercial Code

Structure of the subscribed capital

The subscribed capital of the Company totaled €1,499,484,170 as of September 30, 2008. It is divided into 749,742,085 no par value registered shares. All shares carry the same rights and obligations. Each share carries one vote. In the U.S., our shares are traded in the form of American Depositary Shares (“ADS”). Each Infineon ADS currently represents one Infineon ordinary share.

Restrictions on voting rights or the transfer of shares

Restrictions on the voting rights of shares may arise as a result of the regulations of the German Stock Corporation Act (“AktG”); for example, shareholders are prohibited, under certain conditions, from voting according to section 136 AktG and the Company has no voting rights from its own shares according to section 71b AktG. We are not aware of any contractual restrictions on voting rights or the transfer of shares.

Pursuant to Section 67, paragraph 2 AktG, only those persons recorded in the Company’s share register will be recognized as shareholders of the Company. For purposes of recording the shares in the Company’s share register, shareholders are required to submit to the Company the number of shares held by them and, in the case of individuals, their name, address and date of birth, or in the case of legal entities, their company name, business address and registered offices. Pursuant to Section 67, paragraph 4 AktG, the Company is entitled to request information from any party registered in the Company’s share register with regards to the extent to which the latter actually owns the shares for which it is registered as holder and, if this is not the case, to request that such party submit the information necessary for the maintenance of the share register with respect to the party for whom it holds the shares. As long as such information request is not complied with, Section 67, paragraph 2 AktG stipulates that voting rights of the respective shares may not be exercised.

Shareholdings exceeding 10 percent of the voting rights

On March 11, 2008, Dodge & Cox, San Francisco, USA notified the Company pursuant to German Securities Trading Act (Wertpapierhandelsgesetz, “WpHG”) Article 21, section 1 that, on March 7, 2008, the percentage of voting rights of Dodge & Cox International Stock Fund, San Francisco, USA attributable to shares of Infineon Technologies AG, Neubiberg, Germany exceeded the threshold of 10 percent and amount to 10.03 percent (corresponding to 75,227,800 voting rights). All of these voting rights were attributed to Dodge & Cox in accordance with WpHG Article 22, section 1, sentence 1, No. 6, which therefore indirectly on March 7, 2008, held 10.03 percent voting rights (corresponding to 75,227,800 voting rights at that time).

Shares with special control rights

Shares that confer special control rights have not been issued.

System of control of employee share programs when control rights are not exercised directly by the employees

Employees who hold shares in Infineon Technologies AG exercise their control rights directly in accordance with applicable laws and the Articles of Association, just as other shareholders do.

Rules governing the appointment and replacement of members of the Management Board

Section 5, paragraph 1, of the Articles of Association stipulates that the Management Board of the Company shall consist of at least two members. Pursuant to section 5, paragraph 1, of the Articles of Association and section 84, paragraph 1, AktG, the Supervisory Board shall decide on the exact number of members as well as on the appointment and dismissal of the members of the Management Board. Since Infineon Technologies AG falls within the scope of the German Co-determination Act (“MitbestG”), the appointment or dismissal of members of the Management Board requires a two-third majority of the votes of the members of the Supervisory Board (section 31, paragraph 2, MitbestG). If such majority is not achieved on the first ballot, the appointment may be approved upon a recommendation of the mediation committee on a second ballot by a simple majority of the votes of the members of the Supervisory Board (section 31, paragraph 3, MitbestG). If the required majority is still not achieved, a third ballot is held, in which the chairman of the Supervisory Board casts two votes (section 31, paragraph 4, MitbestG). If the Management Board does not have the required number of members, in urgent cases, the local court (Amtsgericht) of Munich shall make the necessary appointment upon petition of a party concerned pursuant to section 85, paragraph 1, AktG.

Pursuant to section 84, paragraph 1, sentence 1 AktG, members of the Management Board may be appointed for a maximum term of five years. They may be re-appointed or have their terms extended for one or more terms of up to a maximum of five years each. Section 5, paragraph 1, of the Articles of Association, and section 84, paragraph 2, AktG stipulate that the Supervisory Board may appoint a chairman and a deputy chairman of the Management Board. The Supervisory Board may revoke the appointment of a member of the Management Board and the chairman of the Management Board for good cause (section 84, paragraph 1, AktG).

Rules governing the amendment of the Articles of Association

Pursuant to section 179, paragraph 1, AktG, any amendment of the Articles of Association requires a resolution of the general shareholders’ meeting. However, Section 10, paragraph 4, of the Articles of Association gives the Supervisory Board the authority to amend the Articles of Association insofar as such amendments merely relate to wording, such as changes of the share capital resulting from a capital increase of authorized or conditional capital. Unless the Articles of Association provide for another majority, section 179, paragraph 2, AktG stipulates that resolutions of the general shareholders’ meeting on the amendment of the Articles of Association shall require a three-quarter majority of the share capital represented. Section 17, paragraph 1, of the Articles of Association of Infineon Technologies AG provides that, as a principle, resolutions shall be passed by a simple majority of the votes cast and, when a capital majority is necessary, by a simple majority of the represented share capital, unless a higher majority is required by law or by the Articles of Association.

Powers of the Management Board

Repurchase of shares

By resolution of the general shareholders’ meeting on February 14, 2008, the Management Board has been authorized, in accordance with section 71, paragraph 1, No. 8 AktG, to repurchase Company shares through August 13, 2009, within statutory limits, in an aggregate amount not exceeding 10 percent of the outstanding share capital at the time the resolution is passed. The authorization may be used once or several times, in its entirety or partially. The authorization may not be used for the purpose of trading in the Company’s shares. The authorization may also be used by dependent companies or companies in which the Company has a majority holding or by third parties acting on their own account or for dependent companies or companies in which the Company has a majority holding.

The Management Board decides whether own Company shares are purchased (a) through the stock exchange, (b) by means of a public offer to purchase addressed to all shareholders or a public invitation to submit offers for sale (referred to below as “public purchase offer”), or (c) by means of a public offer addressed to all shareholders or a public invitation to submit offers for the exchange of American Depositary Shares representing shares of Qimonda AG, Munich (“Qimonda ADS”) against shares in the Company (referred to below as “public exchange offer”). If shares are purchased through the stock exchange, the purchase price per share (excluding incidental costs) paid by the Company may not be more than 10 percent above or below the price established in the XETRA (or comparable successor system) opening auction on the trading day. If shares are purchased by means of a public purchase offer addressed to all shareholders, a fixed purchase price or purchase price range may be specified. The purchase price per share paid by the Company (excluding incidental costs) in this case may not be more than 20 percent above or below the arithmetical average value of the closing prices of the share in XETRA trading (or a comparable successor system) on the fifth, fourth and third exchange trading day prior to the day of publication of the public purchase offer (“effective date”). If significant price changes occur after the effective date, the purchase price may be adjusted accordingly. If shares are purchased by means of a public exchange offer addressed to all shareholders, a fixed exchange ratio or exchange range may be specified. A cash payment may also be used to augment the exchange or as compensation for fractional amounts. Whichever of these methods is preferred for the exchange, the final exchange price in the form of one or more Qimonda ADS or arithmetical fractions thereof, including any cash or fractional amounts (excluding incidental costs), may not be more than 20 percent above or below the calculated value of one Infineon Technologies AG share surrendered in exchange. When determining this exchange price, the calculated value to be used for one Infineon Technologies AG share is the arithmetic mean of the closing prices in XETRA trading (or a comparable successor system) on the Frankfurt Stock Exchange on the fifth, fourth and third exchange trading day prior to the day of publication of the public exchange offer (“effective date”) and the value to be used for one Qimonda ADS is the arithmetic mean of the closing prices on the New York Stock Exchange on the fifth, fourth and third trading day prior to the effective date, converted into Euros using the ECB reference rate on the exchange trading day concerned. If significant price or exchange rate changes occur after the effective date, the public exchange offer may be adjusted.

In addition to the sale of shares via a stock exchange, the Management Board has been authorized to make use of the shares of the Company purchased under this or a prior authorization for any legally permissible purpose. In particular, the shares may be recalled without this recall or its implementation requiring any further resolution of the general shareholders’ meeting. Furthermore, the Management Board has been authorized to offer and transfer the shares to third parties in connection with company mergers or the acquisition of companies, parts of companies, or participations in companies. Moreover, the Management Board may use the shares to meet the Company’s obligations under notes with warrants and/or convertible notes issued or guaranteed by it in the past or in the future and in particular to meet obligations under the convertible notes issued in June 2003 by Infineon Technologies Holding B.V. of the Netherlands, which are guaranteed by the Company. The shares may further be offered for acquisition and transferred to people who are employed by the Company or by a company affiliated with the Company.

Authorized Capital and Conditional Capital

The Management Board is authorized through February 14, 2012, with the approval of the Supervisory Board, to increase the share capital once or in partial amounts by a total of up to €224,000,000 by issuing new no par value registered shares against contributions in cash or in kind (Authorized Capital 2007). The details, and in particular, the authorization to exclude the subscription right of the existing shareholders in certain cases, are stipulated in section 4, paragraph 2, of the Articles of Association.

Furthermore, the Management Board is authorized through January 19, 2009, according to section 4, paragraph 3, of the Articles of Association, to increase, with the consent of the Supervisory Board, the ordinary share capital by a total of up to €30,000,000 by issuing, in one or more tranches, new shares against contributions in cash for the purpose of issuing shares to employees of the Company or of its group Companies (Authorized Share Capital II/2004). The preemptive rights of shareholders are excluded with respect to this provision. The Management Board is authorized to define, with the consent of the Supervisory Board, the further rights conveyed by the shares and the terms and conditions of the share issue.

By resolution of the general shareholders’ meeting of February 15, 2007, the Management Board has been further authorized through February 14, 2012 to issue, once or in partial amounts, notes with warrants and/or convertible notes in a total nominal amount of up to €4 billion and with a term of up to 20 years, to be issued by the Company or by group companies, and to guarantee those notes issued by group companies of the Company. The Management Board is authorized to grant the holders or creditors of notes option or conversion rights up to 124,000,000 no par value registered shares, representing a notional portion of the share capital of up to €248,000,000 in accordance with the relevant terms of the notes. Therefore, the share capital has been conditionally increased by up to €248,000,000 through the issuance of up to 124,000,000 new no par value registered shares (Conditional Capital 2007; see section 4, paragraph 7, of the Articles of Association). The shareholders shall, as a principle, have a right to subscribe to the notes; the Management Board, however, is authorized, with the approval of the Supervisory Board, to exclude the subscription right of the existing shareholders.

In addition, by resolution of the general shareholders’ meeting of February 14, 2008, the Management Board has been further authorized through February 13, 2013 to issue, once or in partial amounts, notes with warrants and/or convertible notes in a total nominal amount of up to €2 billion and with a term of up to 20 years, to be issued by the Company or by group companies, and to guarantee those notes issued by group companies of the Company. The Management Board is authorized to grant the holders or creditors of notes option or conversion rights up to 74,950,000 no par value Company registered shares, representing a notional portion of the share capital of up to €149,900,000 in accordance with the relevant terms of the notes. Therefore, the share capital has been conditionally increased by up to €149,900,000 through the issuance of up to 74,950,000 new no par value registered shares (Conditional Capital 2008; see section 4, paragraph 11 of the Articles of Association). The shareholders shall, as a principle, have a right to subscribe to the notes; the Management Board, however, is authorized, with the approval of the Supervisory Board, to exclude the subscription right of the existing shareholders.

Conditional capital of up to €152,000,000 (corresponding to 76,000,000 shares) is authorized for the purpose of granting shares to the holders of the convertible notes issued in June 2003 by Infineon Technologies Holding B.V. of the Netherlands, which are guaranteed by the Company. The conditional capital increase is effected only insofar as conversion rights from the convertible notes are exercised or any conversion obligations under these notes are fulfilled (“Conditional Capital 2002”; see section 4, paragraph 9, of the Articles of Association).

Conditional capital of up to a nominal amount of €91,635,548 (corresponding to 45,817,774 shares) is authorized for the purpose of issuing shares upon exercise of the preemptive rights granted under the Infineon Technologies AG stock option plan of 1999, in accordance with the authorization issued on October 18, 1999, and amended on February 16, 2000, and the Infineon Technologies AG 2001 International Long Term Incentive Plan, in accordance with the authorization of April 6, 2001 (“Conditional Capital I”; see section 4, paragraph 6, of the Articles of Association).

Conditional capital of up to a nominal amount of €29,000,000 (corresponding to 14,500,000 shares) is authorized for the purpose of issuing shares upon exercise of subscription rights granted under the

“Infineon Technologies AG 2001 International Long Term Incentive Plan” on the basis of the authorization granted on April 6, 2001, and to the holders of subscription rights granted under the “Infineon Technologies AG Stock Option Plan 2006” on the basis of the authorization granted on February 16, 2006 (“Conditional Capital III”; see section 4, paragraph 8, of the Articles of Association).

The shares issuable upon exercise of subscription rights granted under the “Infineon Technologies AG Stock Option Plan 2006” on the basis of the authorization granted on February 16, 2006 may also be from conditional capital of up to a nominal amount of 24,500,000 (corresponding 12,250,000 shares) (“Conditional Capital IV/2006”; see section 4, paragraph 10, of the Articles of Association).

Further details of the various stock option plans are described in the notes to the consolidated financial statements under No. 34 Stock-based Compensation.

Significant Agreements in the event of a Change of Control as a result of a takeover bid

The credit facility executed by Infineon Technologies AG in September 2004 contains a change of control provision (see note 29 to our consolidated financial statements). In the event of a change of control, the lenders are entitled to terminate the credit facility and to demand repayment of any outstanding sums. A change of control under the credit facilities occurs if a third party or a group acting in concert obtains control over Infineon Technologies AG.

The subordinated convertible notes issued on June 5, 2003 by the Company as guarantor through its subsidiary Infineon Technologies Holding B.V. with a nominal value of €700,000,000 due 2010, as well as the subordinated convertible notes issued by the Company on September 26, 2007 as guarantor through its subsidiary Infineon Technologies Investment B.V. with a nominal value of €215,000,000 due 2010 (see note 29 to our consolidated financial statements), each contain a change of control provision that grants the noteholders an early redemption option in the event of a change of control.

Furthermore, certain cross-license agreements and development agreements contain change of control provisions, pursuant to which in the event of a change of control of Infineon the other party is entitled to terminate the agreement in the event of a change of control or the continuation shall depend on the other party’s approval.

Agreements for Compensation in the event of a takeover bid

If a member of the Management Board retires in connection with a change of control, the Management Board member is entitled to a continuation of his annual target income for the full remaining duration of his service contract and a minimum of two years in the event of resignation/termination of contract by the board member, or a minimum of three years in the event of a termination of the contract by the Company. The pension entitlements of the respective Management Board members remain unaffected. In the event of a change of control, however, these rights only persist if there has been no serious breach of duty. Further details are contained in the compensation report. There are no comparable arrangements for other employees.

Comments of the Management Board on the information pursuant to section 315, paragraph 4, of the German Commercial Code

The authorization of the Management Board for the repurchase and use of Company shares and the issuance of notes with warrants and/or convertible notes and the issuance of new shares using authorized capital is intended to enable the Management Board to raise capital quickly and on economically advantageous terms, taking advantage of attractive financing opportunities whenever they may arise on the market. The Company is able to expand without significant impact on its liquidity by using, in certain individual cases, newly issued shares as consideration for the acquisition of participations in other enterprises or the acquisition of interests in other enterprises or parts thereof. In German companies, the issuance of new shares from conditional capital is a common element in the compensation of employees and board members.

The change of control provisions provided for in the credit facilities and the subordinated convertible notes described above correspond with the standard market practice for the protection of creditors. The change of control provisions negotiated with the contract partners of Infineon Technologies AG as part of its general business activities are also in line with standard market practice.

The change of control provisions agreed upon with the members of the Management Board are designed to protect the members of the Management Board and to enhance to their independence in the event of a change of control.

Neubiberg, December 2008
Infineon Technologies AG

Management Board

Peter Bauer	Prof. Dr. Hermann Eul

Dr. Reinhard Ploss	Dr. Marco Schröter

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Operations
For the years ended September 30, 2007 and 2008
(in millions, except for share data)

	Notes	2007	2008	2008
		(€ millions)	(€ millions)	($ millions)
Revenue		4,074	4,321	6,084
Cost of goods sold		(2,716)	(2,843)	(4,003)

Gross profit		1,358	1,478	2,081

Research and development expenses		(743)	(694)	(977)
Selling, general and administrative expenses		(504)	(565)	(796)
Other operating income	9	38	120	169
Other operating expense	9	(57)	(366)	(515)

Operating income (loss)		92	(27)	(38)

Financial income	11	107	58	82
Financial expense	12	(243)	(182)	(257)
Income from investments accounted for using the equity method, net	21	—	4	6

Loss from continuing operations before income taxes		(44)	(147)	(207)

Income tax benefit (expense)	13	1	(41)	(58)

Loss from continuing operations		(43)	(188)	(265)

Loss from discontinued operations, net of income taxes	6	(327)	(3,559)	(5,011)

Net loss		(370)	(3,747)	(5,276)

Attributable to:
Minority interests		(23)	(812)	(1,143)
Shareholders of Infineon Technologies AG		(347)	(2,935)	(4,133)
Basic and diluted loss per share from continuing operations	14	(0.08)	(0.33)	(0.46)

Basic and diluted loss per share from discontinued operations	14	(0.38)	(3.58)	(5.04)

Basic and diluted loss per share	14	(0.46)	(3.91)	(5.50)

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Balance Sheets
September 30, 2007 and 2008

	Notes	2007	2008	2008
		(€ millions)	(€ millions)	($ millions)
Assets:
Current assets:
Cash and cash equivalents		1,809	749	1,055
Available-for-sale financial assets	15	417	134	189
Trade and other receivables	16	1,138	799	1,125
Inventories	17	1,206	665	936
Income tax receivable		56	29	41
Other current financial assets	18	78	19	27
Other current assets	19	203	124	174
Assets classified as held for disposal	6	303	2,129	2,998

Total current assets		5,210	4,648	6,545

Property, plant and equipment	20	3,645	1,310	1,845
Goodwill and other intangible assets	24	334	443	624
Investments accounted for using the equity method	21	627	20	28
Deferred tax assets	13	588	400	563
Other financial assets	22	162	133	187
Other assets	23	33	28	39

Total assets		10,599	6,982	9,831

Liabilities and equity:
Current liabilities:
Short-term debt and current maturities of long-term debt	29	336	207	291
Trade and other payables	25	1,347	506	712
Current provisions	26	533	424	597
Income tax payable		97	87	123
Other current financial liabilities	27	78	63	89
Other current liabilities	28	333	263	370
Liabilities associated with assets classified as held for disposal	6	129	2,123	2,989

Total current liabilities		2,853	3,673	5,171

Long-term debt	29	1,227	963	1,356
Pension plans and similar commitments	37	63	43	61
Deferred tax liabilities	13	81	19	27
Long-term provisions	26	44	27	38
Other financial liabilities	30	134	20	28
Other liabilities	31	193	76	107

Total liabilities		4,595	4,821	6,788

Equity
Shareholders’ equity:	32
Ordinary share capital		1,499	1,499	2,111
Additional paid-in capital		6,002	6,008	8,459
Accumulated deficit		(2,328)	(5,252)	(7,395)
Other components of equity		(129)	(164)	(231)

Total equity attributable to shareholders of Infineon Technologies AG		5,044	2,091	2,944

Minority interests		960	70	99

Total equity		6,004	2,161	3,043

Total liabilities and equity		10,599	6,982	9,831

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Income and Expense recognized in Equity
For the years ended September 30, 2007 and 2008
(in millions of Euro)

	2007	2008	2008
	(€ millions)	(€ millions)	($ millions)
Net loss	(370)	(3,747)	(5,276)

Currency translation effects	(124)	(47)	(66)
Actuarial gains and losses on pension plans and similar commitments	116	12	17
Net change in fair value of available-for-sale financial assets	(11)	5	7
Net change in fair value of cash flow hedges	2	(2)	(3)

Net loss recognized directly in equity, net of tax	(17)	(32)	(45)

Total income and expense recognized in equity	(387)	(3,779)	(5,321)

Attributable to:
Minority interests	(40)	(820)	(1,155)
Shareholders of Infineon Technologies AG	(347)	(2,959)	(4,166)

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended September 30, 2007 and 2008

	2007	2008	2008
	(€ millions)	(€ millions)	($ millions)
Net loss	(370)	(3,747)	(5,276)
Less: net loss from discontinued operations	327	3,559	5,011

Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	632	571	804
Provision for (recovery of) doubtful accounts	(13)	3	4
Losses (gains) on sales of current available-for-sale financial assets	(7)	1	1
Losses (gains) on sales of businesses and interests in subsidiaries	(19)	(80)	(112)
Losses (gains) on disposals of property, plant, and equipment	(8)	10	14
Income from investments accounted for using the equity method	—	(4)	(6)
Impairment charges	42	137	193
Stock-based compensation	12	5	7
Deferred income taxes	(30)	19	27
Changes in operating assets and liabilities:
Trade and other receivable	(46)	38	54
Inventories	(59)	(47)	(66)
Other current assets	(62)	(9)	(13)
Trade and other payable	(95)	(77)	(108)
Provisions	20	52	73
Other current liabilities	60	99	139
Other assets and liabilities	6	89	125
Interest received	39	39	55
Interest paid	(93)	(62)	(87)
Income tax paid	(80)	(16)	(22)

Net cash provided by operating activities from continuing operations	256	580	817

Net cash provided by (used in) operating activities from discontinued operations	995	(664)	(935)

Net cash provided by (used in) operating activities	1,251	(84)	(118)

Cash flows from investing activities:
Purchases of available-for-sale financial assets	(75)	(574)	(808)
Proceeds from sales of available-for-sale financial assets	341	601	846
Proceeds from sales of businesses and interests in subsidiaries	243	121	170
Business acquisitions, net of cash acquired	(45)	(353)	(497)
Purchases of intangible assets, and other assets	(40)	(158)	(222)
Purchases of property, plant and equipment	(498)	(312)	(439)
Proceeds from sales of property, plant and equipment	26	10	14

Net cash used in investing activities from continuing operations	(48)	(665)	(936)

Net cash used in investing activities from discontinued operations	(869)	3	4

Net cash used in investing activities	(917)	(662)	(932)

Cash flows from financing activities:
Net change in short-term debt	—	(68)	(96)
Net change in related party financial receivables and payables	347	(5)	(7)
Proceeds from issuance of long-term debt	245	149	210
Principal repayments of long-term debt	(744)	(226)	(318)
Change in restricted cash	1	—	—
Proceeds from issuance of ordinary shares	23	—	—
Dividend payments to minority interests	(71)	(80)	(113)
Capital contribution	(15)	—	—

Net cash used in financing activities from continuing operations	(214)	(230)	(324)

Net cash (used in) provided by financing activities from discontinued operations	(311)	343	483

Net cash (used in) provided by financing activities	(525)	113	159

Net increase (decrease) in cash and cash equivalents	(191)	(633)	(891)
Effect of foreign exchange rate changes on cash and cash equivalents	(40)	(6)	(8)
Cash and cash equivalents at beginning of year	2,040	1,809	2,547
Cash and cash equivalents at end of period	1,809	1,170	1,648
Less: Cash and cash equivalents at end of year from discontinued operations	736	421	593

Cash and cash equivalents at end of year from continuing operations	1,073	749	1,055

See accompanying notes to the consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements
Consolidated Changes in Equity
For the years ended September 30, 2007 and 2008

					Foreign	Unrealized	Unrealized	Total Equity
	Issued		Additional		Currency	Gain (Loss)	Gain (Loss) on	Attributable to
	Ordinary shares		Paid-In	Accumulated	Translation	on	Cash Flow	Shareholders	Minority	Total
	Shares	Amount	Capital	Deficit	Adjustment	Securities	Hedge	of Infineon AG	Interests	Equity

Balance as of October 1, 2006	747,609,294	1,495	5,947	(2,095)	—	5	(20)	5,332	764	6,096

Total income and expense recognized in equity	—	—	—	(233)	(106)	(11)	3	(347)	(40)	(387)

Issuance of ordinary shares:

Exercise of stock options	2,119,341	4	15	—	—	—	—	19	—	19

Share-based compensation	—	—	17	—	—	—	—	17	—	17

Deferred compensation, net	—	—	4	—	—	—	—	4	—	4

Other changes in equity	—	—	19	—	—	—	—	19	236	255

Balance as of September 30, 2007	749,728,635	1,499	6,002	(2,328)	(106)	(6)	(17)	5,044	960	6,004

Total income and expense recognized in equity	—	—	—	(2,924)	(36)	3	(2)	(2,959)	(820)	(3,779)

Issuance of ordinary shares:

Exercise of stock options	13,450	—	—	—	—	—	—	—	—	—

Share-based compensation	—	—	8	—	—	—	—	8	—	8

Deferred compensation, net	—	—	—	—	—	—	—	—	—	—

Other changes in equity	—	—	(2)	—	—	—	—	(2)	(70)	(72)

Balance as of September 30, 2008	749,742,085	1,499	6,008	(5,252)	(142)	(3)	(19)	2,091	70	2,161

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

1.	Description of Business and General Information

Description of Business

Infineon Technologies AG and its subsidiaries (collectively, “Infineon” or the “Company”) design, develop, manufacture and market a broad range of semiconductors and complete systems solutions used in a wide variety of microelectronic applications, including computer systems, telecommunications systems, consumer goods, automotive products, industrial automation and control systems, and chip card applications. The Company’s products include standard commodity components, full-custom devices, semi-custom devices and application-specific components for memory, analog, digital and mixed-signal applications. The Company has operations, investments and customers located mainly in Europe, Asia and North America. Effective May 1, 2006, substantially all of the memory products-related assets and liabilities, operations and activities of the Company were contributed to Qimonda AG (“Qimonda”), a stand-alone legal company (the “Formation”). References in these consolidated financial statements to “Infineon Logic” refer to the Company excluding Qimonda.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), as adopted by the European Union (“EU”) and additionally with requirements as set forth in section 315a paragraph 1 of the German Commercial Code (“Handelsgesetzbuch” or “HGB”). The fiscal year-end for the Company is September 30.

According to article 4 of Regulation No. 1606/2002 of the European Parliament and the European Council of July 19, 2002, all companies domiciled in an EU member state that issue securities admitted to a regulated market of a member state are required to prepare their consolidated financial statements in accordance with IFRS. The regulation generally requires companies to adopt IFRS with effect from their first fiscal year to commence on or after January 1, 2005, with an exception granted by the EU allowing companies to defer the adoption until 2007 if they already apply internationally accepted accounting standards because their securities are admitted to a stock exchange outside the EU. IFRS require disclosure of prior year figures for comparison purposes. Accordingly, our effective date for the transition from accounting principles generally accepted in the United States of America (“U.S. GAAP”) to IFRS is October 1, 2006.

In addition to the IFRS consolidated financial statements, the Company issued consolidated financial statements under U.S. GAAP for the fiscal year ended as of September 30, 2008 since U.S. GAAP were considered the primary accounting principles for that period. Beginning with the first quarter of the 2009 fiscal year IFRS serves as the Company’s primary accounting principles. Commencing fiscal year 2009 the Company prepares consolidated financial statements exclusively on basis of IFRS.

The board of management of the company approved the consolidated financial statements of the company on December 22, 2008, for submission to the company’s supervisory board.

All standards and interpretations issued by the IASB and applied by the Company in preparing its consolidated financial statements have been adopted for use in the EU as of the date of application. These consolidated financial statements also comply with IFRS as published by the IASB. For preparation of the consolidated financial statements there are no differences between IFRS as adopted by the EU and IFRS as published by the IASB. IFRS as endorsed by the EU and IFRS as published by the IASB are referred to, collectively, as IFRS in these consolidated financial statements.

All amounts herein are shown in Euro (or “€”) except where otherwise stated. The accompanying consolidated balance sheet as of September 30, 2008, and the consolidated statements of operations and cash flows for the year then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.4081, the Federal Reserve noon buying rate on September 30, 2008. The U.S. dollar convenience translation amounts have not been audited.

For purposes of preparing the accompanying consolidated financial statements, the Company adopted IFRS for the first time as of October 1, 2006 (the “Transition Date”) and applied IFRS 1, “First-time adoption of International Financial Reporting Standards”.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The Company applied all standards and interpretations issued by the IASB that were effective as of September 30, 2008. In addition, the Company early adopted IFRS 8, “Operating Segments” effective October 1, 2006. IFRS 8 sets out the requirements for the disclosure of information about an entity’s operating segments. IFRS 8 replaces International Accounting Standard (“IAS”) 14, “Segment Reporting”, and aligns segment reporting with the requirements of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) 131, “Disclosures about Segments of an Enterprise and Related Information”, except for some minor differences. IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity for which separate financial information is available that is evaluated regularly by the entity’s Chief Operating Decision Maker (“CODM”) in making decisions about how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the same basis as it is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments. See note 41 for further information on segment results.

2.	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the accompanying consolidated financial statements.

Basis of Consolidation

The Infineon group, including entities held for disposal, consists of the following numbers of entities :

		Investments
		accounted for
	Consolidated	using the
	entities	equity method	Total

September 30, 2007	68	6	74
Additions	6	4	10
Disposals	(1)	(1)	(2)

September 30, 2008	73	9	82

Consolidated Subsidiaries

The accompanying consolidated financial statements include the accounts of Infineon Technologies AG and its subsidiaries that are directly or indirectly controlled on a consolidated basis. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities and is generally conveyed by ownership of the majority of voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Additionally, the Company consolidates special purpose entities (“SPEs”) pursuant to the Standing Interpretations Committee (“SIC”) Interpretation SIC 12, “Consolidation — Special Purpose Entities”, where the substance of the relationship indicates that the Company controls the SPE. The effects of all significant intercompany transactions are eliminated.

Equity Method Investments

The Company uses the equity method to account for its investment in Associated Companies and Joint Ventures (as defined below) (collectively, “Equity Method Investments” see note 21):

(a)	Associated Companies

An “Associated Company” is an entity in which the Company has significant influence, but not a controlling interest, over the operating and financial management policy decisions of the entity. Associated Companies are accounted for using the equity method. Significant influence is generally presumed when the Company holds between 20 percent and 50 percent of the voting rights.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

(b)	Joint Ventures

A “Joint Venture” is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Interests in jointly controlled entities are accounted for using the equity method.

Under the equity method of accounting, the Company’s investments in Associated Companies and joint ventures are initially recorded at cost, and subsequently increased (or decreased) to reflect both the Company’s pro-rata share of the post-acquisition net income (or loss) of the Equity Method Investment and other movements included directly in the Equity Method Investment’s equity. Goodwill arising from the acquisition of an Equity Method Investment is included in its carrying value (net of any accumulated impairment loss). Equity method losses in excess of the Company’s carrying value of the investment in the entity are charged against other assets held by the Company related to the investee. If those assets are written down to zero, a determination is made whether to report additional losses based on the Company’s obligation to fund such losses.

The effects of all significant transactions between the Company and its Equity Method Investments are eliminated to the extent of the Company’s interest in the Equity Method Investments.

When Equity Method Investments’ fiscal year-ends differ by not more than three months from the Company’s fiscal year-end, the Company’s share of the profit or loss of the Equity Method Investment is recorded on a lag.

Gains or losses arising from the issuances of shares by Equity Method Investments, due to changes in the Company’s proportionate share of the value of the issuer’s equity, are recognized in profit and loss.

Other equity investments, in which the Company has an ownership interest of less than 20 percent, are recorded at cost if a fair value cannot be reliably measured.

Reporting and Foreign Currency

The currency of the primary economic environment in which the Company operates, that is its functional currency, is the Euro. The accompanying consolidated financial statements are presented in Euro, which is the Company’s reporting currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations.

The assets and liabilities of foreign subsidiaries with functional currencies other than the Euro are translated using period-end exchange rates. The revenues and expenses of such subsidiaries are translated using average exchange rates during the period in cases where exchange rates do not fluctuate significantly. Exchange differences arising from the translation of assets and liabilities in comparison with the translations reported in the previous periods are included in income and expense recognized in equity and reported as a separate component of equity.

The exchange rates of the primary currencies (€1.00 quoted into currencies specified below) used in the preparation of the accompanying consolidated financial statements are as follows:

	Exchange rate		Annual average
	September 28,	September 29,	exchange rate
Currency:	2007	2008	2007	2008

U.S. dollar	1.4180	1.4349	1.3339	1.5052
Japanese yen	163.2900	152.3000	158.7997	161.6773

Segment Reporting

Reporting of operating segments is based on those segments reported internally to the entity’s chief operating decision-maker for purposes of allocating resources and assessing performance. Each of the

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

segments has a segment manager reporting directly to the Company’s Management Board, who has been identified as the relevant CODM (see note 41).

Revenue Recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Company’s activities.

Revenue

Revenues from products sold are recognized in accordance with IAS 18, “Revenue”, when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the risks and rewards of ownership have been transferred to the customer, the amount of revenue can be measured reliably, and collection of the related receivable is reasonably assured. The Company records reductions to revenue for estimated product returns and allowances for discounts, volume rebates and price protection, based on historical experience, at the time the related revenue is recognized. In general, returns are permitted only for quality-related reasons within the applicable warranty period. The Company records a provision for warranty costs as a charge to cost of sales, based on historical experience of warranty costs incurred as a percentage of net sales, because the Company’s management believes that this is a reasonable estimate of potential losses to be incurred within the warranty period.

In accordance with business practice in the semiconductor industry, distributors can, in certain cases, apply for price protection. Price protection programs allow distributors to apply for a price protection credit on unsold inventory in the event the Company reduces the standard list price of the products included in such inventory. The authorization of the distributor’s refund remains fully within the control of the Company. The Company calculates the provision for price protection in the same period the related revenue is recorded based on historical price trends and sales rebates, analysis of credit memo data, specific information contained in the price protection agreement, and other factors known at the time. The historical price trend represents the difference between the invoiced price and the standard list price to the distributor. The short outstanding inventory period, the visibility into the standard inventory pricing for standard products, and the long distributor pricing history have enabled the Company to reliably estimate price protection provisions at the end of the period.

In addition, distributors can, in certain cases, also apply for stock rotation and scrap allowances. Allowances for stock rotation returns are accrued based on expected stock rotation as per the contractual agreement. Distributor scrap allowances are accrued based on the contractual agreement and, upon authorization of the claim, reimbursed up to a certain maximum of the average inventory value. In some cases, rebate programs are offered to specific customers or distributors whereby the customer or distributor may apply for a rebate upon achievement of a defined sales volume. Distributors are also partially compensated for commonly defined cooperative advertising on a case-by-case basis.

License Income

License income is recognized when earned and realizable (see note 7). Lump sum payments are generally non-refundable and are deferred where applicable and recognized over the period in which the Company is obliged to provide additional service. In accordance with IAS 18, revenues from contracts with multiple elements are recognized as each element is earned based on the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements and when the amount is not contingent upon delivery of the undelivered elements. Royalties are recognized as earned.

Product-related Expenses and Losses from Onerous Contracts

Shipping and handling costs associated with product sales are included in cost of sales. Expenditures for advertising, sales promotion and other sales-related activities are expensed as incurred. Provisions for estimated costs related to product warranties are generally made at the time the related sale is recorded, based on estimated failure rates and claim history. Expected losses from onerous contracts are recognized in the period when the current estimate of total contract costs exceeds contract revenue.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Research and Development Costs

Costs of research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred.

Costs for development activities, the results of which are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends, and has sufficient resources, to complete development and use or sell the asset. The costs capitalized include the cost of materials, direct labor and directly attributable general overhead expenditure that serves to prepare the asset for use. Such capitalized costs are included as internally generated intangible assets within goodwill and other intangible assets (see note 24). Development costs which do not fulfill the criteria for capitalization are expensed as incurred. Capitalized development costs are stated at cost less accumulated amortization and, if applicable, impairment charges. Internally generated intangible assets are amortized as part of cost of sales over a period of three to five years.

Grants

Grants for capital expenditures include both tax-free government grants and taxable grants for investments in property, plant and equipment. The recognition of the grant starts when it is reasonably assured that the Company will comply with the conditions attached to the grant and when it is reasonably assured that the grant will be received. Tax-free government grants are deferred and recognized over the remaining useful life of the related asset. Taxable grants are deducted from the acquisition costs of the related asset and thereby reduce depreciation expense in future periods. Certain taxable grants reduce the related expense.

Grants that are related to items in profit or loss are presented as a reduction of the related expense in the consolidated statements of operations.

Share-based Compensation

The Company has equity-settled share-based compensation plans.

The fair value of the employee services received in exchange for share option awards is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share option awards granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of share option awards that are expected to vest. At each balance sheet date, the Company revises its estimate of the number of share option awards that are expected to vest. The Company recognizes the impact of the revision to original estimates in the consolidated statement of operations, with a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to ordinary share capital and additional paid-in capital when the share options are exercised.

Financial Instruments

According to IAS 32, “Financial Instruments: Presentation”, a financial instrument is defined as any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial instruments are initially recognized at fair value. Transaction costs directly attributable to the acquisition or issuance of financial instruments are only recognized in determining the carrying amount, if the financial instruments are not measured at fair value through profit or loss. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when they are extinguished, that is when the obligation specified in the respective contract is discharged, cancelled, or expired.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Financial Assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets at fair value through profit or loss are financial assets held for trading or designated upon initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. The Company’s loans and receivables comprise cash and cash equivalents and trade and other receivables in the consolidated balance sheet. Loans and receivables are carried at amortized cost using the effective interest method.

Cash and cash equivalents represent cash, deposits and liquid short-term investments with original maturities of three months or less.

Trade and other receivables are measured at fair value at initial recognition. Trade and other receivables are subject to impairment testing. They are considered impaired when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

Available-for-sale financial assets are non-derivative financial instruments that are designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. The Company’s available-for-sale financial assets comprise mainly marketable securities.

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value.

Gains or losses arising from changes in the fair value of available-for-sale financial assets are recognized directly in equity with the exception of impairment losses, which are recognized in profit or loss. When financial assets classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in profit or loss.

The Company assesses declines in fair value at each balance sheet date to determine whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of available-for-sale financial assets, a significant or prolonged decline in the fair value of the financial asset below its cost is considered as an indicator that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss that had been recognized directly in equity — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss — is removed from equity and recognized in profit or loss.

Regular purchases and sales of financial assets are recognized on the settlement date. The settlement date is the date that an asset is delivered to or by the Company.

Financial Liabilities

Generally, the Company classifies its financial liabilities into two categories: at fair value through profit and loss and other financial liabilities.

Financial liabilities at fair value through profit or loss are financial liabilities held for trading or designated upon initial recognition. The Company’s only financial liabilities that are measured at fair value through profit or loss are derivative financial instruments with a negative fair value as of the balance sheet date.

All other financial liabilities, including trade and other payables and debt instruments, are measured at amortized cost using the effective interest method.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Derivative financial instruments

The Company operates internationally, giving rise to exposure to changes in foreign currency exchange rates. The Company uses financial instruments, including derivatives such as foreign currency forward and option contracts as well as interest rate swap agreements, to reduce this risk based on the net exposure to the respective currency.

Derivative financial instruments are categorized as held for trading and measured at fair value unless they are designated as hedges. The Company designates certain derivative financial instruments as hedges of a foreign currency risk associated with highly probable forecast transactions (cash flow hedges).

Derivative financial instruments are recorded at their fair value and included in other current financial assets or other current financial liabilities. Changes in fair value of undesignated derivative financial instruments that relate to operations are recorded as part of cost of sales, while undesignated derivative financial instruments relating to financing activities are recorded in financial income or financial expense.

The effective portion of changes in the fair value of derivative financial instruments that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Amounts accumulated in equity are recycled in profit or loss in the periods when the hedged item affects profit or loss (that is when the forecasted transaction that is hedged takes place).

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to profit or loss.

Inventories

Inventories are valued at the lower of acquisition or production cost or net realizable value, cost being generally determined on the basis of an average cost method. Production cost consists of purchased component costs and manufacturing costs, which comprise direct material and labor and applicable manufacturing overheads, including depreciation charges. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and estimated costs necessary to make the sale.

Current and Deferred Income Taxes

The current income tax charge is calculated on the basis of the tax laws enacted at the balance sheet date in the countries in which the Company operates and generates taxable income.

Deferred taxes are determined in accordance with IAS 12, “Income Taxes”, according to which future tax benefits and liabilities are recognized for temporary differences between the carrying amounts of assets or liabilities in the consolidated financial statements and their tax base. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax assets and liabilities are measured using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Anticipated tax savings from the use of tax loss carry-forwards expected to be recoverable in future periods are capitalized. Deferred tax assets in respect of deductible temporary differences and tax loss carry-forwards exceeding the deferred tax liabilities in respect of taxable temporary differences are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Deferred tax assets and liabilities are not discounted.

Deferred tax assets and deferred tax liabilities are netted if these income tax assets and liabilities concern the same tax authority and refer to the same tax subject or a group of different tax subjects that are jointly assessed for income tax purposes.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Discontinued Operations

Discontinued operations are reported when a component of an entity either has been disposed of, or is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations, (b) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale. Discontinued operations are presented as a single amount in the accompanying consolidated statements of operations and consolidated statements of cash flows, respectively. These statements have been restated for prior periods so that the disclosures relate to all operations that have been discontinued as of September 30, 2008.

Property, Plant and Equipment

Property, plant and equipment are valued at cost less accumulated depreciation and impairment. Spare parts, maintenance and repairs are expensed as incurred. Construction in progress includes advance payments for construction of fixed assets. Land and construction in progress are not depreciated. The cost of construction of certain long-term assets includes capitalized interest, which is amortized over the estimated useful life of the related asset. During each of the fiscal years ended September 30, 2007 and 2008, capitalized interest was €0. The estimated useful lives of assets are as follows:

Years

Buildings	10-25
Technical equipment and machinery	3-10
Other plant and office equipment	1-10

Leases

The Company is a lessee of property, plant and equipment. All leases where the Company is lessee that meet certain specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as finance leases pursuant to IAS 17, “Leases”. All other leases are accounted for as operating leases.

Goodwill and Other Intangible Assets

Goodwill is the excess of the cost of a business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree at the date of acquisition. Goodwill arising from acquisitions of subsidiaries is included in goodwill and other intangible assets in the accompanying consolidated balance sheets. Goodwill arising from acquisitions of Associated Companies is included in investments accounted for using the equity method and is tested for impairment as part of the overall balance. Intangible assets acquired in a purchase method business combination are recognized and reported apart from goodwill.

Goodwill is not amortized, but instead tested for impairment annually as well as whenever there are events or changes in circumstances (“triggering events”) which suggest that the carrying amount may not be recoverable. Goodwill is carried at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to cash-generating units (“CGUs”) that are expected to benefit from the synergies of the combination. At the Company, CGUs are represented by its individual product lines. The Company tests goodwill annually for impairment in the fourth quarter of the fiscal year whereby if the carrying amount of the product line to which the goodwill is allocated exceeds its recoverable amount, goodwill allocated to this product line must be reduced accordingly. The recoverable amount is the higher of the product line’s fair value less costs to sell and its value in use. The Company generally determines the recoverable amount of a product line based on its fair value less costs to sell. These values are generally determined based on discounted cash flow calculations. An impairment loss recognized for goodwill is not reversed in a subsequent period. The determination of fair value of the CGUs requires considerable judgment by management.

Other intangible assets consist primarily of purchased intangible assets, such as licenses and purchased technology, which are recorded initially at acquisition cost, as well as capitalized development

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

costs. These intangible assets have finite useful lives ranging from 3 to 10 years and are carried at cost less accumulated amortization using the straight-line method.

Recoverability of Non-Financial Assets

The Company reviews all other long-lived assets, including property, plant and equipment and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the recoverable amount, which is the higher of the asset’s value in use and its fair value less costs to sell. Estimated value in use is generally based on either appraised value or measured by discounted estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows.

If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds their recoverable amount.

Pension Plans and Similar Commitments

The Company operates various pension plans. The plans are generally funded through payments to trustee-administered funds, determined by periodic actuarial calculations. The Company has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity (a fund). The Company therefore has no legal or constructive obligations to pay further contributions if one of its defined contribution plans does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

A defined benefit plan is a pension plan that is not a defined contribution plan. The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized outside profit or loss in the Consolidated Statement of Income and Expense Recognized in Equity in the period in which they occur (“SoRIE approach”).

Past-service costs are recognized immediately in profit or loss, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

The Company pays contributions to publicly or privately administered pension insurance plans. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. The Company records a liability for amounts payable under the provisions of its various defined contribution plans. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Provisions

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are recognized at present value by discounting the expected future cash outflows at a pretax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions for onerous contracts are measured at the lower of the expected cost of fulfilling the contract and the expected cost of terminating the contract. Additions to provisions are generally recognized in profit or loss.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Standards and Interpretations Issued but Not Yet Adopted

In September 2007, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements”. The revision is aimed at improving users’ ability to analyze and compare the information given in financial statements. IAS 1 sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The revised IAS 1 resulted in consequential amendments to other statements and interpretations. The revision of IAS 1 will be effective for fiscal years beginning on or after January 1, 2009, with early adoption permitted. The EU has not yet endorsed the amendment to IAS 1. The Company is currently evaluating the potential effects of IAS 1.

In January 2008, the IASB published the amended standards IFRS 3, “Business Combinations”, (“IFRS 3 (2008)”) and IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27 (2008)”). Neither standard has been endorsed by the EU yet.

IFRS 3 (2008) reconsiders the application of acquisition accounting for business combinations. Major changes relate to the measurement of non-controlling interests, the accounting for business combinations achieved in stages as well as the treatment of contingent consideration and acquisition-related costs. Based on the new standard, non-controlling interests may be measured at their fair value (full-goodwill-methodology) or at the proportional fair value of assets acquired and liabilities assumed. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. Acquisition-related costs are expensed in the period incurred.

Major changes in relation to IAS 27 (2008) relate to the accounting for transactions which do not result in a change of control as well as for those leading to a loss of control. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are remeasured to fair value. Based on the amended standard, non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests.

The amended standards are effective for business combinations in annual periods beginning on or after July 1, 2009. The Company is currently evaluating the potential effects of IFRS 3 (2008) and IAS 27 (2008).

3.	Management Estimates and Judgments

Certain accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on financial condition or results of operations. Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

Revenue Recognition

Infineon generally markets its products to a wide variety of customers and distributors. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the risks and rewards of ownership have been transferred to the customer, the amount of revenue can be measured reliably, and collection of the related receivable is reasonably assured. Reductions to revenue for estimated product returns and allowances for discounts, volume rebates and price protection are recorded, based on historical experience, at the time the related revenue is recognized. This process requires the exercise of substantial judgment in evaluating the above-mentioned factors and requires material estimates, including forecasted demand, returns and industry pricing assumptions.

In future periods, the Company may be required to accrue additional provisions due to (1) deterioration in the semiconductor pricing environment, (2) reductions in anticipated demand for semiconductor products or (3) lack of market acceptance for new products. If these or other factors result in a significant

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

adjustment to sales discount and price protection allowances, they could significantly impact the Company’s future operating results.

The Company has entered into licensing agreements for its technology in the past, and anticipates that it will increase its efforts to monetize the value of its technology in the future. As with certain of the Company’s existing licensing agreements, any new licensing arrangements may include capacity reservation agreements with the licensee. Such transactions could represent multiple element arrangements. The process of determining the appropriate revenue recognition in such transactions is highly complex and requires significant judgment, which includes evaluating material estimates in the determination of fair value and the level of the Company’s continuing involvement.

Recoverability of Non-Financial Assets

The Company reviews long-lived assets, including intangible assets, for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the asset to the recoverable amount, which is the higher of the asset’s value in use and its fair value less costs to sell. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds their recoverable amount.

Goodwill is tested for impairment at least once a year. For the purpose of impairment testing, goodwill is allocated to the respective CGU that is expected to benefit from the goodwill. The recoverable amounts of CGUs are determined based on value in use calculations. Considerable management judgment is necessary to estimate value in use and discounted future cash flows.

Valuation of Inventory

Inventories are valued at the lower of cost or net realizable value. The Company reviews the recoverability of inventory based on regular monitoring of the size and composition of inventory positions, current economic events and market conditions, projected future product demand, and the pricing environment. This evaluation is inherently judgmental and requires material estimates, including both forecasted product demand and pricing environment, both of which may be susceptible to significant change.

Adjustments to the valuation and write-downs of inventory could be necessary in future periods due to reduced semiconductor demand in the industries that the Company serves, technological obsolescence due to rapid developments of new products and technological improvements, or changes in economic or other events and conditions that impact the market price for the Company’s products which may have a significant impact on the results of operations.

Recoverability of Equity Method Investments

The Company has entered into investments in companies that are principally engaged in the research and development, design, and manufacture of semiconductors and related products and that are accounted for using the equity method.

An impairment of Equity Method Investments is recognized when the carrying amount exceeds the recoverable amount. To allow management to determine whether a loss event has occurred all significant information and events related to the Equity Method Investment are reviewed periodically. This assessment is made by considering available evidence including changes in general market conditions, specific industry and investee data

The high cyclicality in the semiconductor industry could adversely impact the operations of these investments and their ability to generate future net cash flows. Furthermore, to the extent that these investments are not publicly traded, further judgments and estimates are required to determine their fair value. Any potential impairment charges to write-down such investments to fair value could adversely affect the Company’s future operating results.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Realization of Deferred Tax Assets

The Company evaluates the deferred tax asset position and the need for a valuation allowance on a regular basis. The assessment requires the exercise of judgment on the part of the Company’s management with respect to benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since Infineon has incurred a cumulative loss in certain tax jurisdictions over the three-year period ended September 30, 2008, the impact of forecasted future taxable income is excluded from such an assessment. For these tax jurisdictions, the assessment was therefore based only on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods.

The recorded amount of total deferred tax assets could be reduced if the estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the ability to utilize tax loss and credit carry-forwards in the future.

Purchase Accounting

Accounting for business combinations requires the allocation of the purchase price to identifiable tangible and intangible assets and liabilities based upon their fair value. The allocation of purchase price is highly judgmental, and requires the extensive use of estimates and fair value assumptions, which can have a significant impact on operating results.

Pension Plan Accounting

The Company’s pension benefit costs are determined in accordance with actuarial computations using the projected-unit-credit method, which rely on assumptions including discount rates and expected return on plan assets. Discount rates are established based on prevailing market rates for high-quality fixed-income instruments that, if the pension benefit obligation were settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. The expected return on plan assets assumption is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. Other key assumptions for the pension costs are based on current market conditions. A significant variation in one or more of these underlying assumptions could have a material effect on the measurement of the long-term obligation.

Provisions

The Company is subject to various legal actions and claims, including intellectual property matters that arise in and outside the normal course of business.

The Company regularly assesses the likelihood of any adverse outcome or judgments related to these matters, as well as estimating the range of possible losses and recoveries. Liabilities, including accruals for significant litigation costs, related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount of the loss can be reasonably estimated. Accordingly, the Company has recorded a provision and charged operating income in the accompanying consolidated financial statements related to certain asserted and unasserted claims existing as of each balance sheet date. As additional information becomes available, any potential liability related to these actions is assessed and the estimates are revised, if necessary. These provisions would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material impact on our results of operations, financial position and cash flows.

Trade and Other Receivables

The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

determined, based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa.

4.	Explanation of Transition to IFRS

Exemptions Applied as of the Transition Date

In accordance with IFRS 1, the Company prepared an IFRS consolidated balance sheet as of the Transition Date. IFRS 1 requires that all IFRS standards and interpretations that are effective for the first IFRS consolidated financial statements for the year ended September 30, 2008, be applied consistently and retrospectively for all fiscal years presented. However, IFRS 1 offers certain exemptions and exceptions to this general requirement in specific cases. The Company applied the exemptions provided by IFRS 1 as described below:

Employee Benefits

At the Transition Date the Company applied IAS 19, “Employee Benefits”, in measuring employee benefit assets and liabilities and recognized all cumulative actuarial gains or losses from the inception of the plan through October 1, 2006.

Business Combinations

Business combinations that occurred before October 1, 2006, were not restated retrospectively in accordance with IFRS 3. Within the limits imposed by IFRS 1, the carrying amounts of assets acquired and liabilities assumed as part of past business combinations, as well as the amounts of goodwill that arose from such transactions, as determined under U.S. GAAP are considered to be their deemed cost under IFRS at the Transition Date.

Currency Translation Differences

Cumulative translation differences as of October 1, 2006, arising from translation into Euro of the financial statements of foreign operations whose functional currency is other than Euro, were reset to zero. Accordingly, the cumulative translation differences were included in accumulated deficit in the IFRS opening balance sheet. In the case of subsequent disposal of an entity concerned, no amount of currency translation difference relating to the time prior to the Transition Date will be included in the determination of the gain or loss on disposal of such entity.

Share-based Compensation

As permitted under IFRS 1, IFRS 2, “Share-based Payment”, has not been retrospectively applied to all share-based payment awards. This exemption has been applied for all equity instruments which were granted prior to November 7, 2002, as well as those equity instruments that were granted after November 7, 2002, which vested before October 1, 2006. Share-based payment awards granted after November 7, 2002, and not vested at October 1, 2006, are recognized in accordance with IFRS 2.

Designation of Previously Recognized Financial Instruments

Certain financial assets with an aggregate fair value of €90 million at the Transition Date were designated as financial assets accounted for at fair value through profit and loss (fair value option).

Changes in Presentation of the Consolidated Financial Statements

The presentation of the consolidated financial statements has been modified to comply with the requirements of IAS 1. Under IFRS minority interests are presented within equity. As a result of applying the new option provided by IAS 19 to recognize actuarial gains and losses directly in equity, Consolidated Statements of Income and Expense Recognized in Equity have been added.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Reconciliation of Equity and Net Loss from U.S. GAAP to IFRS

The following reconciliation presents the effect of major differences between U.S. GAAP and IFRS on shareholders’ equity as of October 1, 2006 (Transition Date), September 30, 2007, and September 30, 2008, respectively.

		Transition
		date
	Explanatory	October 1,	September 30,
	note	2006	2007	2008
		(€ in millions)

Shareholders’ equity under U.S. GAAP		5,315	4,914	1,764
Changes in presentation of minority interest	(a)	761	950	374

Shareholders’ equity under U.S. GAAP, including minority interest		6,076	5,864	2,138

Compound financial instruments	(b)	168	142	85
Capitalization of development costs	(c)	101	103	84
Pensions and other post-employment benefits	(d)	(93)	(10)	(9)
Deferred taxes	(e)	(142)	(88)	(39)
Qimonda held for sale adjustment	(f)	—	—	(172)
Adjustment at equity investment Qimonda	(g)	—	—	77
Other		(15)	(7)	(3)

Total adjustments		19	140	23

Shareholders’ equity under IFRS		6,095	6,004	2,161

The following reconciliation presents the effect of major differences between U.S. GAAP and IFRS on the Company’s net loss for the years ended September 30, 2007 and 2008, respectively.

	Explanatory	September 30,
	note	2007	2008
		(€ in millions)

Net loss under U.S. GAAP		(368)	(3,122)
Change in presentation of minority interest	(a)	(25)	(498)

Net loss under U.S. GAAP, including minority interest		(393)	(3,620)

Compound financial instruments	(b)	(52)	(55)
Capitalization of development costs	(c)	(1)	12
Pensions and other post-employment benefits	(d)	7	1
Deferred taxes	(e)	60	13
Other	(f,g)	9	(98)

Total adjustments		23	(127)

Net loss under IFRS		(370)	(3,747)

(a)	Change in Presentation of Minority Interest

Under IFRS, minority interest is reported as a separate item within shareholders’ equity, whereas U.S. GAAP requires minority interest to be presented separately from shareholders’ equity. Consistent with

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

the balance sheet presentation, under IFRS the minorities’ share of net loss is presented as an allocation of net income or loss, whereas under U.S. GAAP the minorities’ share is deducted in determining net loss.

In addition, the reclassification of Qimonda as “held for disposal” results in differences between U.S. GAAP and IFRS mainly due to accounting treatment of minorities. Under IFRS, the Qimonda disposal group is comprised of 100 percent of the assets and liabilities of Qimonda, and accordingly 100 percent of the net assets of Qimonda are written down to their estimated current fair value less costs to sell. Under U.S. GAAP, the Qimonda disposal group is comprised of the 77.5 percent of the assets and liabilities of Qimonda held by the Company, and accordingly 77.5 percent of the net assets of Qimonda are written down to their estimated current fair value less costs to sell.

(b)	Compound Financial Instruments

Compound Financial Instruments are accounted for differently under U.S. GAAP and IFRS. Under U.S. GAAP, the conversion feature in the Company’s debt instruments convertible into shares of the issuer are not separated (bifurcated) from the debt instrument and accounted for separately at fair value. The instrument is recorded in its entirety as debt and accreted to face value through maturity. Under IFRS, a compound financial instrument with terms and conditions that grant the issuer the right to settle the option in cash upon conversion is divided into separate liability components at inception. The conversion right component is considered a derivative financial instrument and measured at fair value through profit or loss. A residual liability component representing the debt obligation is measured at fair value at inception and is subsequently measured at amortized cost using the effective interest method. On September 29, 2006, Infineon waived the cash settlement option of its convertible bonds and, as a result, the conversion right component is deemed to be an equity component (additional paid-in capital) as of the Transition Date. As of October 1, 2006, shareholders’ equity was increased by €168 million compared to U.S. GAAP mainly due to the equity classification of the conversion right component of the convertible bonds payable at the Transition Date. In addition, upon issuance of the exchangeable bonds payable during the 2007 fiscal year, equity was increased by €19 million under IFRS compared to U.S. GAAP due to equity classification of the conversion right component. Net loss decreased by €52 million and €55 million in the 2007 and 2008 fiscal years, respectively, due to bond accretion.

(c)	Capitalization of Development Costs

Under IFRS, development costs are capitalized as intangible assets if specified criteria are met, while under U.S. GAAP they are generally expensed as part of research and development expenses. The additional capitalization of product and technology development costs (less related amortization) under IFRS increased equity as of October 1, 2006 and September 30, 2007 and 2008, respectively. Income from continuing operations is impacted by €(1) million and €12 million in the 2007 and 2008 fiscal years.

(d)	Pensions and Other Post-employment Benefits

Under IFRS, actuarial gains and losses resulting from changes in actuarial assumptions used to measure pension plan obligations are recognized directly in equity in the period in which they occur based on the so called SoRIE approach (“Statement of Recognized Income and Expense”) under IAS 19 requirements for accounting for pension and other post employment benefits. As of October 1, 2006 all cumulative actuarial gains and losses and vested the portion of service costs previously not recognized under U.S. GAAP were recorded in retained earnings. Prior to the implementation of SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)” as of September 30, 2007, under U.S. GAAP, unrecognized actuarial gains or losses exceeding a defined corridor were amortized over the average remaining service period of the active plan participants. Primarily due to the recognition of cumulative actuarial gains and losses in retained earnings as of October 1, 2006, shareholders’ equity decreased by €93 million.

SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity (“Recognition Provision”). The Company adopted the Recognition Provision of SFAS No. 158 as of the end of the fiscal year ended September 30, 2007.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Actuarial gains and losses and unrecognized prior service cost are to be recognized as a component of other comprehensive income, net of tax. The measurement date for the funded status of the company’s plans is June 30.

Under the SoRIE approach, the funded status of defined benefit plans is recognized in the consolidated balance sheets, and actuarial gains and losses are recorded in the Consolidated Statement of Income and Expense Recognized in Equity. Unlike U.S. GAAP, under the IFRS application of the SoRIE approach there is no recycling of actuarial gains and losses previously recorded in the statement of other comprehensive income (loss) through the consolidated statements of operations in subsequent periods. Furthermore, under IFRS the measurement date is the balance sheet date and IFRS has stricter rules for the recognition of prepaid pension assets (asset ceiling).

The overall impact associated with these differences was a decrease in equity of €93 million, €10 million and €9 and as of October 1, 2006 and September 30, 2007 and 2008, respectively. Net loss from continuing operations increased slightly by €7 million and €1 million in the 2007 and 2008 fiscal years respectively.

(e)	Deferred Taxes

The adjustments as described above resulted in additional differences between the carrying amount of assets and liabilities in the consolidated financial statements and their tax basis. Deferred taxes on temporary differences were adjusted accordingly, with differences in pension accounting between U.S. GAAP and IFRS having the most significant impact.

This reconciling item also includes tax effects resulting from differences in accounting for income taxes between U.S. GAAP and IFRS. For the Company, such effects mainly result from calculating deferred taxes on elimination of intragroup profits. According to IFRS, deferred taxes on intragroup profit elimination are calculated with reference to the tax rate of the acquiring company, whereas, under U.S. GAAP, the tax rate in the seller’s or manufacturer’s jurisdiction is used.

(f)	Qimonda held for sale adjustment

In addition, U.S. GAAP requires that the cumulative translation adjustment (“CTA”) be added to the disposal group when calculating the write-down to reduce the Qimonda disposal group to its estimated current fair value less costs to sell. This is not the case under IFRS, which does not allow CTA to be added to the disposal group when calculating the write-down to reduce a disposal group to its estimated current fair value less costs to sell. The accumulated CTA is released through profit and loss on the date of disposal.

As a result of these differences, the write-down of the Qimonda disposal group is €172 million higher under IFRS than under U.S. GAAP.

(g)	Adjustment At-Equity investment Qimonda

The adjustment of an investment accounted for by Qimonda using the equity method to its fair value less cost to sell resulted in Infineon’s equity according to IFRS being increased by €77 million in the 2008 fiscal year. As described in (f), according to U.S. GAAP the CTA is added to the carrying value of an investment’s net assets in order to determine the necessary impairment. Therefore, the write-down of Qimonda’s investment in the 2008 fiscal year was lower by €77 million.

Impact on the Consolidated Statements of Cash Flows

The adjustments made to the consolidated statements of cash flows changed the allocation of cash flows between operating, investing and financing activities.

As described above in (c), under IFRS, certain development cost are capitalized as intangible assets in addition to the intangible assets already capitalized under U.S. GAAP. The corresponding cash outflows are presented within cash flows from investing activities as additions to intangible assets. Therefore, cash used in investing activities from continuing operations as of September 30, 2007 and 2008 increased by

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

€28 and €45, respectively, under IFRS compared to U.S. GAAP with a corresponding increase in cash provided by operating activities from continuing operations.

5.	Acquisitions

During the quarter ended March 31, 2007, the Company entered into agreements with Molstanda Vermietungsgesellschaft mbH (“Molstanda”) and a financial institution. Molstanda is the owner of a parcel of land located in the vicinity of the Company’s headquarters south of Munich. Pursuant to SIC 12 “Consolidation — Special Purpose Entities”, the Company determined that Molstanda meets the criteria of a Special Purpose Entity (“SPE”) and, as a result of the agreements that the Company controls it. Accordingly, the Company consolidated the assets and liabilities of Molstanda beginning in the 2007 fiscal year. The €35 million excess in fair value of liabilities assumed and consolidated of €76 million, over the fair value of the newly consolidated identifiable assets of €41 million, was recorded as a financial expense during the second quarter of the 2007 fiscal year. Due to the Company’s cumulative loss situation, no tax benefit was provided on this loss. The Company subsequently acquired the majority of the outstanding capital of Molstanda during the fourth quarter of the 2007 fiscal year. In August 2007, the Company entered into an agreement to sell part of the acquired parcel of land to a third-party developer-lessor in connection with the construction and lease of Qimonda’s new headquarters office in the south of Munich.

On July 31, 2007, the Company acquired Texas Instruments Inc.’s (“TI”) DSL Customer Premises Equipment (“CPE”) business for cash consideration of €45 million. The purchase price is subject to an upward or downward contingent consideration adjustment of up to $16 million, based on revenue targets of the CPE business during the nine months following the acquisition date. The Company plans to continue supporting the acquired product portfolio and existing customer designs while leveraging the acquired experience in future product generations. The results of operations of the CPE business have been included in the consolidated financial statements starting August 1, 2007.

On October 24, 2007, the Company completed the acquisition of the mobility products business of LSI Corporation (“LSI”) for cash consideration of €316 million ($450 million) plus transaction costs and a contingent performance-based payment of up to $50 million, in order to further strengthen its activities in the field of communications. The contingent performance-based payment is based on the relevant revenues in the measurement period following the completion of the transaction and ending December 31, 2008. The mobility products business develops semiconductors and software for mobile phone platform solutions. The assets acquired and liabilities assumed were recorded at their estimated fair values as of the date of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill.

On April 28, 2008, the Company acquired Primarion, Inc., Torrance, California (“Primarion”) for cash consideration of €32 million ($50 million) plus a contingent performance-based payment of up to $30 million. Primarion designs, manufactures and markets digital power integrated circuits (“ICs”) for computing, graphics and communication applications. The contingent performance-based payment is based on the relevant revenues in the measurement period beginning July 1, 2008 and ending June 30, 2009. The assets acquired and liabilities assumed were recorded at their estimated fair values as of the date of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The following table summarizes the Company’s business acquisitions during the years ended September 30, 2007 and 2008:

	2007	2008	2008
	CPE	LSI	Primarion
Acquisition Date	July 2007	October 2007	April 2008
			Automotive,
	Communication	Communication	Industrial &
Segment	Solutions	Solutions	Multimarket
	(€ in millions)

Other current assets	6	19	1
Property, plant and equipment	1	8	1
Intangible assets:
Technology	—	42	13
Customer relationships	—	73	—
Other	7	6	—
Goodwill	31	160	11
Other non-current assets	—	—	7

Total assets acquired	45	308	33
Current liabilities	—	(1)	(1)

Total liabilities assumed	—	(1)	(1)

Net assets acquired	45	307	32

In-process research & development	—	14	—
Cash paid (purchase consideration)	45	321	32

The consolidated statements of operations include the results of the acquired businesses from the acquisition date. The Company engaged an independent third party to assist in the valuation of net assets acquired. Based on discounted estimated future cash flows over the respective estimated useful life, an amount of €14 million was allocated to purchased in-process research and development and expensed as other operating expense during the 2008 fiscal year because no future economic benefit from its use or disposal was expected. The acquired intangible assets consist of technology assets of €55 million and customer relationship assets of €73 million, each with a weighted average estimated useful life of six years, and other intangible assets of €13 million with a weighted average estimated useful life of less than one year. The goodwill amounts are expected to be deductible for tax purposes.

Pro forma financial information relating to these acquisitions is not material either individually or in the aggregate to the results of operations and financial position of the Company and has been omitted.

6.	Disposals and Discontinued Operations

Polymer Optical Fiber

On June 29, 2007, the Company sold its Polymer Optical Fiber (“POF”) business, based in Regensburg, Germany, to Avago Technologies Ltd. (“Avago”). The POF business operates in the market for automotive multimedia infotainment networks and transceivers for safety systems. As a result of the sale, the Company realized a gain before tax of €17 million which was recorded in other operating income during the 2007 fiscal year.

High Power Bipolar Business

On September 28, 2007, the Company entered into a joint venture agreement with Siemens AG (“Siemens”). Effective September 30, 2007, the Company contributed all assets and liabilities of its high power bipolar business (including licenses, patents, and front-end and back-end production assets) to a newly formed legal entity called Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”) and Siemens

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

subsequently acquired a 40 percent interest in Bipolar for €37 million. The transaction received regulatory approval and subsequently closed on November 30, 2007. As a result of the sale, the Company realized a gain before tax of €32 million which was recorded in other operating income during the fiscal year ended September 30, 2008. The joint venture agreement grants Siemens certain contractual participating rights which inhibit the Company from exercising control over Bipolar. Accordingly, the Company accounts for the retained interest in Bipolar under the equity method of accounting.

Hard Disk Drive Business

On April 25, 2008, the Company sold its hard disk drive (“HDD”) business to LSI for cash consideration of €60 million ($95 million). The HDD business designs, manufactures and markets semiconductors for HDD devices. The Company transferred its entire HDD activities, including customer relationships, as well as know-how to LSI, and granted LSI a license for intellectual property. The transaction did not encompass the sale of significant assets or transfer of employees. As a result of this transaction, the Company realized a gain before tax of €39 million which was recorded in other operating income during the 2008 fiscal year.

BAW Business

On August 11, 2008, the Company sold its bulk acoustic wave filter business (“BAW”) to Avago for cash consideration of €21 million and entered into a supply agreement through December 2009. The BAW business designs, manufactures and markets cellular duplexers for N-CDMA and W-CDMA applications and filters for GPS. The total consideration received was allocated to the elements of the transaction on a relative fair value basis. As a result, the Company realized a gain before tax of €9 million which was recorded in other operating income, and deferred €6 million which will be realized over the term of the supply agreement.

Qimonda

In conjunction with the Formation, Infineon Logic entered into contribution agreements and various other service agreements with Qimonda. In cases where physical contribution (ownership transfer) of assets and liabilities was not feasible or cost effective, the monetary value was transferred in the form of cash or debt. The contribution agreements include provisions pursuant to which Qimonda agreed to indemnify Infineon Logic against any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, incomplete transactions, continuing obligations, risks, encumbrances, guarantees and other matters relating to the memory products business that were transferred to it as part of the Formation. In addition, the contribution agreements provide for indemnification of Infineon Logic with respect to certain existing and future legal claims and potential restructuring costs. With the exception of the securities and certain patent infringement and antitrust claims identified in note 40, Qimonda is obligated to indemnify Infineon Logic against any liability arising in connection with claims relating to the memory products business described in that section. Liabilities and risks relating to the securities class action litigation, including court costs, will be equally shared by Infineon Logic and Qimonda, but only with respect to the amount by which the total amount payable exceeds the amount of the corresponding accrual that Infineon Logic transferred to Qimonda at Formation.

On August 9, 2006 Qimonda completed its IPO on the New York Stock Exchange through the issuance of 42 million ordinary shares which are traded as American Depositary Shares (“ADSs”) under the symbol “QI”. Subsequently, Infineon sold 6.3 million Qimonda ADSs upon exercise of the underwriters’ over-allotment option. As a result, the Company’s ownership interest in Qimonda decreased to 85.9 percent. On September 25, 2007, Infineon sold an additional 28.75 million Qimonda ADSs, which further reduced the Company’s ownership interest in Qimonda to 77.5 percent.

On September 26, 2007, Infineon Technologies Investment B.V., a wholly owned subsidiary of Infineon Technologies AG, issued notes exchangeable into ADSs of Qimonda in the amount of €215 million. The coupon of the three-year exchangeable note is 1.375 percent per year. The exchange price is €10.48 for each Qimonda ADS, corresponding to an exchange premium of 35 percent. If all noteholders exercise their exchange rights, Infineon would deliver 20.5 million Qimonda ADSs, equivalent to approximately 6.0 percent of Qimonda’s share capital (see notes 29 and 32).

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

During the 2008 fiscal year, the Company committed to a plan to dispose of Qimonda. As a result, the results of Qimonda are reported as discontinued operations in the Company’s consolidated statements of operations for all periods presented, and the assets and liabilities of Qimonda have been reclassified as held for disposal in the consolidated balance sheet as of September 30, 2008. In addition, the Company recorded after-tax write-downs totaling €1,475 million, in order to remeasure Qimonda to its estimated current fair value less costs to sell. Pursuant to IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”, the recognition of depreciation expense ceased as March 31, 2008.

Market prices for DRAM have experienced extremely significant declines since the beginning of the 2007 calendar year. As a result of this intense pricing pressure, Qimonda continued to incur significant losses during the 2008 fiscal year, which are reflected in “loss from discontinued operations, net of income tax” in the Company’s consolidated statements of operations. During the 2008 fiscal year, the Company also recorded material write-downs to the carrying value of Qimonda’s assets to reflect them at current fair value less costs to sell. Infineon does not intend to make any further capital contributions to Qimonda and has repeatedly announced that it is seeking to dispose of its remaining 77.5 percent interest in that company.

In order to address the ongoing adverse market conditions in the memory products industry and to better enable it to meet its current obligations in the short term, Qimonda has intensively explored operational and strategic alternatives to raise and conserve cash. In furtherance of these goals, on October 13, 2008, Qimonda announced a global restructuring and cost-reduction program that is intended to reposition Qimonda in the market and substantially increase its efficiencies through a wide-ranging realignment of its business. As a part of this program, Qimonda also announced that it had agreed to sell its 35.6 percent interest in Inotera Memories Inc. to Micron Technology, Inc. for US$400 million (approximately €296 million) in cash. This transaction closed in November 2008.

The net book value of the Qimonda disposal group in the Company’s consolidated balance sheet as of September 30, 2008 has been recorded at the estimated fair value less costs to sell of Qimonda. Upon disposal of its interest in Qimonda, the Company would also realize losses related to unrecognized currency translation effects for the Qimonda disposal group which are recorded in equity. As of September 30, 2008, the amount of such losses recorded in shareholders’ equity totaled €187 million.

On December 21, 2008, the Company, the German Free State of Saxony, and Qimonda jointly announced a financing package for Qimonda. The package includes a €150 million loan from the German Free State of Saxony, a €100 million loan from a state bank in Portugal and a €75 million loan from Infineon Logic. In addition to this financing package, Qimonda has announced that it expects to receive guarantees totaling €280 million from the Federal Government of Germany and the Free State of Saxony. Based on such guarantees, Qimonda has announced that it is already in advanced negotiations regarding the financing of €150 million. The availability of the total financing package is contingent upon successful completion of the relevant state, federal and European Commission approval procedures as well as final agreement on the detailed terms and conditions of the transaction.

There can be no assurance that the operational, strategic and financial measures described above will enable Qimonda to continue to meet its obligations, or that Qimonda will be successful in implementing any further operational or strategic initiatives to adequately address its financial condition. There can also be no assurance that Infineon will be successful in disposing of its remaining interest in Qimonda. In the event that Qimonda’s ongoing operational and strategic efforts fail to generate adequate cash or to result in desired operational efficiencies and resulting cash savings, Qimonda may have difficulty meeting its obligations as they come due. In such a case, the financial condition and results of operations of the Company would be materially adversely affected.

In the event that Qimonda were to be unable to meet its obligations, Infineon may be exposed to certain significant liabilities related to the Qimonda business, including pending antitrust and securities law claims, the potential repayment of governmental subsidies received, and employee-related contingencies. Qimonda has accrued approximately €70 million in connection with the antitrust matters and anticipated defense costs in connection with the securities law matters. Given the uncertainty of the timing, nature, scope or success of any specific claim, Infineon is unable to meaningfully quantify its total potential exposure in respect of these matters, but Infineon is aware that such exposure, were it to arise, is likely to be material.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

On November 7, 2008, the New York Stock Exchange (“NYSE”) notified Qimonda that it was not in compliance with the NYSE’s continued listing standards because the average closing price of its ADSs had been below US$1.00 over a consecutive 30-day trading period. Over the 12-month period ended November 19, 2008, Qimonda’s share price fell 98 percent, from US$8.62 to US$0.11. Qimonda has notified the NYSE that it intends to regain compliance with this listing standard. If Qimonda cannot do so by May 7, 2009, however, the NYSE has indicated that it will commence suspension and delisting procedures against Qimonda.

ALTIS

ALTIS Semiconductor S.N.C., Essonnes, France (“ALTIS”) is a joint venture between the Company and International Business Machines Corporation, New York, USA (“IBM”), with each having equal voting representation. The Company fully consolidates ALTIS in accordance with IAS 27, “Consolidated and Separate Financial Statements”. In August 2007, the Company and IBM signed an agreement in principle to divest their respective shares in ALTIS via a sale to Advanced Electronic Systems AG (“AES”). Pursuant to IFRS 5, the assets and liabilities of ALTIS were classified as held for disposal in the consolidated balance sheet as of September 30, 2007, and the recognition of depreciation expense ceased as of August 1, 2007. As of September 30, 2008, negotiations with AES have not progressed as previously anticipated and could not be completed. Despite the fact that negotiations are ongoing with additional parties, the outcome of these negotiations is uncertain. As a result, the Company reclassified the disposal group’s assets and liabilities previously classified as held for sale into held and used in the consolidated balance sheet as of September 30, 2008. Upon reclassification, an adjustment of €104 million was recorded in income from continuing operations, resulting from the measurement of the disposal group at the lower of its carrying amount before being classified as held for sale, adjusted for any depreciation and amortization expense that would have been recognized had the disposal group been continuously classified as held and used, and its recoverable amount at the date of the reclassification.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

At September 30, 2007 and 2008, the carrying amounts of the major classes of assets and liabilities classified as held for disposal were as follows:

	September 30,	September 30,
	2007	2008
	(€ in millions)

Cash and cash equivalents	—	421
Trade accounts receivable, net	64	255
Inventories	59	289
Other current assets	7	376
Property, plant and equipment, net	166	2,059
Goodwill and other intangibles	5	76
Investments accounted for using the equity method	—	14
Deferred tax asset	—	59
Other assets	2	55

Subtotal	303	3,604

Write-down	—	(1,475)

Total assets classified as held for disposal	303	2,129

Short-term debt and current maturities of long-term debt	52	346
Trade accounts payable	47	592
Current Provisions	3	220
Other current liabilities	16	300
Long-term debt	—	427
Pension plans and similar commitments	4	22
Deferred tax liabilities	7	16
Long-term provisions	—	25
Other liabilities	—	175

Total liabilities associated with assets held for disposal	129	2,123

Amounts recognized directly in equity relating to assets and liabilities classified as held for disposal	—	(158)

The results of Qimonda presented in the consolidated statements of operations as discontinued operations for the years ended September 30, 2007 and 2008, consist of the following components:

	2007	2008
	(€ in millions)

Net sales	3,608	1,785
Costs and expenses	(3,956)	(3,773)
Loss on measurement to fair value less costs to sell	—	(1,475)

Loss from discontinued operations, before tax	(348)	(3,463)

Income tax benefits (expense)	21	(96)

Loss from discontinued operations, net of tax	(327)	(3,559)

7.	Licenses

During the years ended September 30, 2007 and 2008, the Company recognized revenues related to license and technology transfer fees of €20 million and €54 million, respectively, which are included in revenues in the accompanying consolidated statements of operations. Included in these amounts are previously deferred license fees of €1 million and €1 million, which were recognized as revenue pursuant to

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

IAS 18 in the years ended September 30, 2007 and 2008, respectively, since the Company had fulfilled all of its obligations and the amounts were realized.

8.	Grants

The Company has received economic development funding from various governmental entities, including grants for the construction of manufacturing facilities, as well as grants to subsidize research and development activities and employee training. Grants and subsidies included in the accompanying consolidated financial statements during the fiscal years ended September 30, 2007 and 2008 are as follows:

	2007	2008
	(€ in millions)

Included in the consolidated statements of operations:
Research and development	91	65
Cost of sales	19	19

Total	110	84

Deferred government grants amounted to €120 million and €22 million as of September 30, 2007 and 2008, respectively. The amounts of grants receivable as of September 30, 2007 and 2008 were €109 million and €28 million, respectively.

9.	Supplemental Operating Cost Information

The costs of services and materials are as follows for the years ended September 30:

	2007	2008
	(€ in millions)

Raw materials, supplies and purchased goods	791	813
Purchased services	765	769

Total	1,556	1,582

Personnel expenses are as follows for the years ended September 30:

	2007	2008
	(€ in millions)

Wages and salaries	1,317	1,447
Social levies	237	241
Pension expense	11	—

Total	1,565	1,688

Other operating income was as follows for the years ended September 30:

	2007	2008
	(€ in millions)

Gains from sales of businesses and interests in subsidiaries	19	80
Other	19	40

Total	38	120

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Other operating expense was as follows for the years ended September 30:

	2007	2008
	(€ in millions)

Goodwill and intangible assets impairment charges	5	8
Long-lived asset impairment charges	4	122
Restructuring (note 10)	45	188
Other	3	48

Total	57	366

Total rental expenses under operating leases amounted to €115 million and €98 million for the years ended September 30, 2007 and 2008, respectively.

The average number of employees by geographic region was as follows for the years ended September 30:

	2007	2008

Germany	10,553	10,085
Other Europe	5,604	5,280
North America	540	845
Asia/Pacific	12,905	13,094
Japan	151	161
Other	21	—

Infineon	29,774	29,465

Qimonda	12,775	12,990

Total	42,549	42,455

10.	Restructuring

During the 2006 fiscal year, restructuring plans were announced to downsize the workforce at ALTIS and the Company’s chip card back-end activities in order to maintain competitiveness and reduce cost. As part of these restructuring measures, the Company agreed upon plans to terminate approximately 390 employees and recorded restructuring charges in the 2007 fiscal year.

During the 2007 fiscal year, further restructuring measures were taken by the Company, mainly as a result of the insolvency of one of its largest mobile phone customers, BenQ Mobile GmbH & Co. OHG, and in order to further streamline certain research and development locations. Approximately 280 jobs were affected worldwide, of which approximately 120 were in the German locations of Munich, Salzgitter and Nuremberg.

To address rising risks in the current market environment, adverse currency trends and below benchmark margins, the Company implemented the IFX10+ cost-reduction program in the third quarter of the 2008 fiscal year. The IFX10+ program includes measured target areas including product portfolio management, manufacturing costs reduction, value chain optimization, process efficiency, reorganization of the Company’s structure along its target markets, and reductions in workforce. Approximately 10 percent of Infineon Logic’s worldwide workforce is expected to be impacted by IFX10+.

During the years ended September 30, 2007 and 2008, charges of €45 million and €188 million, respectively, were recognized as a result of the above-mentioned restructuring initiatives.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The development of the restructuring liability, respectively, during the fiscal year ended September 30, 2008, was as follows:

				September 30,
	September 30, 2007	Restructuring		2008
	Liability	charges, net	Payments	Liability
	(€ in millions)

Employee terminations	38	177	(36)	179
Other exit costs	6	11	(7)	10

Total	44	188	(43)	189

11.	Financial Income

The amount of financial income is as follows for the years ended September 30, 2007 and 2008, respectively:

	2007	2008
	(€ in millions)

Interest income	47	56
Valuation changes and gains on sales	60	2

Total	107	58

12.	Financial Expense

The amount of financial expense is as follows for the years ended September 30, 2007 and 2008:

	2007	2008
	(€ in millions)

Interest expense	148	151
Impairment of available-for-sale financial assets	—	3
Valuation changes and losses on sales of available-for-sale financial assets	54	23
Other financial expense	41	5

Total	243	182

13.	Income Taxes

Income (loss) from continuing operations before income taxes is attributable to the following geographic locations for the years ended September 30, 2007 and 2008 as follows:

	2007	2008
	(€ in millions)

Germany	(242)	(259)
Foreign	198	112

Total	(44)	(147)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Income tax expense (benefit) from continuing operations for the years ended September 30, 2007 and 2008 are as follows:

	2007	2008
	(€ in millions)

Current taxes:
Germany	24	3
Foreign	5	19

	29	22

Deferred taxes:
Germany	(39)	54
Foreign	9	(35)

	(30)	19

Income tax (benefit) expense	(1)	41

Current tax expense attributable to prior years is €12 million and €10 million for the years ended September 30, 2007 and 2008, respectively.

In 2007, the Company’s corporate statutory tax rate in Germany is 25 percent plus a solidarity surcharge of 5.5 percent. Additionally, a trade tax of 11 percent is levied, which result in a combined statutory tax rate of 37 percent in 2007.

On August 17, 2007 the Business Tax Reform Act 2008 was enacted in Germany including several changes to the taxation of German business activities, including a reduction of the Company’s combined statutory corporate and trade tax rate in Germany to 28 percent, which comprises corporate tax of 15 percent plus a solidarity surcharge of 5.5 percent and trade tax of 12 percent. Most of the changes came into effect for the Company in its 2008 fiscal year. Pursuant to IAS 12, the Company recorded a deferred tax charge of €25 million as of September 30, 2007, reflecting the reduction in value of the Company’s deferred tax assets in Germany upon enactment.

A reconciliation of income taxes for the fiscal years ended September 30, 2007 and 2008, determined using the German corporate tax rate plus trade taxes, net of federal benefit, for a combined statutory rate of 37 percent for 2007 and 28 percent for 2008 is as follows:

	2007	2008
	(€ in millions)

Expected benefit for income taxes	(16)	(41)
Increase in available tax credits	(5)	(103)
Non-taxable investment income	(3)	—
Tax rate differential	(56)	(8)
Non deductible expenses	14	8
Change in German tax rate	25	—
Increase in valuation allowance	31	181
Other	9	4

Actual provision for income taxes	(1)	41

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Net deferred tax assets and liabilities presented in the accompanying consolidated balance sheets as of September 30, 2007 and 2008, are as follows:

	2007	2008
	(€ in millions)

Deferred tax assets	588	400
Deferred tax liabilities	(81)	(19)

Deferred tax assets, net	507	381

The movement in deferred tax assets, net is as follows:

2008
(€ in millions)

Deferred tax assets, net as of September 30, 2007	507
Reclassification to held for disposal	(117)
Changes in companies consolidated	8
Deferred tax expense	(19)
Deferred tax recorded directly in equity	2

Deferred tax assets, net as of September 30, 2008	381

Deferred tax assets and liabilities as of September 30, 2007 and 2008 relate to the following:

	2007	2008
	(€ in millions)

Deferred tax assets:
Intangible assets	102	38
Property, plant and equipment	197	152
Deferred income	8	4
Net operating loss and tax credit carry-forwards	1,319	1,199
Other items	292	224

Gross deferred tax assets	1,918	1,617
Valuation allowance	(1,068)	(1,027)

Deferred tax assets	850	590

Deferred tax liabilities:
Intangible assets	(30)	(23)
Property, plant and equipment	(76)	(24)
Accounts receivable	(43)	(23)
Accrued liabilities and pensions	(154)	(126)
Other items	(40)	(13)

Deferred tax liabilities	(343)	(209)

Deferred tax assets, net	507	381

At September 30, 2008, the Company had in Germany tax loss carry-forwards of €3,029 million (relating to both trade and corporate tax, plus an additional loss carry-forward applicable only to trade tax of €1,231 million). In connection with the Formation of Qimonda, the net operating losses related to the memory products segment have been retained by Infineon Technologies AG. In other jurisdictions the Company had tax loss carry-forwards of €102 million and tax effected credit carry-forwards of €175 million. Such tax loss carry-forwards and tax effected credit carry-forwards are generally limited to use by the

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

particular entity that generated the loss or credit and do not expire under current law. The benefit for tax credits is accounted for on the flow-through method when the individual legal entity is entitled to the claim.

The Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is probable or not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other factors, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since the Company had incurred a cumulative loss in certain tax jurisdictions over a three-year period as of September 30, 2008, which is significant evidence that the more likely than not criterion is not met, the impact of forecasted future taxable income is excluded from such an assessment. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods. As a result of this assessment, the Company increased the deferred tax asset valuation allowance as of September 30, 2007 and 2008 by €31 million, and €181 million, respectively, to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in future.

The Company did not provide for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries as of September 30, 2007 and 2008, as these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

14.	Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is calculated by dividing net loss by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive instruments or ordinary share equivalents had been issued.

The computation of basic and diluted EPS for the years ended September 30, 2007 and 2008, is as follows:

	2007	2008

Numerator (€ in millions):
Loss from continuing operations attributable to shareholders of Infineon Technologies AG	(58)	(249)
Loss from discontinued operations, net of tax attributable to shareholders of Infineon Technologies AG	(289)	(2,686)

Net loss attributable to shareholders of Infineon Technologies AG	(347)	(2,935)

Denominator (shares in millions):

Weighted-average shares outstanding — basic and diluted	748.6	749.7

Basic and diluted loss per share (in €):
Loss from continuing operations attributable to shareholders of Infineon Technologies AG	(0.08)	(0.33)

Loss from discontinued operations, net of tax attributable to shareholders of Infineon Technologies AG	(0.38)	(3.58)

Net loss attributable to shareholders of Infineon Technologies AG	(0.46)	(3.91)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The weighted average of potentially dilutive instruments that were excluded from the diluted loss per share computations, because the exercise price was greater than the average market price of the ordinary shares during the period or were otherwise not dilutive, includes 41.2 million and 34.3 million shares underlying employee stock options for the years ended September 30, 2007 and 2008, respectively. Additionally, 74.7 million and 65.0 million ordinary shares issuable upon the conversion of the convertible subordinated notes for the years ended September 30, 2007 and 2008, respectively, were not included in the computation of diluted earnings (loss) per share as their impact would have been antidilutive.

15.	Available-for-sale Financial Assets

Marketable securities are classified as available-for-sale financial instruments and therefore recorded at fair value at each balance sheet date with unrealized gains and losses that are not considered other-than-temporary impairments recognized in equity until realized.

Marketable securities at September 30, 2007 and 2008 consist of the following:

	2007				2008
		Fair	Unrealized	Unrealized		Fair	Unrealized	Unrealized
	Cost	value	gains	losses	Cost	value	gains	losses
	(€ in millions)

Foreign government securities	9	11	2	—	5	7	2	—
Fixed term securities	297	288	1	(10)	144	140	1	(5)
Other debt securities	151	152	4	(3)	—	—	—	—

Total debt securities	457	451	7	(13)	149	147	3	(5)
Equity securities	5	6	1	—	2	2	—	—

Total marketable securities	462	457	8	(13)	151	149	3	(5)

Reflected as follows:
Available-for-sale financial assets	430	417	—	(13)	139	134	—	(5)
Other financial assets (note 22)	32	40	8	—	12	15	3	—

Total marketable securities	462	457	8	(13)	151	149	3	(5)

Unrealized losses relating to securities held for more than 12 months as of September 30, 2007 and 2008, were €12 million and €5 million, respectively.

Realized gains and losses are reflected as financial income (expense) and were as follows for the fiscal years ended September 30:

	2007	2008
	(€ in millions)

Realized gains	7	1
Realized losses	—	(1)

Realized gains, net	7	—

As of September 30, 2008, there were no significant fixed term deposits with contractual maturities between three and 12 months.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Debt securities as of September 30, 2008 had the following remaining contractual maturities:

	Cost	Fair value
	(€ in millions)

Less than 1 year	5	6
Between 1 and 5 years	79	74
More than 5 years	65	67

Total debt securities	149	147

Actual maturities may differ due to call or prepayment rights.

16.	Trade and Other Receivables

Trade accounts and other receivables at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Third party — trade	916	590
Related parties — trade	16	28

Trade accounts receivable, gross	932	618

Allowance for doubtful accounts	(38)	(29)

Trade accounts receivable, net	894	589

Grants receivable (note 8)	109	28
License fees receivable	13	10
Third party — financial and other receivables	53	17
Receivables from German bank’s deposit protection fund	—	121
Related parties — financial and other receivables	56	22
Employee receivables	8	8
Other receivables	5	4

Total	1,138	799

Cash and cash equivalents and available-for-sale financial assets in the amount of €121 million were reclassified to amounts receivable from the German bank’s deposit protection fund as of September 30, 2008.

Activity in the allowance for doubtful accounts for the years ended September 30, 2007 and 2008 was as follows:

	2007	2008
	(€ in millions)

Allowance for doubtful accounts at beginning of year	67	38
Recovery of bad debt, net	(14)	(2)
Reclassification in held for disposal	(15)	(7)

Allowance for doubtful accounts at end of year	38	29

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The following table provides separate disclosure on the age of trade accounts receivables that are past due at the reporting date, but not impaired.

		Thereof	Of which not impaired
		neither	but past due as of reporting date
		impaired	Past due	Past due	Past due	Past due	Past due
	Carrying	nor past	0-30	31-60	61-180	181-360	> 360
	amount	due	days	days	days	days	days
(€ in millions)

Third party — trade, net of allowances as of September 30, 2007	878	544	188	73	—	—	—
Third party — trade, net of allowances as of September 30, 2008	561	536	22	2	—	—	—

Based on historic default rates, the Company believes that no impairment is necessary in respect of trade receivables that are not past due or past due by up to 60 days.

17.	Inventories

Inventories at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Raw materials and supplies	117	59
Work-in-process	657	372
Finished goods	432	234

Total Inventories	1,206	665

18.	Other Current Financial Assets

Other current financial assets at September 30, 2007 and 2008 consisted of financial instruments in an amount of €78 million and €19 million, respectively.

19.	Other Current Assets

Other current assets at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

VAT and other tax receivables	114	67
Prepaid expenses	42	43
Other	47	14

Total other current assets	203	124

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

20.	Property, Plant and Equipment, net

A summary of activity for property, plant and equipment for the years ended September 30, 2007 and 2008, is as follows:

			Other
		Technical	plant and
	Land and	equipment	office	Construction
	buildings	and machinery	equipment	in progress	Total
	(€ in millions)

Cost:
September 30, 2006	1,524	9,190	2,305	218	13,237
Additions	20	618	104	646	1,388
Acquisitions through business combinations	41	—	1	—	42
Disposals	(15)	(162)	(180)	(4)	(361)
Reclassifications	13	424	25	(462)	—
Transfers(1)	(101)	(992)	(26)	(7)	(1,126)
Foreign currency effects	(56)	(224)	(20)	(9)	(309)

September 30, 2007	1,426	8,854	2,209	382	12,871

Additions	19	188	55	50	312
Acquisitions through business combinations	—	1	8	—	9
Disposals	(19)	(136)	(107)	(1)	(263)
Reclassifications	7	115	13	(135)	—
Transfers(1)	(673)	(4,202)	(792)	(232)	(5,899)
Foreign currency effects	1	6	(2)	—	5

September 30, 2008	761	4,826	1,384	64	7,035

Accumulated depreciation and impairment:
September 30, 2006	(732)	(6,727)	(2,011)	—	(9,470)
Depreciation	(103)	(933)	(187)	—	(1,223)
Disposals	7	155	175	—	337
Reclassifications	—	(5)	5	—	—
Transfers(1)	41	900	20	—	961
Impairments	—	(3)	—	—	(3)
Reversals of impairment	2	—	—	—	2
Foreign currency effects	18	135	17	—	170

September 30, 2007	(767)	(6,478)	(1,981)	—	(9,226)

Depreciation	(28)	(365)	(103)	—	(496)
Disposals	19	126	104	—	249
Reclassifications	—	(2)	2	—	—
Transfers(1)	276	2,786	716	—	3,778
Impairments	—	(23)	—	—	(23)
Foreign currency effects	—	(7)	—	—	(7)

September 30, 2008	(500)	(3,963)	(1,262)	—	(5,725)

Book value at September 30, 2007	659	2,376	228	382	3,645

Book value at September 30, 2008	261	863	122	64	1,310

(1)	Amounts shown as transfers in the year ended September 30, 2007 relate primarily to assets of the Bipolar and ALTIS disposal groups that were classified as held for sale. In the year ended September 30, 2008, transfers relate primarily to assets of the Qimonda disposal group that were classified as held for sale, and assets of the ALTIS disposal group that were reclassified into held and used.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

21.	Investments Accounted for Using the Equity Method

Investments accounted for using the equity method principally relate to investment activities aimed at strengthening the Company’s future intellectual property potential.

A summary of activity for investments accounted for using the equity method for the years ended September 30, 2007 and 2008, is as follows:

	2007	2008
	(€ in millions)

Balance at beginning of year	635	627
Additions	—	23
Disposals	(25)	(7)
Dividends received	(61)	—
Equity in earnings	117	4
Reclassifications	(13)	—
Reclassification to held for disposal(1)	—	(627)
Foreign currency effects	(26)	—

Balance at end of year	627	20

(1)	Reclassification relate to the investment in Inotera Memories Inc., which was reclassified in held for disposal.

On September 28, 2007, Infineon entered into a joint venture agreement with Siemens, whereby the Company contributed its high power bipolar business to the newly formed legal entity Bipolar, and Siemens subsequently acquired a 40 percent interest in Bipolar. The joint venture agreement grants Siemens certain contractual participating rights which inhibit the Company from exercising control over Bipolar. Accordingly, the Company accounted for the retained interest in Bipolar of 60 percent under the equity method of accounting (see note 6).

There was no goodwill included in the amount of long-term investments at September 30, 2007 and 2008, respectively.

For the equity method investments as of September 30, 2008, the aggregate summarized financial information for the years ended September 30, 2007 and 2008, respectively, is as follows:

	2007	2008
	(€ in millions)

Revenue	6	95
Gross profit	3	20
Net income	1	6

	2007	2008
	(€ in millions)

Current assets	—	58
Non-current assets	5	11
Current liabilities	—	(28)
Non-current liabilities	(3)	(6)

Total equity	2	35

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

22.	Other Financial Assets

Other non-current financial assets at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Available-for-sale financial assets (note 15)	40	15
Long-term receivables	14	6
Investments in other equity investments	25	15
Related parties — financial and other receivables	—	20
Restricted cash	77	77
Other	6	—

Total	162	133

The Company recognized impairment charges related to certain investments for which the carrying value exceeded the fair value on an other-than-temporary basis of €2 million and €2 million during the years ended September 30, 2007 and 2008, respectively.

23.	Other Assets

Other non-current assets at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Prepaid expenses	12	14
Deferred compensation	18	11
Other	3	3

Total	33	28

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

24.	Goodwill and Other Intangible Assets

A summary of activity for intangible assets for the years ended September 30, 2007 and 2008 is as follows:

		Internally
		developed	Other
		intangible	Intangible
	Goodwill	assets	assets	Total

Cost:
September 30, 2006	101	165	446	712
Additions — internally developed	—	50	—	50
Additions — from business combinations	31	—	7	38
Additions — other	—	—	38	38
Impairment charges	—	(3)	(2)	(5)
Disposals	(6)	—	(46)	(52)
Foreign currency effects	(9)	—	(4)	(13)

September 30, 2007	117	212	439	768

Additions — internally developed	—	44	—	44
Additions — from business combinations	171	—	148	319
Additions — other	—	—	14	14
Impairment charges	—	—	(5)	(5)
In-process R&D	—	—	(14)	(14)
Disposals	—	(11)	—	(11)
Transfers(1)	(64)	(76)	(114)	(254)
Foreign currency effects	1	—	1	2

September 30, 2008	225	169	469	863

Accumulated amortization:
September 30, 2006	—	(65)	(317)	(382)
Amortization	—	(45)	(52)	(97)
Disposals	—	—	42	42
Foreign currency effects	—	—	3	3

September 30, 2007	—	(110)	(324)	(434)

Amortization	—	(29)	(46)	(75)
Disposals	—	8	2	10
Transfers(1)	—	45	34	79
Foreign currency effects	—	—	—	—

September 30, 2008	—	(86)	(334)	(420)

Carrying value as of September 30, 2007	117	102	115	334

Carrying value as of September 30, 2008	225	83	135	443

(1)	Amounts shown as transfers relate primarily to assets of the Qimonda disposal group that were classified as held for disposal, and assets of the ALTIS disposal group that were reclassified into held and used.

The estimated aggregate amortization expense relating to other intangible assets for each of the five succeeding fiscal years is as follows: 2009 €61 million; 2010 €53 million; 2011 €44 million; 2012 €32 million; and 2013 €24 million.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

25.	Trade and Other Payables

Trade and other payables at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Third party — trade	1,125	473
Related parties — trade	164	15

Trade payables	1,289	488

Related parties — financial and other payables	12	6
Other	46	12

Total	1,347	506

26.	Provisions

Provisions at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Personnel costs	393	347
Warranties and licenses	43	32
Settlement for antitrust related matters (note 40)	38	—
Asset retirement obligations	32	13
Post-retirement benefits	3	3
Other	68	56

Total	577	451

A summary of activity for provisions for the fiscal year ended September 30, 2008 is as follows:

		Warranties		Asset	Post-
	Personnel	and	Antitrust	retirement	retirement
	costs	licenses	settlement	obligations	benefits	Other	Total
	(€ in millions)

Balance as of September 30, 2007	393	43	38	32	3	68	577
Additions	405	19	—	3	1	58	486
Reclassification to held for disposal	(176)	—	(38)	(19)	(1)	(12)	(246)
Usage	(227)	(6)	—	(3)	—	(32)	(268)
Reversals	(48)	(24)	—	—	—	(25)	(97)
Translation differences	—	—	—	—	—	(1)	(1)

Balance as of September 30, 2008	347	32	—	13	3	56	451

The total amounts of provisions are reflected in the consolidated balance sheets as of September 30, 2007 and 2008, respectively, as follows:

	2007	2008
	(€ in millions)

Current	533	424
Non-current	44	27

Total	577	451

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

27.	Other Current Financial Liabilities

Other current financial liabilities at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Financial instruments (note 38)	38	25
Interest	20	16
Settlement for anti-trust related matters (note 40)	20	20
Other	—	2

Total	78	63

28.	Other Current Liabilities

Other current liabilities at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Deferred income	123	26
VAT and other taxes payable	11	13
Payroll obligations to employees	125	198
Deferred government grants (note 8)	60	13
Current portion of pension obligations (note 37)	5	1
Other	9	12

Total	333	263

Other deferred income includes amounts relating to license income (see note 7) and deferred revenue. The non-current portion is included in other liabilities (see note 37).

29.	Debt

Debt at September 30, 2007 and 2008 consists of the following:

	2007	2008
	(€ in millions)

Short-term debt and current maturities:
Loans payable to banks, weighted average rate 5.1%	155	139
Current portion of long-term debt	153	68
Capital lease obligation	28	—

Total short-term debt and current maturities	336	207

Long-term debt:
Exchangeable subordinated notes, 1,375%, due 2010	183	193
Convertible subordinated notes, 5,0%, due 2010	578	531
Loans payable to banks:
Unsecured term loans, weighted average rate 4.82%, due 2009-2013	318	217
Secured term loans, weighted average rate 2.45%, due 2013	4	2
Notes payable to governmental entity, due 2010	44	20
Capital lease obligation	100	—

Total long-term debt	1,227	963

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Short-term loans payable to banks consist primarily of borrowings under the terms of short-term borrowing arrangements.

On September 26, 2007, the Company (as guarantor), through its subsidiary Infineon Technologies Investment B.V. (as issuer), issued €215 million in exchangeable subordinated notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes accrue interest at 1.375 percent per year. The notes are exchangeable into a maximum of 20.5 million Qimonda ADSs, at an exchange price of €10.48 per ADS any time during the exchange period, as defined, through maturity, corresponding to an exchange premium of 35 percent. The notes are unsecured and rank pari passu with all present and future unsecured subordinated obligations of the issuer. The noteholders have a negative pledge relating to future capital market indebtedness, as defined, and an early redemption option in the event of a change of control, as defined. The Company may, at its option, redeem the outstanding notes in whole, but not in part, at the principal amount thereof together with accrued interest to the date of redemption, if the issuer has determined that, as a result of a publicly announced transaction, there is a substantial likelihood that the aggregate ownership of the share capital of Qimonda by the issuer, the guarantor and any of their respective subsidiaries will be less than 50 percent plus one share. In addition, the Company may, at its option, redeem the outstanding notes in whole, but not in part, at their principal amount together with interest accrued to the date of redemption, if the share price of the ADSs on each of 15 trading days during a period of 30 consecutive trading days commencing on or after August 31, 2009, exceeds 130 percent of the exchange price. The exchangeable notes are listed on the Frankfurt Stock Exchange. At September 30, 2008, unamortized debt issuance costs amounted to €4 million. Concurrently with this transaction, the Company loaned an affiliate of J.P. Morgan Securities Inc. 3.6 million Qimonda ADSs ancillary to the placement of the exchangeable subordinated notes. The affiliate of J.P. Morgan Securities Inc. sold these ADSs as part of the Qimonda ADSs sale on September 25, 2007. On October 25, 2007, 1.3 million Qimonda ADSs that had been borrowed were returned to the Company and the remaining 2.3 million Qimonda ADSs were returned to the Company on January 4, 2008.

On June 5, 2003, the Company (as guarantor), through its subsidiary Infineon Technologies Holding B.V. (as issuer) issued €700 million in convertible subordinated notes due 2010 at par in an underwritten offering to institutional investors in Europe. The notes are convertible, at the option of the holders of the notes, into a maximum of 68.4 million ordinary shares of the Company, at a conversion price of €10.23 per share through maturity. The notes accrue interest at 5.0 percent per year. The notes are unsecured and pari passu with all present and future unsecured subordinated obligations of the issuer. The noteholders have a negative pledge relating to future capital market indebtedness, as defined. The noteholders have an early redemption option in the event of a change of control, as defined. A corporate reorganization resulting in a substitution of the guarantor shall not be regarded as a change of control, as defined. The Company may redeem the convertible notes after three years at their principal amount plus interest accrued thereon, if the Company’s share price exceeds 125 percent of the conversion price on 15 trading days during a period of 30 consecutive trading days. The convertible notes are listed on the Luxembourg Stock Exchange. On September 29, 2006 the Company (through the issuer) irrevocably waived its option to pay a cash amount in lieu of the delivery of shares upon conversion. During the 2008 fiscal year, the Company repurchased a notional amount of €100 million of its convertible subordinated notes due 2010. The transaction resulted in a loss of €8 million before tax, which was recognized in interest expense. The repurchase was made out of available cash. At September 30, 2008, the outstanding notional amount was €600 million and unamortized debt issuance costs amounted to €3 million.

Concurrently with the issuance of $248 million in convertible notes due 2013 by Qimonda (as guarantor) through its subsidiary Qimonda Finance LLC (as issuer) on February 12, 2008, Infineon loaned Credit Suisse International 20.7 million Qimonda ADSs ancillary to the placement of the convertible notes, which remained outstanding as of September 30, 2008.

In September 2004, the Company executed a $400/€400 million syndicated credit facility with a five-year term, which was subsequently reduced to $345/€300 million in August 2006. The facility consists of two tranches. Tranche A is a term loan originally intended to finance the expansion of the Richmond, Virginia, manufacturing facility. In January 2006, the Company drew $345 million under Tranche A, on the basis of a repayment schedule that foresees equal installments falling due in March and September each year. At September 30, 2008, $125 million was outstanding under Tranche A. Tranche B, which is a multicurrency revolving facility to be used for general corporate purposes, remained undrawn at

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

September 30, 2008. The facility has customary financial covenants, and drawings bear interest at market-related rates that are linked to financial performance. The lenders of this credit facility have been granted a negative pledge relating to the future financial indebtedness of the Company with certain permitted encumbrances.

The Company has established independent financing arrangements with several financial institutions, in the form of both short- and long-term credit facilities, which are available for various funding purposes.

	Nature of financial
	institution	Purpose/	As of September 30, 2008
Term	commitment	intended use	Aggregate facility	Drawn	Available
			(€ in millions)

Short-term	firm commitment	general corporate purposes, working capital, guarantees	504	139	365
Short-term	no firm commitment	working capital, cash management	176	—	176
Long-term(1)	firm commitment	project finance	307	307	—

Total			987	446	541

(1)	Including current maturities.

At September 30, 2008, the Company was in compliance with its debt covenants under the relevant facilities.

Interest expense for the years ended September 30, 2007 and 2008 was €129 million and €138 million, respectively.

Aggregate amounts of debt maturing subsequent to September 30, 2008 are as follows:

Fiscal year ending September 30,	Amount
(€ in millions)

2009	207
2010	773
2011	82
2012	68
2013	40

Total	1,170

30.	Other Financial Liabilities

Other non-current financial liabilities at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Redeemable interest	64	—
Settlement for antitrust related matters (note 40)	37	17
License fees payable	27	—
Other	6	3

Total	134	20

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

31.	Other Liabilities

Other non-current liabilities at September 30, 2007 and 2008 consist of the following:

	2007	2008
	(€ in millions)

Deferred income	114	43
Deferred government grants (note 8)	60	9
Deferred compensation	13	11
Other	6	13

Total	193	76

32.	Equity

Ordinary Share Capital

As of September 30, 2008 the Company had 749,742,085 registered ordinary shares, notional value of €2.00 per share, outstanding. During the years ended September 30, 2007 and 2008 the Company increased its share capital by €4 million and €0 million, respectively, by issuing 2,119,341 and 13,450 ordinary shares, respectively, in connection with the Company’s Long-Term Incentive Plans.

Authorized and Conditional Share Capital

In addition to the issued share capital, the Company’s Articles of Association authorize the Management Board to increase the ordinary share capital with the Supervisory Board’s consent by issuing new shares. As of September 30, 2008, the Management Board may use these authorizations to issue new shares as follows:

•	Through January 19, 2009, Authorized Share Capital II/2004 — in an aggregate nominal amount of up to €30 million to issue shares to employees (in which case the pre-emptive rights of existing shareholders are excluded).

•	Through February 14, 2012, Authorized Share Capital 2007 — in an aggregate nominal amount of up to €224 million to issue shares for cash, where the pre-emptive rights of shareholders may be partially excluded, or in connection with business combinations (contributions in kind), where the pre-emptive rights of shareholders may be excluded for all shares.

The Company has conditional capital of up to an aggregate nominal amount of €92 million (Conditional Share Capital I), of up to an aggregate nominal amount of €29 million (Conditional Share Capital III) and up to an aggregate nominal amount of €24.5 million (Conditional Share Capital IV/2006) that may be used to issue up to 72.6 million new registered shares in connection with the Company’s long-term incentive plans (see note 34). These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

The Company has conditional capital of up to an aggregate nominal amount of €152 million (Conditional Share Capital 2002) that may be used to issue up to 76 million new registered shares upon conversion of debt securities, issued in June 2003 and which may be converted at any time until May 22, 2010 (see note 29). These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

The Company has further conditional capital of up to an aggregate nominal amount of €248 million (Conditional Share Capital 2007) that may be used to issue up to 124 million new registered shares upon conversion of debt securities which may be issued before February 14, 2012. These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

The Company has further conditional capital of up to an aggregate nominal amount of €150 million (Conditional Share Capital 2008) that may be used to issue up to 75 million new registered shares upon conversion of debt securities which may be issued before February 13, 2013. These shares will have dividend rights from the beginning of the fiscal year in which they are issued.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Other Components of Equity

The changes in other components of equity for the fiscal years ended September 30, 2007 and 2008 are as follows:

	2007				2008
	Pretax	Tax effect	Net	Pretax	Tax effect	Net
			(€ in millions)

Unrealized (losses) gains on securities:
Unrealized holding (losses) gains	(4)	—	(4)	2	—	2
Reclassification adjustment for losses (gains) included in net income or loss	(7)	—	(7)	1	—	1

Net unrealized (losses) gains	(11)	—	(11)	3	—	3

Unrealized gains (losses) on cash flow hedges	3	—	3	(2)	—	(2)
Foreign currency translation adjustment	(106)	—	(106)	(36)	—	(36)

Other components of equity	(114)	—	(114)	(35)	—	(35)

Dividends

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn) of the ultimate parent, as determined in accordance with the HGB. All dividends must be approved by shareholders.

The ordinary shareholders meeting held in February 2008 did not authorize a dividend for the 2007 fiscal year. No earnings are available for distribution as a dividend for the 2008 fiscal year, since Infineon Technologies AG on a stand-alone basis as the ultimate parent incurred a cumulative loss (Bilanzverlust) as of September 30, 2008.

Subject to market conditions, Infineon intends to retain future earnings for investment in the development and expansion of its business.

Minority Interests

ALTIS is a joint venture between the Company and IBM, with each having equal voting representation. In December 2005, the Company further amended its agreements with IBM in respect of the ALTIS joint venture and began to fully consolidate ALTIS, whereby IBM’s 50 percent ownership interest is reflected as minority interest (see note 6).

Effective May 1, 2006, the Company contributed substantially all of the operations of its memory products segment, including the assets and liabilities that were used exclusively for these operations, to Qimonda, a stand-alone legal company. On August 9, 2006, Qimonda completed an initial public offering on the New York Stock Exchange through the issuance of 42 million ADSs which are traded as ADSs under the symbol “QI”, for an offering price of $13 per ADS. In addition, the Company sold 6.3 million Qimonda ADSs upon exercise of the underwriters’ over-allotment option. As a result of these transactions, the Company reduced its shareholding in Qimonda to 85.9 percent. During the fourth quarter of the 2007 fiscal year, Infineon sold an additional 28.75 million Qimonda ADSs (including underwriters’ over-allotment option), further reducing its ownership interest in Qimonda to 77.5 percent. The minority investors’ ownership interest in Qimonda of 22.5 percent as of September 30, 2007 and 2008 is reflected as minority interest (see note 6).

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

33.	Capital Management

The key objective of the Company’s capital management is to ensure financial flexibility on the basis of a sound capital structure. In line with peer companies in the industry, there is a strong emphasis on liquidity in order to finance operations and make planned capital expenditures throughout business cycles. The sources of liquidity are cash flows generated from operations, cash on hand; and available credit facilities as well as the issuance and sale of securities on the capital markets.

The Company is not subject to any statutory capital requirements. Furthermore, its capital management during the years ended September 30, 2007 and 2008 was supported by U.S. GAAP financial results, since these were the primary accounting standards used by the Company during those periods. Starting October 1, 2009, with the implementation of IFRS as primary accounting standards, the Company’s capital management will be based exclusively on IFRS.

In addition, effective May 1, 2006 substantially all of the memory products-related assets and liabilities, operations and activities of the Company were contributed to Qimonda, a stand-alone legal company (see note 6). Therefore, since its Formation, Qimonda has had a capital management policy that is independent from that of the remainder of the Company. Consequently, the capital management discussion in the remainder of this section is based on U.S. GAAP financial balances and results of Infineon excluding Qimonda, for the respective periods.

Infineon considers net debt, defined as the sum of short-term and long-term debt less gross liquidity, as the principal indication of its liquidity position. Gross liquidity is defined as the sum of cash, cash equivalents and marketable securities. Infineon’s capital structure is primarily managed by the ratio of gross debt-to-EBITDA and the relation of gross liquidity to sales. Infineon defines EBIT as earnings (loss) before income (loss) from discontinued operations, interest, and taxes. EBITDA is defined as EBIT plus depreciation and amortization. The specified targets are the maintenance of a debt-to-EBITDA ratio of approximately 2, and a ratio of gross liquidity to sales of approximately 20 percent to 25 percent.

For the years ended September 30, 2007 and 2008, on a U.S. GAAP basis, the debt-to-EBITDA ratios of Infineon excluding Qimonda were 2.4 and 2.6, respectively. The slight increase was mainly due to the negative development of the EBITDA results during the financial year. The ratios of gross liquidity to sales on a U.S. GAAP basis amounted to 25 percent and 20 percent, respectively, for the years ended September 30, 2007 and 2008. The decrease was principally due to the fact that Infineon’s gross liquidity as of September 30, 2007 reflected the proceeds of both the sale of shares in Qimonda as well as the issuance of exchangeable subordinated notes effected in that month. Subsequently, these proceeds were used among others to fund the acquisition of the mobile products division of LSI in October 2007.

34.	Share-based Compensation

In 1999, the Company’s shareholders approved a long-term incentive plan, which provided for the granting of non-transferable options to acquire ordinary shares over a future period. Under the terms of the LTI 1999 Plan, the Company could grant up to 48 million options over a five-year period. The exercise price of each option equals 120 percent of the average closing price of the Company’s stock during the five trading days prior to the grant date. Granted options vest at the latter of two years from the grant date or the date on which the Company’s stock reaches the exercise price for at least one trading day. Options expire seven years from the grant date.

In 2001, the Company’s shareholders approved the International Long-Term Incentive Plan (“LTI 2001 Plan”) which replaced the LTI 1999 Plan. Options previously issued under the LTI 1999 Plan remain unaffected as to terms and conditions; however, no additional options may be issued under the LTI 1999 Plan. Under the terms of the LTI 2001 Plan, the Company could grant up to 51.5 million options over a five-year period. The exercise price of each option equals 105 percent of the average closing price of the Company’s stock during the five trading days prior to the grant date. Granted options have a vesting period of between two and four years, subject to the Company’s stock reaching the exercise price on at least one trading day, and expire seven years from the grant date.

Under the LTI 2001 Plan, the Company’s Supervisory Board decided annually within 45 days after publication of the financial results how many options to grant to the Management Board. The Management Board, within the same period, decided how many options to grant to eligible employees.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

In 2006, the Company’s shareholders approved the Stock Option Plan 2006 (“SOP 2006”) which replaced the LTI 2001 Plan. Under the terms of SOP 2006, the Company can grant up to 13 million options over a three-year period. The exercise price of each option equals 120 percent of the average closing price of the Company’s stock during the five trading days prior to the grant date. Granted options are only exercisable if the price of a share exceeds the trend of the comparative index Philadelphia Semiconductor Index (“SOX”) for at least three consecutive days on at least one occasion during the life of the option. Granted options have a vesting period of three years, subject to the Company’s stock reaching the exercise price on at least one trading day, and expire six years from the grant date.

Under the SOP 2006, the Supervisory Board will decide annually within a period of 45 days after publication of the annual results or the results of the first or second quarters of a fiscal year, but no later than two weeks before the end of the quarter, how many options to grant to the Management Board. During that same period the Management Board may grant options to other eligible employees.

At the discretion of the Company, exercised options of the LTI 2001 Plan and SOP 2006 can be satisfied with shares either by issuing shares from the “Conditional Share Capital I” and “Conditional Share Capital III” for the LTI 2001 Plan or from the “Conditional Share Capital III” and “Conditional Share Capital IV/2006” for the SOP 2006 or by transferring own shares held by the Company.

A summary of the status of the LTI 1999 Plan, the LTI 2001 Plan, and the SOP 2006 as of September 30, 2007 and 2008, respectively, and changes during the fiscal years then ended are presented below (options in millions, exercise price in Euro, intrinsic value in millions of Euro):

			Weighted-
		Weighted-	average
	Number of	average	remaining life	Aggregated
	options	exercise price	(in years)	intrinsic value

Outstanding at September 30, 2006	44.8	18.12	3.54	14
Granted	2.3	13.30
Exercised	(2.1)	8.91
Forfeited and expired	(5.6)	33.58

Outstanding at September 30, 2007	39.4	16.17	2.99	66

Vested and expected to vest, net of estimated forfeitures at September 30, 2007	39.1	16.20	2.97	66
Exercisable at September 30, 2007	25.8	19.52	2.06	31

Outstanding at September 30, 2007	39.4	16.17	2.99	66
Granted	—	—
Exercised	—	—
Forfeited and expired	(6.2)	37.44

Outstanding at September 30, 2008	33.2	12.30	2.28	—

Vested and expected to vest, net of estimated forfeitures at September 30, 2008	30.6	12.32	2.28	—
Exercisable at September 30, 2008	26.5	12.89	1.83	—

The weighted average share price of exercised options during the 2007 fiscal year was €11.56.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The following table summarizes information about stock options outstanding and exercisable as of September 30, 2008 (options in millions, exercise prices in Euro):

	Outstanding			Exercisable
		Weighted-
		average	Weighted-		Weighted-
	Number of	remaining life	average	Number of	average
Range of exercise prices	options	(in years)	exercise price	options	exercise price

€ 5 — €10	18.3	2.78	€8.73	13.8	€8.82
€10 — €15	9.3	2.54	€12.62	7.1	€12.42
€15 — €20	0.2	0.83	€15.75	0.2	€15.75
€20 — €25	5.4	0.18	€23.70	5.4	€23.70

Total	33.2	2.28	€12.30	26.5	€12.89

Options with an aggregate fair value of €32 million and €26 million vested during the fiscal years ended September 30, 2007 and 2008, respectively. Options with a total intrinsic value of €6 million and €0 were exercised during the fiscal years ended September 30, 2007 and 2008, respectively.

Changes in the Company’s unvested options for the fiscal years ended September 30, 2007 and 2008 are summarized as follows (options in millions, fair values in Euro, intrinsic value in millions of Euro):

			Weighted-
		Weighted-	average
	Number of	average grant	remaining life	Aggregated
	options	date fair value	(in years)	intrinsic value

Unvested at September 30, 2006	19.2	4.11	5.11	11
Granted	2.3	2.03
Vested	(7.0)	4.63
Forfeited	(0.9)	3.91

Unvested at September 30, 2007	13.6	3.50	4.77	35

Unvested options expected to vest	13.2	3.53	4.81	34

Unvested at September 30, 2007	13.6	3.50	4.77	35
Granted	—	—
Vested	(6.5)	4.04
Forfeited	(0.4)	3.23

Unvested at September 30, 2008	6.7	2.96	4.05	—

Unvested options expected to vest	4.1	3.30	4.03	—

The fair value of each option grant issued pursuant to the 1999 and 2001 Long-Term Incentive Plans was estimated on the grant date using the Black-Scholes option-pricing model. For options granted prior to October 1, 2005, Infineon relied on historical volatility measures when estimating the fair value of stock options granted to employees. For options granted after October 1, 2005, Infineon uses a combination of implied volatilities from traded options on Infineon’s ordinary shares and historical volatility when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The expected life of options granted was estimated based on historical experience.

The fair value of each option grant issued pursuant to the Stock Option Plan 2006 was estimated on the grant date using a Monte Carlo simulation model. This model takes into account vesting conditions relating to the performance of the SOX and its impact on stock option fair value. The Company uses a combination of implied volatilities from traded options on Infineon’s ordinary shares and historical volatility when estimating the fair value of stock options granted to employees, as it believes that this methodology

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

better reflects the expected future volatility of its stock. The expected life of options granted was estimated using the Monte Carlo simulation model.

For options granted after October 1, 2005, forfeitures are estimated based on historical experience; prior to that date, forfeitures were recorded as they occurred. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option. Infineon has not made any dividend payments during the fiscal year ended September 30, 2008.

The following weighted-average assumptions were used in the fair value calculation during the fiscal year ended September 30, 2007:

2007

Weighted-average assumptions:
Risk-free interest rate	3.91%
Expected volatility, underlying shares	40%
Expected volatility, SOX index	36%
Forfeiture rate, per year	3.40%
Dividend yield	0%
Expected life in years	3.09
Weighted-average fair value per option at grant date in €	2.03

As of September 30, 2008, there was a total of €4 million in unrecognized compensation expense related to unvested stock options of Infineon, which is expected to be recognized over a weighted-average period of less than one year.

Share-Based Compensation Expense

Share-based compensation expense was allocated as follows for the fiscal years ended September 30, 2007 and 2008:

	2007	2008
	(€ in millions)

Compensation expense recognized:
Cost of goods sold	2	1
Selling, general and administrative expenses	6	3
Research and development expenses	4	1

Total share-based compensation expense	12	5

Share-based compensation effect on basic and diluted loss per shares in €	(0.02)	(0.01)

Cash received from stock option exercises was €19 million and €0 during the fiscal years ended September 30, 2007 and 2008, respectively. The amount of share-based compensation expense which was capitalized and remained in inventories for the fiscal years ended September 30, 2007 and 2008 was immaterial. Share-based compensation expense does not reflect any income tax benefits, since stock options are granted in tax jurisdictions where the expense is not deductible for tax purposes.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

35.	Supplemental Cash Flow Information

	2007	2008
	(€ in millions)

Cash paid for:
Interest	93	62
Income taxes	80	16
Non-cash investing activities:
Molstanda (note 5)	(41)	—
Non-cash financing activities:
Molstanda (note 5)	76	—

36.	Related Parties

The Company has transactions in the normal course of business with Equity Method Investments and related persons such as Management and Supervisory Board (collectively, “Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

Related Party receivables consist primarily of trade, financial, and other receivables from Equity Method Investments and Related Companies, and totaled €80 million and €78 million as of September 30, 2007 and 2008, respectively. At September 30, 2007, current financial and other receivables from Equity Method Investments and Related Companies included a revolving term loan of €52 million due from ALTIS.

Related Party payables consist primarily of trade, financial, and other payables from Equity Method Investments, and totaled €176 million and €21 million as of September 30, 2007 and 2008, respectively.

Related Party receivables and payables as of September 30, 2007 and 2008 have been segregated first between amounts owed by or to companies in which the Company has an ownership interest, and second based on the underlying nature of the transactions. Trade receivables and payables include amounts for the purchase and sale of products and services. Financial and other receivables and payables represent amounts owed relating to loans and advances and accrue interest at interbank rates.

Sales to Related Parties totaled €57 million and €1 million in the 2007 and 2008 fiscal years, respectively, whereas purchases from Related Parties totaled €47 million and €148 million in the 2007 and 2008 fiscal years, respectively.

Remuneration of Management

In the 2008 fiscal year, the active members of the Management Board received total compensation of €4.9 million. In the 2007 fiscal year the members of the Management Board active in this year received total compensation of €6.5 million, including 550,000 stock options with a fair value of €1.1 million (determined in accordance with the Monte Carlo simulation model). In the 2008 fiscal year, no stock options were granted to members of the Management Board. No performance-related bonuses were paid for the 2007 and 2008 fiscal years. The total cash compensation in the 2008 fiscal year amounts to €4.9 million (previous year: €5.3 million).

The total aggregate cash compensation of the members of the Supervisory Board in the 2008 fiscal year amounted to €0.5 million (previous year: €0.6 million). In addition, according to the Articles of Association each member of the Supervisory Board received in the 2007 fiscal year 1,500 share appreciation rights with a fair value of €2.03 (determined in accordance with the Monte Carlo simulation model). In the 2008 fiscal year, the members of the Supervisory Board waived their share appreciations rights.

Former members of the Management Board received total payments of €0.9 million (severance and pension payments) in the 2008 fiscal year. This includes the compensation paid to Dr. Ziebart from June 2008 onward in the amount of €0.6 million.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

As required by IFRS, during the 2008 fiscal year a total of €1.2 million was added to pension reserves for current pensions and entitlements of former Management Board members; as of September 30, 2008, these pension reserves amount to €26.6 million.

Neither Infineon nor any of its subsidiaries have granted loans to any member of our Supervisory or Management Boards.

Regarding the required information on the individual remuneration of the members of our Supervisory or Management Boards pursuant to HGB section 314 par. 1 No. 6 subsection a, sentence 5 to 9, reference is made to the Compensation Report which is part of the Operating and Financial Review.

37.	Employee Benefits

Pension benefits provided by the Company are currently organized primarily through defined benefit pension plans which cover a significant portion of the Company’s employees. Plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment, while others are fixed plans depending on ranking (both salary level and position). The measurement date for the Company’s pension plans is September 30.

In February 2007, the Company transferred the majority of its existing domestic (German) pension plans into a new Infineon pension plan with effect from October 1, 2006. Under the new plan, employee benefits are predominantly based on contributions made by the Company, although defined benefit provisions are retained. The plan qualifies as a defined benefit plan and, accordingly, the change from the previous defined benefit plans is treated as a plan amendment pursuant to IAS 19. In comparison to the existing domestic pension obligation, the additional impact on defined benefit obligation consists of past service cost of approximately €4 million which were immediately recognized in profit and loss.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Information with respect to the Company’s pension plans for the years ended September 30, 2007 and 2008 is presented for German (“Domestic”) plans and non-German (“Foreign”) plans:

	2007		2008
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
	(€ in millions)

Change in projected benefit obligation:
Present Value of defined benefit obligation beginning of year	(477)	(81)	(398)	(77)
Current service cost	(28)	(4)	(16)	(3)
Interest cost	(21)	(4)	(18)	(4)
Actuarial gains (losses)	121	5	69	(1)
Divestitures	2	—	—	—
New plan created and plan amendments	(4)	—	1	(1)
Curtailments	—	1	—	—
Benefits paid	5	3	5	2
Plan transfers to Qimonda	—	—	7	—
Present value of defined benefit obligation reclassified as held for disposal	4	—	53	2
Foreign currency effects	—	3	—	3

Present value of defined benefit obligation end of year	(398)	(77)	(297)	(79)

Change in fair value of plan assets:
Fair value at beginning of year	306	40	368	41
Expected return on plan assets	19	3	22	3
Actuarial losses	(2)	—	(63)	(5)
Contributions	50	5	10	3
Benefits paid	(5)	(3)	(5)	(2)
Plan transfers to Qimonda	—	—	(7)	—
Fair value plan assets reclassified as held for disposal	—	—	(27)	(1)
Foreign currency effects	—	(4)	—	(4)

Fair value of plan assets at end of year	368	41	298	35

A reconciliation of the funded status of the Company’s pension plans to the amounts recognized in the consolidated balance sheets is as follows:

	2007		2008
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
	(€ in millions)

Present value of funded obligations	(398)	(77)	(297)	(79)
Fair value of plan assets	368	41	298	35

Funded status	(30)	(36)	1	(44)

Asset ceiling	—	(2)	—	—

Asset (liability) recognized	(30)	(38)	1	(44)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Amounts recognized in the consolidated balance sheets consist of:

	2007		2008
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
	(€ in millions)

Pension assets	—	—	1	—
Current portion pension liabilities (note 28)	(5)	—	—	(1)
Pension liabilities	(25)	(38)	—	(43)

Asset (liability) recognized	(30)	(38)	1	(44)

The experience adjustments, meaning differences between changes in assets and obligations expected on the basis of actuarial assumptions and actual changes in those assets and obligations, are as follows:

	2007		2008
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans

Differences between expected and actual developments:
of fair value of the obligation	13	2	4	(1)
of fair value of plan assets	(2)	—	(63)	(5)

The actual return on plan assets was €20 and €(43) in the years ended September 30, 2007 and 2008, respectively.

The weighted-average assumptions used in calculating the actuarial values for the pension plans are as follows:

	2007		2008
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans

Discount rate	5.5%	5.6%	6.8%	6.1%
Rate of salary increase	2.5%	2.2%	2.5%	2.8%
Projected future pension increases	1.8%	2.7%	2.0%	2.9%
Expected return on plan assets	6.1%	6.9%	6.5%	7.0%

Discount rates are established based on prevailing market rates for high-quality fixed-income instruments that, if the pension benefit obligation were settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. The Company believes short-term changes in interest rates should not affect the measurement of the Company’s long-term obligation.

Investment Strategies

The investment approach of the Company’s pension plans involves employing a sufficient level of flexibility to capture investment opportunities as they occur, while maintaining reasonable parameters to ensure that prudence and care are exercised in the execution of the investment program. The Company’s pension plans’ assets are invested with several investment managers. The plans employ a mix of active and passive investment management programs. Considering the duration of the underlying liabilities, a portfolio of investments of plan assets in equity securities, debt securities and other assets is targeted to maximize the long-term return on assets for a given level of risk. Investment risk is monitored on an ongoing basis through periodic portfolio reviews, meetings with investment managers and annual liability measurements. Investment policies and strategies are periodically reviewed to ensure the objectives of the plans are met considering any changes in benefit plan design, market conditions or other material items.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Expected Long-term Rate of Return on Plan Assets

Establishing the expected rate of return on pension assets requires judgment. The Company’s approach in determining the long-term rate of return for plan assets is based upon historical financial market relationships that have existed over time, the types of investment classes in which pension plan assets are invested, long-term investment strategies, as well as the expected compounded return the Company can reasonably expect the portfolio to earn over appropriate time periods.

The Company reviews the expected long-term rate of return annually and revises it as appropriate. Also, the Company periodically commissions detailed asset/liability studies to be performed by third-party professional investment advisors and actuaries.

Plan Asset Allocation

As of September 30, 2007 and 2008 the percentage of plan assets invested and the targeted allocation in major asset categories are as follows:

	2007		2008		Targeted allocation
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans	plans	plans

Equity securities	37%	60%	30%	47%	36%	47%
Debt securities	34%	22%	36%	16%	31%	17%
Other	29%	18%	34%	37%	33%	36%

Total	100%	100%	100%	100%	100%	100%

The Company’s asset allocation targets for its pension plan assets are based on its assessment of business and financial conditions, demographic and actuarial data, funding characteristics, related risk factors, market sensitivity analysis and other relevant factors. The overall allocation is expected to help protect the plans’ funded status while generating sufficiently stable real returns (i.e., net of inflation) to meet current and future benefit payment needs. Due to active portfolio management, the asset allocation may differ from the target allocation up to certain limits for different classes. As a matter of policy, the Company’s pension plans do not invest in shares of Infineon.

The components of net periodic pension cost for the years ended September 30, 2007 and 2008 are as follows:

	2007		2008
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
	(€ in millions)

Service cost	(22)	(4)	(16)	(3)
Interest cost	(19)	(4)	(18)	(4)
Expected return on plan assets	17	3	22	3
Amortization of unrecognized prior service (cost) benefit	(1)	—	1	—
Curtailment gain recognized	—	1	—	—

Net periodic pension cost	(25)	(4)	(11)	(4)

The past service costs relating to the pension plans are amortized in equal amounts over the average period until the benefits become vested.

Actuarial gains of €124 million and €10 million have been recognized in the statement of recognized income and expense for the years ended September 30, 2007 and 2008 respectively.

It is not planned nor anticipated that any plan assets will be returned to any business entity during the next fiscal year.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The effect of employee terminations in connection with the Company’s restructuring plans (see note 10) on the Company’s pension obligation is reflected as a curtailment in the years ended September 30, 2007 and 2008 pursuant to the provisions of IAS 19.

The remaining net periodic pension cost is mainly attributed to cost of sales and R&D expenses.

The interest cost due to the increase in the present value of the defined benefit obligation during a period and the interest income from the plan assets are shown as interest expense or interest income.

The company recognized €108 million and €105 million as an expense for defined contribution plans in the financial years ended September 30, 2007 and 2008.

38.	Additional Disclosures on Financial Instruments

The following table presents the carrying amounts and the fair values by class of financial instruments and reconciliation from the classes of financial instruments to the IAS 39 categories of financial instruments.

		Categories of financial assets
		At fair
		value
		through
	Carrying	profit or	Available	Loans and
Financial assets:	amount	loss	for sale	receivables	Fair value
	(€ in millions)

Balance September 30, 2007
Current assets:
Cash and cash equivalents	1,809	—	—	1,809	1,809
Available-for-sale financial assets	417	—	417	—	417
Trade and other receivables	1,138	—	—	1,138	1,138
Other current financial assets	78	78	—	—	78
Non-current assets:
Other financial assets	162	—	66	96	162

Total	3,604	78	483	3,043	3,604

Balance September 30, 2008
Current assets:
Cash and cash equivalents	749	—	—	749	749
Available-for-sale financial assets	134	—	134	—	134
Trade and other receivables	799	—	—	799	799
Other current financial assets	19	19	—	—	19
Non-current assets:
Other financial assets	133	—	29	104	133

Total	1,834	19	163	1,652	1,834

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

		Categories of financial liabilities
		At fair		Other
		value	Designated	financial
		through	cash flow	liabilities
	Carrying	profit or	hedges at	(amortized	Lease
Financial liabilities:	amount	loss	fair value	cost)	liabilities	Fair value
	(€ in millions)

Balance September 30, 2007
Current liabilities:
Short-term debt and current maturities of long-term debt	336	—	—	308	28	333
Trade and other payables	1,347	—	—	1,347	—	1,347
Other current financial liabilities	78	38	—	40	—	78
Non-current liabilities:
Long-term debt	1,227	—	—	1,127	100	1,333
Other financial liabilities	134	—	—	134	—	134

Total	3,122	38	—	2,956	128	3,225

Balance September 30, 2008
Current liabilities:
Short-term debt and current maturities of long-term debt	207	—	—	207	—	207
Trade and other payables	507	—	—	507	—	507
Other current financial liabilities	63	20	5	38	—	63
Non-current liabilities:
Long-term debt	963	—	—	963	—	967
Other financial liabilities	20	—	—	20	—	20

Total	1,760	20	5	1,735	—	1,764

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The following table contains information about net gains (losses) from continuing operations by category of financial instruments for the years ended September 30:

			Financial assets and
			financial receivables
			at fair value through
			profit or loss
			Designated
			as at fair
	Available-		value
	for-sale		through
	financial	Loans and	profit or	Held for	Other	Cash flow
Net gains (losses) on financial instruments	assets	receivables	loss	trading	liabilities	hedges	Total
	(€ in millions)

Fiscal year 2007:
Total removed from equity and recognized in profit or loss	(7)	—	—	—	—	2	(5)
Fair value gain (loss) recognized directly in equity	—	—	—	—	—	—	—

Net gains (losses) recognized in equity	(7)	—	—	—	—	2	(5)

Interest revenue	9	36	2	(1)	(143)	(2)	(99)
Net foreign exchange gain (loss)	—	(96)	—	16	83	—	3
Fair value gain (loss)	7	—	(1)	1	—	—	7
Impairment loss (reversal)	—	11	—	—	—	—	11

Total recognized in profit or loss	16	(49)	1	16	(60)	(2)	(78)

Total net gain (loss)	9	(49)	1	16	(60)	—	(83)

Fiscal year 2008:
Total removed from equity and recognized in profit or loss	(2)	—	—	—	—	(2)	(4)
Fair value gain (loss) recognized directly in equity	1	—	—	—	—	—	1

Net gains (losses) recognized in equity	(1)	—	—	—	—	(2)	(3)

Interest revenue	9	46	2	—	(147)	(2)	(92)
Net foreign exchange gain (loss)	—	(10)	—	15	10	—	15
Fair value gain (loss)	(3)	—	(10)	(12)	—	—	(25)
Impairment loss (reversal)	(6)	(3)	—	—	—	—	(9)

Total recognized in profit or loss	—	33	(8)	3	(137)	(2)	(111)

Total net gain (loss)	(1)	33	(8)	3	(137)	(4)	(114)

Derivative Financial Instruments and Hedging Activities

The Company periodically enters into derivative financial instruments, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the impact of interest rate and exchange rate fluctuations on the Company’s foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The Euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments as of September 30, 2007 and 2008 are as follows:

	2007		2008
	Notional	Fair	Notional	Fair
	amount	value	amount	value
	(€ in millions)

Forward contracts sold:
U.S. dollar	735	25	213	(5)
Japanese yen	17	—	5	—
Singapore dollar	—	—	10	—
Malaysian ringgit	3	—	3	—
Norwegian krone	2	—	—	—
Forward contracts purchased:
U.S. dollar	356	(20)	157	(4)
Japanese yen	73	(2)	1	—
Singapore dollar	24	—	29	—
Great Britain pound	6	—	9	—
Malaysian ringgit	83	(2)	52	—
Norwegian krone	7	—	2	—
Other currencies	1	—	—	—
Currency Options sold:
U.S. dollar	—	—	177	(5)
Currency Options purchased:
U.S. dollar	—	—	163	1
Interest rate swaps	700	(10)	500	(1)
Other	231	20	77	(1)

Fair value, net		11		(15)

The Company enters into derivative instruments, primarily foreign exchange forward contracts, to hedge significant anticipated U.S. dollar cash flows from operations. During the fiscal year ended September 30, 2008, the Company designated as cash flow hedges certain foreign exchange forward contracts and foreign exchange options related to highly probable forecasted sales denominated in U.S. dollars. The Company did not record any ineffectiveness for these hedges for the fiscal year ended September 30, 2008. However, it excluded differences between spot and forward rates and the time value from the assessment of hedge effectiveness and included this component of financial instruments’ gain or loss as part of cost of goods sold. It is estimated that €4 million of the net losses recognized directly in other components of equity as of September 30, 2008 will be reclassified into earnings during the 2009 fiscal year. All foreign exchange derivatives designated as cash flow hedges held as of September 30, 2008 have maturities of six months or less. Foreign exchange derivatives entered into by the Company to offset exposure to anticipated cash flows that do not meet the requirements for applying hedge accounting are marked to market at each reporting period with unrealized gains and losses recognized in earnings. For the fiscal year ended September 30, 2007 and 2008, no gains or losses were reclassified from other components of equity as a result of the discontinuance of foreign currency cash flow hedges resulting from a determination that it was probable that the original forecasted transaction would not occur.

Fair Value

Fair values of financial instruments are determined using quoted market prices or discounted cash flows. The fair value of the Company’s unsecured term loans and interest-bearing notes payable approximate their carrying values as their interest rates approximate those which could be obtained currently. At September 30, 2008, the subordinated convertible and exchangeable notes, both due 2010, were trading at a 12.07 percent and a 12.34 percent discount to par, respectively, based on quoted market

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

values. The fair values of the Company’s cash and cash equivalents, receivables and payables, as well as related-party receivables and payables and other financial instruments approximated their carrying values due to their short-term nature. Available for sale financial assets are recorded at fair value (see note 15).

39.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its financial performance. The Company uses derivative financial instruments to hedge certain risk exposures. Risk management is carried out by a central Finance and Treasury (“FT”) department under policies approved by the management board. The FT department identifies, evaluates and hedges financial risks in close co-operation with the Company’s operating units. The FT department’s policy contains written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Market Risk

Market risk is defined as the risk of loss related to adverse changes in market prices of financial instruments, including those related to foreign exchange rates and interest rates.

The Company is exposed to various financial market risks in the ordinary course of business transactions, primarily resulting from changes in foreign exchange rates and interest rates. The Company enters into diverse derivative financial transactions with several counterparties to limit such risks. Derivative instruments are used only for hedging purposes and not for trading or speculative purposes.

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

Although the Company prepares the consolidated financial statements in Euro, major portions of its sales volumes as well as costs relating to the design, development, manufacturing and marketing of products are denominated in currencies other than the Euro, primarily the U.S. dollar. Fluctuations in the exchange rates of these currencies to the Euro had an effect on profitability in the 2007 and 2008 fiscal years.

Management has established a policy to require the Company’s individual legal entities to manage their foreign exchange risk against their functional currency. The legal entities are required to internally hedge their entire foreign exchange risk exposure with the Company’s FT department. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, the individual entities use forward contracts, transacted with the Company’s FT department.

The Company’s policy with respect to limiting short-term foreign currency exposure generally is to economically hedge at least 75 percent of its estimated net exposure for the initial two-month period, at least 50 percent of its estimated net exposure for the third month and, depending on the nature of the underlying transactions, a significant portion for the periods thereafter. Part of the foreign currency exposure cannot be mitigated due to differences between actual and forecasted amounts. The Company calculates this net exposure on a cash-flow basis considering balance sheet items, actual orders received or made and all other planned revenues and expenses.

For the fiscal years ended September 30, 2007 and 2008, net gains (losses) related to foreign currency derivatives and foreign currency transactions included in determining net income (loss) amounted to €3 million and €15 million, respectively.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The following table shows the net exposure for continuing operations by major foreign currencies and the potential effects on a 10 percent shift of the currency exchange rates to be applied as of September 30, 2007 and 2008.

	Profit or Loss		Equity
September 30, 2007	+10%	−10%	+10%	−10%
	(€ in millions)

EUR/USD	(8)	9	—	—
EUR/MYR	(6)	7	—	—
EUR/YEN	—	1	—	—
EUR/SGD	(1)	1	—	—

	Profit or Loss		Equity
September 30, 2008	+10%	−10%	+10%	−10%
	(€ in millions)

EUR/USD	2	(3)	11	(15)
EUR/MYR	(5)	6	—	—
EUR/YEN	(1)	1	—	—
EUR/SGD	(1)	1	—	—

Interest Rate Risk

In accordance with IFRS 7 interest rate risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk through its debt instruments, fixed-term deposits and loans. During the 2003 fiscal year, the Company issued a convertible bond and in 2007 fiscal year the Company issued an exchangeable bond on Qimonda shares. Due to the high volatility of its core business and to maintain high operational flexibility, the Company keeps a substantial amount of cash and marketable securities. These assets are mainly invested in instruments with contractual maturities ranging from one to 12 months, bearing interest at short-term rates. To reduce the risk caused by changes in market interest rates, the Company attempts to align the duration of the interest rates of its debts and current assets by the use of interest rate derivatives.

Fluctuating interest rates have an impact on parts of each of the Company’s marketable securities, debt obligations and standby lines of credit. The Company makes use of derivative instruments such as interest rate swaps to hedge against adverse interest rate developments. The Company entered into interest rate swap agreements that primarily convert the fixed interest rate on its convertible bond to a floating interest rate based on the relevant European Interbank Offering Rate (“EURIBOR”).

IFRS 7 requires a sensitivity analysis showing the effect of possible changes in market interests on profit or loss and equity. The Company does not hold any fixed-rate financial assets and liabilities categorized as at fair value through profit or loss and does not apply hedge accounting for interest rate risk. Therefore a change in the interest rate would not affect profit or loss. In respect to fixed-rate available-for-sale financial assets a change of 100 basis points in interest rates would have increased or decreased equity by €3 million and by €1 million as of September 30, 2007 and 2008, respectively.

Changes in market interest rates affect interest income and interest expense on floating interest financial instruments. A change of +/− 100 basis points in interest rates at the reporting date would have increased or decreased profit or loss by €2 million and by €4 million in the 2007 and 2008 fiscal year.

Changes in interest rates affect the fair value and cash flows of interest rate derivatives. Under the assumption the market interest rate would change by 100 basis points profit or loss would decrease or increase by €14 million and by €12 million in the 2007 and 2008 fiscal year.

Other Price Risk

According to IFRS 7 other price risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.

Infineon holds financial instruments which are exposed to market price risks. A potential change of in the relevant market prices of 5 percent would increase or decrease profit or loss by €8 million and €4 million for the fiscal years ended September 30, 2007 and 2008.

Additionally, the Company is exposed to price risks with respect to raw materials used in the manufacture of its products. The Company seeks to minimize these risks through its sourcing policies (including the use of multiple sources, where possible) and its operating procedures. The Company does not use derivative financial instruments to manage any exposure to fluctuations in commodity prices remaining after the operating measures described above.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

Financial instruments that expose the Company to credit risk consist primarily of trade receivables, cash equivalents, marketable securities and financial derivatives. Concentrations of credit risks with respect to trade receivables are limited by the large number of geographically diverse customers that make up the Company’s customer base. The Company controls credit risk through credit approvals, credit limits and monitoring procedures, as well as comprehensive credit evaluations for all customers. The credit risk with respect to cash equivalents, marketable securities and financial derivatives is limited by transactions with a number of large international financial institutions, with pre-established limits. The Company does not believe that there is significant risk of non-performance by these counterparties because the Company monitors their credit risk and limits the financial exposure and the amounts of agreements entered into with any one financial institution. The credit worthiness of the counterparties is checked regularly in order to keep the risk of default as low as possible. However, the Company cannot fully exclude the possibility of any loss arising from the default of one of the counterparties.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities.

Liquidity risk could arise from the Company’s potential inability to meet matured financial obligations. The Company’s liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Company’s FT department maintains flexibility in funding by maintaining availability under committed credit lines.

The following table discloses a maturity analysis for non-derivative financial liabilities and a cash flow analysis for derivative financial instruments with negative fair values. The table shows the undiscounted contractually agreed cash flows which result from the respective financial liability. Cash flows are recognized at trade date when the Company becomes a party to the contractual provision of the financial instrument. Amounts in foreign currencies are translated using the closing rate at the reporting date. Financial instruments with variable interest payments are determined using the interest rate from the last

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

interest fixing before September 30, 2008. The cash outflows of financial liabilities that can be paid off at any time are assigned to the time band where the earliest redemption is possible.

	Contractual
	cash flows	2009	2010	2011	2012	2013	Thereafter
	(€ in millions)

Non derivative financial liabilities	1,943	805	928	93	72	42	3
Derivative financial liabilities:
Cash outflow	492	412	80	—	—	—	—
Cash inflow(1)	(474)	(401)	(73)	—	—	—	—

Total	1,961	816	935	93	72	42	3

(1)	Cash inflows of derivates financial liabilities are also included when the instruments is gross settled in order to show all contractual cash flows.

40.	Commitments and Contingencies

Litigation and Investigations

In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its investigation into alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is being paid in equal annual installments through 2009. The Company has a continuing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price-fixing charges related to DRAM sales to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from the Company. The Company has secured individual settlements with eight direct customers in addition to those OEM customers.

Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against the Company, its U.S. subsidiary Infineon Technologies North America Corporation (“IF North America”) and other DRAM suppliers, alleging price-fixing in violation of the Sherman Act and seeking treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, the Judicial Panel on Multi-District Litigation ordered that these federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi District Litigation (“MDL”). In September 2005, the Company and IF North America entered into a definitive settlement agreement with counsel for the class of direct U.S. purchasers of DRAM (granting an opportunity for individual class members to opt out of the settlement). In November 2006, court approved the settlement agreement and entered final judgment and dismissed the claims with prejudice.

In April 2006, Unisys Corporation (“Unisys”) filed a complaint against the Company and IF North America, among other DRAM suppliers, alleging state and federal claims for price-fixing and seeking recovery as both a direct and indirect purchaser of DRAM. The complaint was filed in the Northern District of California and has been related to the MDL proceeding described above. In October 2007, the court denied a motion of the Company, IF North America, and the other defendants to dismiss the Unisys complaint.

In February and March 2007, four more cases were filed by All American Semiconductor, Inc., Edge Electronics, Inc., Jaco Electronics, Inc., and DRAM Claims Liquidation Trust, by its Trustee, Wells Fargo Bank, N.A. The All American Semiconductor complaint alleges claims for price-fixing under the Sherman Act. The Edge Electronics, Jaco Electronics and DRAM Claims Liquidation Trust complaints allege state and federal claims for price-fixing. All four cases were filed in the Northern District of California and have

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

been related to the MDL described above. All defendants have filed joint motions for summary judgment and to exclude plaintiffs’ principal expert in all of these cases, which have been scheduled for hearing on December 17, 2008.

Sixty-four additional cases were filed through October 2005 in numerous federal and state courts throughout the United States. Each of these state and federal cases (except for one relating to foreign purchasers, described below) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States during specified time periods commencing in or after 1999 (the Indirect U.S. Purchaser Class). The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law, and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.

The foreign purchaser’s case referred to above was dismissed with prejudice and without leave to amend in March 2006; the plaintiffs have appealed to the Ninth Circuit Court of Appeals. On August 14, 2008, the Ninth Circuit issued its decision affirming the dismissal of this action. 23 of the state and federal court cases were subsequently ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pretrial proceedings as part of the MDL proceeding described above. 19 of the 23 transferred cases are currently pending in the MDL litigation. The pending California state cases were coordinated and transferred to San Francisco County Superior Court for pre-trial proceedings. The plaintiffs in the indirect purchaser cases outside California agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pre-trial proceedings.

On January 29, 2008, the district court in the MDL proceedings entered an order granting in part and denying in part the defendants’ motion for judgment on the pleadings directed at several of the claims. Plaintiffs filed a Third Amended Complaint on February 27, 2008. On March 28, 2008, the court granted plaintiffs leave to immediately appeal its decision to the Court of Appeals for the Ninth Circuit. On June 26, 2008, the Ninth Circuit Court of Appeals issued an order agreeing to hear the appeal and the parties submitted a stipulation and proposed order to that effect. The district court stayed proceedings pending the Court of Appeals’ decision whether to accept the appeal and scheduled a hearing for October 30, 2008 to decide whether the stay should remain in place until the appeal is decided.

In July 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against the Company, IF North America and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. In October 2006, this action was made part of the MDL proceeding described above. In July 2006, the attorney generals of Alaska, Arizona, Arkansas, California, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against the Company, IF North America and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. In September 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. In October 2006, the Company joined the other defendants in filing motions to dismiss several of the claims alleged in these two actions. In August 2007, the court entered orders granting the motions in part and denying the motions in part. Amended complaints in both actions were filed on October 1, 2007. On April 15, 2008, the court issued two orders in the New York and multistate attorneys general cases on the defendants’ motions to dismiss. The order in the New York action denied the defendants’ motion to dismiss. The order in the multistate attorney generals case partly dismissed and partly granted the motion. On May 13, 2008, the Company answered the complaint by the State of New York and

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

the multistate complaint. On September 15, 2008, the Company filed an amended answer to the multistate complaint. Between June 25, 2007 and April 28, 2008, the state attorneys general of six states, Alaska, Delaware, Ohio, New Hampshire, Texas and Vermont, filed requests for dismissal of their claims. Plaintiffs California and New Mexico filed a joint motion for class certification seeking to certify classes of all public entities within both states. On September 5, 2008, the Court entered an order denying both states’ motions for class certification. On September 15, 2008, the New York State Attorney General filed a motion for judgment on the pleadings regarding certain defendants’ affirmative defenses to New York’s amended complaint. A hearing for the motion was scheduled for December 17, 2008.

In April 2003, the Company received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. In light of its plea agreement with the DOJ, the Company made an accrual during the 2004 fiscal year for an amount representing the probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although the Company cannot more accurately estimate the amount of the actual fine. The Company is fully cooperating with the Commission in its investigation.

In May 2004, the Canadian Competition Bureau advised IF North America that it, its affiliates and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. No formal steps (such as subpoenas) have been taken by the Competition Bureau to date. The Company is fully cooperating with the Competition Bureau in its inquiry.

Between December 2004 and February 2005, two putative class proceedings were filed in the Canadian province of Quebec, and one was filed in each of Ontario and British Columbia against the Company, IF North America and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM.

Between September and November 2004, seven securities class action complaints were filed against the Company and current or former officers in U.S. federal district courts, later consolidated in the Northern District of California, on behalf of a putative class of purchasers of the Company’s publicly-traded securities who purchased them during the period from March 2000 to July 2004 (the “Securities Class Actions”). The consolidated amended complaint alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about the Company’s historical and projected financial results and competitive position because they did not disclose the Company’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of the Company’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. In September 2006, the court dismissed the complaint with leave to amend. In October 2006, the plaintiffs filed a second amended complaint. In March 2007, pursuant to a stipulation agreed with the defendants, the plaintiffs withdrew the second amended complaint and were granted a motion for leave to file a third amended complaint. Plaintiffs filed a third amended complaint in July 2007. A hearing was held on November 19, 2007. On January 25, 2008, the court entered into an order granting in part and denying in part the defendants’ motions to dismiss the Securities Class Action complaint. The court denied the motion to dismiss with respect to plaintiffs’ claims under §§ 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and dismissed the claim under § 20A of the act with prejudice. On August 13, 2008 the court denied a motion of the Company for summary judgment based on the statute of limitations. On August 25, 2008, the Company filed a motion for judgment on the pleadings against foreign purchasers, i.e., proposed class members who are neither residents nor citizens of the United States who bought securities of the Company on an exchange outside the United States. On August 25, 2008, the plaintiffs also filed a motion to certify the class. A hearing on both motions is scheduled for December 15, 2008.

The Company’s directors’ and officers’ insurance carriers have denied coverage in the Securities Class Actions and the Company filed suit against the carriers in December 2005 and August 2006. The

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Company’s claims against one D&O insurance carrier were finally dismissed in May 2007. The claim against the other insurance carrier is still pending.

In April 2007, Lin Packaging Technologies, Ltd. (“Lin”) filed a lawsuit against the Company, IF North America and an additional DRAM manufacturer in the U.S. District Court for the Eastern District of Texas, alleging that certain DRAM products infringe two Lin patents. In November 2007, the parties settled and the case was dismissed.

On October 31, 2007, Wi-LAN Inc. filed suit in the U.S. District Court for the Eastern District of Texas against Westell Technologies, Inc. and 16 other defendants, including the Company and IF North America. The complaint alleges infringement of three U.S. patents by certain wireless products compliant with the IEEE 802.11 standards and certain ADSL products compliant with the ITU G.992 standards, in each case supplied by certain of the defendants. On January 25, 2008, the Company and IF North America filed an answer and counterclaim. Wi-LAN’s answer to the counterclaim was filed on March 20, 2008. On April 1, 2008, the Court granted the Company’s and other non-US defendant’s stipulated motion to dismiss without prejudice with respect to such non-US defendants. On July 29, 2008, the court determined the trial date and the date for the “Markman-Hearing” on the construction of essential terms of the asserted patents. The trial date is January 4, 2011; the Markman-Hearing is scheduled for September 1, 2010.

In October 2007, CIF Licensing LLC, New Jersey, USA (“CIF”), a member of the General Electric Group, filed suit in the Civil Court of Düsseldorf, Germany against Deutsche Telekom AG (“DTAG”) alleging infringement of four European patents in Germany by certain CPE-modems and ADSL-systems (the “CIF Suit”). DTAG has given third-party notice to its suppliers — which include customers of Infineon — to the effect that a declaratory judgment of patent infringement would be legally binding on the suppliers. Since January 2008, various suppliers also gave their suppliers — including Infineon — third-party notice. On January 28, 2008, Infineon became a party in the suit on the side of DTAG. CIF then filed suit against Infineon alleging indirect infringement of one of the four European patents. DTAG, most of its suppliers and most of their suppliers have formed a joint defense group. Infineon is contractually obliged to indemnify and/or to pay damages to its customers upon different conditions and to different extents, depending on the terms of the specific contracts. By July 16, 2008, DTAG and all the parties who joined the CIF suit in Düsseldorf had filed their answer to the complaint. At the same time, DTAG, Ericsson AB, Texas Instruments Inc., Nokia Siemens Networks and the Company partly jointly and partly separately filed actions of invalidity before the Federal Patent Court in Munich with respect to all four patents. Concerning the lawsuit in Düsseldorf, CIF must reply by March 9, 2009 and DTAG and the parties who joined the lawsuit on the side of DTAG must respond by September 28, 2009. A court is scheduled for November and December 2009.

On April 12, 2008, Third Dimension Semiconductor Inc. filed suit in the U.S. District Court for the Eastern District of Texas against the Company and IF North America. The complaint alleges infringement of 3 U.S. patents by certain products, including power semiconductor devices sold under the name “CoolMOS”. On May 20, 2008, Third Dimension Semiconductor Inc. filed an amended complaint adding one more U.S. patent to the lawsuit. On September 19, 2008, the Company and IF North America filed an answer and counterclaim.

On April 18, 2008, LSI filed a complaint with the U.S. International Trade Commission to investigate an alleged infringement by 18 parties of one LSI patent (the “ITC Case”). On June 6, 2008, LSI filed a motion to amend such complaint to add Qimonda and four other respondents to the investigation. In addition, LSI filed a lawsuit in the Eastern District of Texas on the same patent against all respondents in the ITC Case, including Qimonda (see note 42).

Liabilities and the Potential Effect of these Lawsuits

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount, the minimum amount is accrued. As of September 30, 2008, Infineon Logic had accrued liabilities in the amount of €37 million related to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses for the DOJ related and securities class action complaints. In addition, as of September 30, 2008, Qimonda had accrued

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

€36 million in connection with these matters. Under the contribution agreement in connection with the carve-out of the Qimonda business, Qimonda is required to indemnify the Company, in whole or in part, for any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other liabilities the Company incurs in connection with the antitrust actions and the Securities Class Action described above.

As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s financial condition and results of operations.

An adverse final resolution of the investigations or lawsuits described above could result in significant financial liability to, and other adverse effects on, the Company, which would have a material adverse effect on its results of operations, financial condition and cash flows. In each of these matters, the Company is continuously evaluating the merits of the respective claims and defending itself vigorously or seeking to arrive at alternative resolutions in the best interest of the Company, as it deems appropriate. Irrespective of the validity or the successful assertion of the claims described above, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial condition and cash flows.

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents, environmental matters, and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the period of settlement.

Contractual Commitments

The following table summarizes the Company’s commitments with respect to external parties as of September 30, 2008(1):

	Payments due by period
		Less than					After
	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 years
	(€ in millions)

Operating lease payments	776	75	63	59	58	56	465
Unconditional purchase commitments tangible assets	44	44	—	—	—	—	—
Unconditional purchase commitments other	590	550	18	11	3	4	4
Future interest payments	111	53	43	8	4	1	2

Total Commitments	1,521	722	124	78	65	61	471

(1)	Certain payments of obligations or expirations of commitments that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table based on estimates of the reasonably likely timing of payments or expirations in the particular case. Actual outcomes could differ from those estimates.

The Company has capacity reservation agreements with certain Associated Companies and external foundry suppliers for the manufacturing and testing of semiconductor products. These agreements generally are greater than one year in duration and are renewable. Under the terms of these agreements, the Company has agreed to purchase a portion of their production output based, in part, on market prices.

Purchases under these agreements are recorded as incurred in the normal course of business. The Company assesses its anticipated purchase requirements on a regular basis to meet customer demand for its products. An assessment of losses under these agreements is made on a regular basis in the event

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

that either budgeted purchase quantities fall below the specified quantities or market prices for these products fall below the specified prices.

Other Contingencies

The following table summarizes the Company’s contingencies with respect to external parties, other than those related to litigation, as of September 30, 2007(1):

	Expirations by period
		Less than					After
	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 years
	(€ in millions)

Maximum potential future payments:
Guarantees(2)	97	11	—	5	14	3	64
Contingent government grants(3)	47	20	12	4	5	6	—

Total contingencies	144	31	12	9	19	9	64

(1)	Certain expirations of contingencies that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table based on estimates of the reasonably likely timing of expirations in the particular case. Actual outcomes could differ from those estimates.

(2)	Guarantees are mainly issued for the payment of import duties, rentals of buildings, and contingent obligations related to government grants received.

(3)	Contingent government grants refer to amounts previously received, related to the construction and financing of certain production facilities, which are not otherwise guaranteed and could be refundable if the total project requirements are not met.

On a group-wide basis the Company has guarantees outstanding to external parties of €199 million as of September 30, 2008 (of which €97 million are guarantees of Infineon Logic, and €102 million are guarantees of Qimonda). In addition, the Company, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such third party obligations are reflected as liabilities in the consolidated financial statements by virtue of consolidation. As of September 30, 2008, such guarantees, principally relating to certain consolidated subsidiaries’ third-party debt, totaled €1,578 million, of which €1,062 million are guarantees of Infineon Logic and €516 million are guarantees of Qimonda. Of these guarantees, €988 million relates to convertible and exchangeable notes issued, of which €815 million relate to convertible and exchangeable notes issued by Infineon Logic and €173 million relates to convertible notes issued by Qimonda.

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of September 30, 2008, a maximum of €330 million of these subsidies could be refundable (of which €283 million relate to Qimonda).

On December 23, 2003, the Company entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease an office complex constructed by MoTo south of Munich, Germany. The office complex, called Campeon, enables the Company to centralize the majority of its Munich-area employees in one central physical working environment. MoTo was responsible for the construction, which was completed in the second half of 2005. The Company has no obligations with respect to financing MoTo and has provided no guarantees related to the construction. The Company occupied Campeon under an operating lease arrangement in October 2005 and completed the gradual move of its employees to this new location in the 2006 fiscal year. The complex was leased for a period of 20 years. After year 15, the Company has a non-bargain purchase option to acquire the complex or otherwise continue the lease for the remaining period of five years. Pursuant to the agreement, the Company placed a rental deposit of €75 million in escrow, which was included in restricted cash as of September 30, 2008. Lease payments are subject to limited adjustment based on specified financial ratios

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

related to the Company. The agreement was accounted for as an operating lease, in accordance with IAS 17, with monthly lease payments expensed on a straight-line basis over the lease term.

The Company through certain of its sales and other agreements may, in the normal course of business, be obligated to indemnify its counterparties under certain conditions for warranties, patent infringement or other matters. The maximum amount of potential future payments under these types of agreements is not predictable with any degree of certainty, since the potential obligation is contingent on conditions that may or may not occur in future, and depends on specific facts and circumstances related to each agreement. Historically, payments made by the Company under these types of agreements have not had a material adverse effect on the Company’s business, results of operations or financial condition. A tabular reconciliation of the changes in the aggregate product warranty liability for the year ended September 30, 2008 is presented in note 26.

41.	Operating Segment and Geographic Information

The Company has reported its operating segment and geographic information in accordance with IFRS 8.

The Company’s reported organizational structure became effective on May 1, 2006, following the legal separation of its memory products business into the stand-alone legal entity, Qimonda. Furthermore, effective March 31, 2008, the results of Qimonda are reported as discontinued operations in the Company’s consolidated statements of operations for all periods presented, while the assets and liabilities of Qimonda are classified as held for disposal in the September 30, 2008 consolidated balance sheet.

As a result, the Company operates primarily in two operating segments: Automotive, Industrial & Multimarket, and Communication Solutions. Further, certain of the Company’s remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities also meet the IFRS 8 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in IFRS 8. Accordingly, these segments are combined and disclosed in the “Other Operating Segments” category.

Following the completion of the Qimonda carve-out, certain corporate overhead expenses are no longer apportioned to Qimonda and are instead allocated to Infineon’s logic segments. In addition, Other Operating Segments includes net sales and earnings that Infineon Logic’s 200-millimeter production facility in Dresden recorded from the sale of wafers to Qimonda under a foundry agreement. The Corporate and Eliminations segment reflects the elimination of these net sales and earnings. Furthermore, effective October 1, 2007, raw materials and work-in-process of the common production front-end facilities, and raw materials of the common back-end facilities, are no longer under the control or responsibility of any of the operating segment managers, but rather of the operations management. The operations management is responsible for the execution of the production schedule, volume and units. Accordingly, this inventory is no longer attributed to the operating segments, but is included in the Corporate and Eliminations segment. Only work-in-process of the back-end facilities and finished goods are attributed to the operating segments. Also effective October 1, 2007, the Company records gains and losses from sales of investments in marketable debt and equity securities in the Corporate and Eliminations segment. The segments’ results of operations of prior periods have been reclassified to be consistent with the revised reporting structure and presentation, as well as to facilitate analysis of current and future operating segment information.

The Company’s Management Board has been collectively identified as the CODM. The CODM makes decisions about resources to be allocated to the segments and assesses their performance using revenues and EBIT. The CODM does not review asset information by segment nor does he evaluate the segments on these criteria on a regular basis, except that the CODM is provided with information regarding certain inventories on an operating segment basis. The Company does, however, allocate depreciation and amortization expense to the operating segments based on production volume and product mix using standard costs.

The accounting policies applied for segment reporting purposes are based on U.S. GAAP and may differ from those described in Note 2 which are based on IFRS. Significant differences in the accounting policies are discussed in Note 4.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Information with respect to the Company’s operating segments follows whereby the net difference between IFRS and U.S. GAAP financial information is presented in a single line in order to reconcile to measures on the basis of IFRS:

Automotive, Industrial & Multimarket

The Automotive, Industrial & Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in automotive, industrial and security applications, and applications with customer-specific product requirements.

Communication Solutions

The Communication Solutions segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wireline and wireless communication applications.

Other Operating Segments

Remaining activities for certain product lines that have been disposed of, as well as other business activities, are included in the Other Operating Segments.

Selected segment data for the years ended September 30, 2007 and 2008 is as follows:

	2007	2008
	(€ in millions)

Net sales:
Automotive, Industrial & Multimarket	3,017	2,963
Communication Solutions(1)	1,051	1,360
Other Operating Segments(2)	219	100
Corporate and Eliminations(3)	(213)	(102)

Total	4,074	4,321

(1)	Includes inter-segment sales of €30 million and €10 million for the fiscal years ended September 30, 2007 and 2008, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes inter-segment sales of €189 million and €79 million for the fiscal years ended September 30, 2007 and 2008, respectively, from sales of wafers from Infineon Logic’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(3)	Includes the elimination of inter-segment sales of €219 million and €89 million for the fiscal years ended September 30, 2007 and 2008, respectively, since these sales are not expected to be part of the Qimonda disposal plan.

	2007	2008
	(€ in millions)

EBIT:
Automotive, Industrial & Multimarket	291	315
Communication Solutions	(165)	(73)
Other Operating Segments	(12)	(3)
Corporate and Eliminations	(77)	(287)

Total U.S. GAAP	37	(48)

IFRS reconciliation differences	20	(4)

Total IFRS	57	(52)

Adjust: Interest income	47	56
Interest expense	(148)	(151)

Loss from continuing operations before income taxes	(44)	(147)

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

	2007	2008
	(€ in millions)

Depreciation and amortization:
Automotive, Industrial & Multimarket	401	341
Communication Solutions	186	186
Other Operating Segments	22	15
Corporate and Eliminations	—	—

Total U.S. GAAP	609	542

IFRS reconciliation differences	23	29

Total IFRS	632	571

Income from investments accounted for using the equity method in the amount of €0 and €4 million was realized in the Automotive, Industrial and Multimarket segment during the years ended September 30, 2007 and 2008, respectively. None of the remaining reportable segments had income from investments accounted for using the equity method during any of the periods presented.

	2007	2008
	(€ in millions)

Inventories:
Automotive, Industrial & Multimarket	307	335
Communication Solutions	128	166
Other Operating Segments	—	—
Corporate and Eliminations	163	162

Subtotal	598	663

Qimonda	619	—

Total U.S. GAAP	1,217	663

IFRS reconciliation differences	(11)	2

Total IFRS	1,206	665

As of September 30, 2007 and 2008, all inventories were attributed to the respective operating segment, since they were under the direct control and responsibility of the respective operating segment managers.

	2007	2008
	(€ in millions)

Goodwill:
Automotive, Industrial & Multimarket	—	13
Communication Solutions	52	211
Other Operating Segments	—	—
Corporate and Eliminations	1	1

Subtotal	53	225

Qimonda	64	—

Total U.S. GAAP	117	225

IFRS reconciliation differences	—	—

Total IFRS	117	225

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Consistent with the Company’s internal management reporting, certain items are included in Corporate and Eliminations and not allocated to the logic segments. These include certain corporate headquarters costs, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, restructuring charges and employee stock-based compensation expense are included in Corporate and Eliminations and not allocated to the logic segments for internal or external reporting purposes, since they arise from corporate directed decisions not within the direct control of segment management. Furthermore, legal costs associated with intellectual property and product matters are recognized by the segments when paid, which can differ from the period originally recognized by Corporate and Eliminations. The Company allocates excess capacity costs based on a foundry model, whereby such allocations are reduced based upon the lead time of order cancellation or modification. Any unabsorbed excess capacity costs are included in Corporate and Eliminations. Significant components of Corporate and Eliminations’ EBIT for the years ended September 30, 2007 and 2008 are as follows:

	2007	2008
	(€ in millions)

Corporate and Eliminations:
Unabsorbed excess capacity costs	(7)	(21)
Restructuring charges (note 10)	(45)	(188)
Share-based compensation expense (note 34)	(12)	(5)
Impairment charges	—	(59)
Other, net	(13)	(14)

Total	(77)	(287)

The following is a summary of net sales and of non-current assets by geographic area for the years ended September 30:

	2007	2008
	(€ in millions)

Net sales:
Germany	907	924
Other Europe	888	818
North America	564	503
Asia/Pacific	1,450	1,800
Japan	213	198
Other	52	78

Total	4,074	4,321

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

	2007	2008
	(€ in millions)

Non-current assets:
Germany	458	754
Other Europe	449	322
North America	8	35
Asia/Pacific	633	560
Japan	3	2

Infineon	1,551	1,673

Qimonda	2,329	—

Total U.S. GAAP	3,880	1,673

IFRS reconciliation differences	99	80

Total IFRS	3,979	1,753

Revenues from external customers are based on the customers’ billing location. Regional employment data is provided in note 9.

No single customer accounted for more than 10 percent of the Company’s sales during the fiscal years ended September 30, 2007 or 2008.

The Company defines EBIT as earnings (loss) before income (loss) from discontinued operations, interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports EBIT because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments. Because many operating decisions, such as allocations of resources to individual projects, are made on a basis for which the effects of financing the overall business and of taxation are of marginal relevance, management finds a metric that excludes the effects of interest on financing and tax expense useful. In addition, in measuring operating performance, particularly for the purpose of making internal decisions, such as those relating to personnel matters, it is useful for management to consider a measure that excludes items over which the individuals being evaluated have minimal control, such as enterprise-level taxation and financing.

42.	Events after the Balance Sheet Date

Various Matters

Subsequent to September 30, 2008, the Company repurchased notional amounts of €95 million and €22 million of its exchangeable subordinated notes due 2010 and its convertible subordinated notes due 2010, respectively. The repurchases were made out of available cash.

Effective October 1, 2008, the Company is organized into the following five operating segments: Automotive, Chip Card & Security, Industrial & Multimarket, Wireline Communications and Wireless Solutions.

On October 3, 2008, approximately 95 California schools, political subdivisions and public agencies that were previously putative class members of the multistate attorney general complaint described in note 40 filed suit in California Superior Court against the Company, IF North America, and several other DRAM manufacturers alleging DRAM price-fixing and artificial price inflation in violation of California state antitrust and consumer protection laws arising out of the alleged practices described in note 40. The plaintiffs seek recovery of actual and treble damages in unspecified amounts, restitution, costs (including attorneys’ fees) and injunctive and other equitable relief. The Company and Infineon Technologies North America have agreed to accept service of process as of November 19, 2008 in exchange for an extended period of time to respond to the complaint. The current response date is February 12, 2009.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

On October 7, 2008 the Company and Third Dimension Semiconductor Inc. signed a Settlement and License Agreement and on October 21, 2008 filed a joint motion to dismiss the patent infringement case brought against the Company.

On October 13, 2008, Qimonda announced that it had entered into a share purchase agreement to sell its 35.6 percent stake in Inotera Memories, Inc, to Micron Technology, Inc, for cash proceeds of $400 million. The sale of the Inotera stake occurred in two equal tranches, on October 20, 2008 and November 26, 2008.

In the litigation led by LSI (see note 40), the court in the Eastern District of Texas stayed the case on June 20, 2998 while the ITC Case is pending. On October 17, 2008, Qimonda became a party to the ITC Case.

On October 21, 2008, the Company learned that the European Commission had commenced an investigation involving the Company’s Chip Card & Security Division for alleged violations of antitrust laws. The investigation is in its very early stages, and the Company is assessing the facts and monitoring the situation carefully.

On October 30, 2008, the district court in the MDL proceedings entered an order staying the indirect purchaser proceedings in the Northern District of California during the period that the Ninth Circuit Court of Appeals considers the appeal on the decision of the district court to dismiss certain claims of the plaintiffs.

On November 12, 2008, Volterra Semiconductor Corporation filed suit against Primarion, Inc., Infineon Technologies North America Corporation and Infineon Technologies AG in the United States District Court for the Northern District of California for alleged infringement of five U.S. patents by certain products offered by Primarion.

On November 25, 2008, Infineon Technologies AG, Infineon Technologies Austria AG and Infineon Technologies North America Corp. have filed suit in the United States District Court for the District of Delaware against Fairchild Semiconductor International, Inc. and Fairchild Semiconductor Corporation (collectively “Fairchild”) regarding (1) a complaint for patent infringement by certain products of Fairchild and (2) a complaint for declaratory judgment of non-infringement and invalidity of certain patents of Fairchild against the allegation of infringement of those patents by certain products of Infineon. Fairchild has filed a counterclaim in Delaware for a declaratory judgment on (1) infringement by Infineon of those patents which are the subject of Infineon’s complaint for declaratory judgment and (2) non-infringement and invalidity of those patents which are the subject of Infineon’s complaint for infringement. Fairchild has further filed another patent infringement suit against Infineon Technologies AG and Infineon Technologies North America Corp. in the United States District Court for the District of Maine alleging that certain products of Infineon infringe on two other patents of Fairchild which are not part of the Delaware lawsuit.

On December 5, 2008, the Company received a request for information from the European Commission regarding DRAM turnover data for its 2001 fiscal year.

Qimonda

On December 21, 2008, the Company, the German Free State of Saxony, and Qimonda jointly announced a financing package for Qimonda (see note 6).

Additional Information to the IFRS consolidated financial statements

Application of Exception Regulations

Pursuant to HGB section 264a, partnerships, where unlimited liability is not held by a natural person, or another partnership with a natural person as the unlimited liability partner, or any other relationships of these kinds, are required to prepare financial statements similar to a limited liability corporation.

For Infineon Technologies Dresden GmbH & Co. OHG, effective December 15, 2008, reorganized into Infineon Technologies Dresden GmbH, Dresden, the Company intends to utilize the exception pursuant to HGB Section 264b, exempting these partnerships from the requirement to prepare and disclose separate financial statements, because they are included in the consolidated financial statements of the holding

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

company and such consolidated financial statements are registered with the trade register of the particular partnership.

Pursuant to HGB section 264 paragraph 3, the Company also intends to utilize the exception from preparing and disclosing separate financial statements due to a profit-or-loss-transfer agreement between Infineon Technologies AG and the following companies:

•	COMNEON GmbH, Nuremberg,

•	Infineon Technologies Finance GmbH, Munich, and

•	Infineon Technologies Wireless Solutions GmbH, Neubiberg.

Pursuant to HGB Section 291 paragraph 1, the Company also intends to utilize the exception from preparing separate consolidated financial statements of Qimonda AG, Munich, due to the fact that it is a subsidiary of an entity which prepares separate financial statements.

Information pursuant to Section 160 Section 1 No. 2 Corporate Act (AktG)

The Company did not make use of the authorization to repurchase and use its own shares, as granted by the general shareholders’ meeting on February 14, 2008, and the Company did not repurchase any of its own shares in the 2008 fiscal year. As of September 30, 2008, the Company did not hold any of its own shares.

Information pursuant to Section 160 Section 1 No. 8 Corporate Act (AktG)

The German Securities Trading Act (Wertpapierhandelsgesetz, “WpHG”) requires each shareholder whose voting rights reaches, exceeds or, after exceeding, falls below the 3, 5, 10, 15, 20, 25, 30, 50 or 75 percent thresholds of a listed corporation to notify such corporation and the German Federal Supervisory Authority for Financial Services (Bundesanstalt für Finanzdienstleistungaufsicht) immediately, but no later than four trading days after such shareholder has reached, exceeded or fallen below such a threshold. The Company has been notified of the changes in voting rights set forth below. The number of shares stated below is taken from the most recent shareholder notification and may therefore be outdated.

•	On June 8, 2006, the Capital Group Companies, Inc., Los Angeles, USA has informed the Company according to WpHG Section 21, paragraph 1 and Section 22 that via shares its voting rights on Infineon Technologies AG, Neubiberg, Germany have fallen below the threshold of 5 percent on June 7, 2006 and amount on that date to 4.949 percent (corresponding to 36,995,392 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6 and sentences 2 and 3.

•	On June 14, 2006, Capital Group International, Inc., Los Angeles, USA has informed the Company according to WpHG Section 21, paragraph 1 and Section 22 that via shares its voting rights on Infineon Technologies AG, Neubiberg, Germany have fallen below the threshold of 5 percent on June 7, 2006 and amount on that date to 4.949 percent (corresponding to 36,995,392 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6 and sentences 2 and 3.

•	On February 15, 2008, Merrill Lynch International, London, United Kingdom, has informed the Company according to WpHG Section 21, paragraph 1 and Section 23 that on February 7, 2008 its voting rights in Infineon Technologies AG, Neubiberg, Germany have exceeded the thresholds of 3 percent and 5 percent and now amount to 5.25 percent (corresponding to 39,347,562 voting rights).

•	On February 15, 2008, Merrill Lynch International, London, United Kingdom, has further informed the Company according to WpHG Section 21, paragraph 1 that, on February 7, 2008 the voting rights of ML UK Capital Holdings, London, United Kingdom, in Infineon Technologies AG, Neubiberg, Germany, have exceeded the thresholds of 3 percent and 5 percent and now amount to 5.25 percent (corresponding to 39,347,562 voting rights). All of these voting rights were attributed to ML UK Capital Holdings in accordance with WpHG Section 22, paragraph 1, sentence 1, No. 1. The

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

chain of controlled undertakings through which the voting rights are held is: Merrill Lynch International, which is controlled by ML UK Capital Holdings.

•	On February 15, 2008, Merrill Lynch International, London, United Kingdom, has further informed the Company according to WpHG section 21 paragraph 1 WpHG that, on February 7, 2008 the voting rights of Merrill Lynch Holdings Limited, London, United Kingdom, in Infineon Technologies AG, Neubiberg, Germany, have exceeded the thresholds of 3 percent and 5 percent and now amount to 5.25 percent (corresponding to 39,347,562 voting rights). All of these voting rights were attributed to Merrill Lynch Holdings Limited in accordance with WpHG Section 22, paragraph 1, sentence 1, No. 1. The chain of controlled undertakings through which the voting rights are held is: Merrill Lynch International, which is controlled by ML UK Capital Holdings, which is controlled by Merrill Lynch Holdings Limited.

•	On February 15, 2008, Merrill Lynch International, London, United Kingdom, has further informed the Company according to WpHG Section 21, paragraph 1 that, on February 7, 2008 the voting rights of Merrill Lynch Europe Intermediate Holdings, London, United Kingdom, in Infineon Technologies AG, Neubiberg, Germany, have exceeded the thresholds of 3 percent and 5 percent and now amount to 5.25 percent (corresponding to 39,347,562 voting rights). All of these voting rights were attributed to Merrill Lynch Europe Intermediate Holdings in accordance with WpHG Section 22, paragraph 1, sentence 1, No. 1. The chain of controlled undertakings through with the voting rights are held is: Merrill Lynch International, which is controlled by ML UK Capital Holdings, which is controlled by Merrill Lynch Holdings Limited, which is controlled by Merrill Lynch Europe Intermediate Holdings.

•	On February 15, 2008, Merrill Lynch International, London, United Kingdom, has further informed the Company according to WpHG Section 21, paragraph 1 that, on February 7, 2008 the voting rights of Merrill Lynch Europe PLC, London, England, in Infineon Technologies AG, Neubiberg, Germany, have exceeded the thresholds of 3 percent and 5 percent and now amount to 5.25 percent (corresponding to 39,347,562 voting rights). All of these voting rights were attributed to Merrill Lynch Europe PLC in accordance with WpHG Section 22, paragraph 1, sentence 1, No. 1. The chain of controlled undertakings through which the voting rights are held is: Merrill Lynch International, which is controlled by ML UK Capital Holdings, which is controlled by Merrill Lynch Holdings Limited, which is controlled by Merrill Lynch Europe Intermediate Holdings, which is controlled by Merrill Lynch Europe PLC.

•	On February 15, 2008, Merrill Lynch International, London, United Kingdom, has further informed the Company according to WpHG Section 21, paragraph 1 that, on February 7, 2008 the voting rights of Merrill Lynch International Holdings Inc., Wilmington, USA, in Infineon Technologies AG, Neubiberg, Germany, have exceeded the thresholds of 3 percent and 5 percent and now amount to 5.25 percent (corresponding to 39,347,562 voting rights). All of these voting rights were attributed to Merrill Lynch International Holdings Inc. in accordance with WpHG Section 22, paragraph 1, sentence 1 No. 1. The chain of controlled undertakings through with the voting rights are held is: Merrill Lynch International, which is controlled by ML UK Capital Holdings, which is controlled by Merrill Lynch Holdings Limited, which is controlled by Merrill Lynch Europe Intermediate Holdings, which is controlled by Merrill Lynch Europe PLC, which is controlled by Merrill Lynch International Holdings Inc.

•	On February 15, 2008, Merrill Lynch International, London, United Kingdom, has further informed the Company according to WpHG Section 21, paragraph 1 that, on February 7, 2008 the voting rights of Merrill Lynch International Inc., Wilmington, USA, in Infineon Technologies AG, Neubiberg, Germany, have exceeded the thresholds of 3 percent and 5 percent and now amount to 5.25 percent (corresponding to 39,347,562 voting rights). All of these voting rights were attributed to Merrill Lynch International Inc. in accordance with WpHG Section 22, paragraph 1, sentence 1, No. 1. The chain of controlled undertakings through with the voting rights are held is: Merrill Lynch International, which is controlled by ML UK Capital Holdings, which is controlled by Merrill Lynch Holdings Limited, which is controlled by Merrill Lynch Europe Intermediate Holdings, which is controlled by Merrill Lynch Europe PLC, which is controlled by Merrill Lynch International Holdings Inc., which is controlled by Merrill Lynch International Inc.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

•	On February 15, 2008, Merrill Lynch International, London, United Kingdom, has further informed the Company according to WpHG Section 21, paragraph 1 that, on February 7, 2008 the voting rights of Merrill Lynch & Co Inc., Wilmington, USA, in Infineon Technologies AG, Neubiberg, Germany, have exceeded the thresholds of 3 percent and 5 percent and now amount to 5.25 percent (corresponding to 39,347,562 voting rights). All of these voting rights were attributed to Merrill Lynch & Co Inc. in accordance with WpHG Section 22, paragraph 1, sentence 1, No. 1. The chain of controlled undertakings through with the voting rights are held is: Merrill Lynch International, which is controlled by ML UK Capital Holdings, which is controlled by Merrill Lynch Holdings Limited, which is controlled by Merrill Lynch Europe Intermediate Holdings, which is controlled by Merrill Lynch Europe PLC, which is controlled by Merrill Lynch International Holdings Inc., which is controlled by Merrill Lynch International Inc, which is controlled by Merrill Lynch & Co Inc.

•	On March 5, 2008, Brandes Investment Partners L.P. San Diego, USA, has informed the Company according to WpHG Section 21, paragraph 1 that, via shares its voting rights on Infineon Technologies AG, Neubiberg, Deutschland, have exceeded the threshold of 3 percent on February 12, 2008 and now amount to 3.08 percent (this corresponds to 23,073,601 voting rights). According to WpHG Section 22, paragraph 1, sentence 1, No. 6, 3.08 percent of the voting rights is to be attributed to the company.

•	On March 11, 2008, Dodge & Cox, San Francisco, USA, has informed the Company according to WpHG Section 21, paragraph 1 that, via shares the voting rights of Dodge & Cox International Stock Fund, San Francisco, USA, on Infineon Technologies AG, Neubiberg, Deutschland, have exceeded the threshold of 10 percent on March 7, 2008 and now amount to 10.03 percent (this corresponds to 75,227,800 voting rights).

•	On March 11, 2008, Dodge & Cox, San Francisco, USA, has informed the Company according to WpHG Section 21, paragraph 1 that via shares its voting rights on Infineon Technologies AG, Neubiberg, Germany, have exceeded the threshold of 10 percent on March 7, 2008 and now amount to 10.03 percent (this corresponds to 75,227,800 voting rights). According to WpHG Section 22, paragraph 1, sentence 1, No. 6, 10.03 percent of the voting rights (this corresponds to 75,227,800 voting rights) is to be attributed to the company from Dodge & Cox International Stock Fund, which holds directly more than 10 percent on Infineon Technologies AG (10.03 percent).

•	On December 2, 2008, Templeton Investment Counsel, LLC, Fort Lauderdale, Florida, USA, has informed the Company according to WpHG Section 21, paragraph 1 that via shares its voting rights on Infineon Technologies AG, Neubiberg, Germany, have fallen below the 5 percent limit on December 1, 2008 and amounted to 4.89 percent (corresponding to 36,691,854 Voting Rights). According to WpHG Section 22, paragraph 1, sentence 1, No. 6, 4.89 percent of the voting rights (corresponding to 36,691,854 Voting Rights) are to be attributed to the company.

•	On December 12, 2008, AllianceBernstein L.P., New York, USA, has informed the Company according to WpHG Section 21, paragraph 1 that on December 9, 2008 its voting rights on Infineon Technologies AG, Neubiberg, Germany, have fallen below the threshold of 3 percent and amounted to 2.63 percent (corresponding to 19,686,346 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6.

•	On December 12, 2008, AllianceBernstein Corporation, New York, USA, has informed the Company according to WpHG Section 21, paragraph 1 that on December 9, 2008, its voting rights on Infineon Technologies AG, Neubiberg, Germany, have fallen below the threshold of 3 percent and amounted to 2.63 percent (corresponding to 19,686,346 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6 and sentence 2.

•	On December 12, 2008, Equitable Holdings LLC, New York, USA, has informed the Company according to WpHG Section 21, paragraph 1 that on December 9, 2008, its voting rights on Infineon Technologies AG, Neubiberg, Germany, have fallen below the threshold of 3 percent and amounted to 2.63 percent (corresponding to 19,686,346 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6 and sentence 2.

•	On December 12, 2008, AXA Equitable Life Insurance Company, New York, USA, has informed the Company according to WpHG Section 21, paragraph 1 that on December 9, 2008, its voting rights

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

on Infineon Technologies AG, Neubiberg, Germany, have fallen below the threshold of 3 percent and amounted to 2.63 percent (corresponding to 19,686,346 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6 and sentence 2.

•	On December 12, 2008, AXA Equitable Financial Services, LLC, New York, USA, has informed the Company according to WpHG Section 21, paragraph 1 that on December 9, 2008, its voting rights on Infineon Technologies AG, Neubiberg, Germany, have fallen below the threshold of 3 percent and amounted to 2.63 percent (corresponding to 19,686,346 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6 and sentence 2.

•	On December 12, 2008, AXA Financial, Inc., New York, USA, has informed the Company according to WpHG Section 21, paragraph 1 that on December 9, 2008, its voting rights on Infineon Technologies AG, Neubiberg, Germany, have fallen below the threshold of 3 percent and amounted to 2.63 percent (corresponding to 19,686,346 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6 and sentence 2.

•	On December 12, 2008, AXA S.A., Paris, France, has informed the Company according to WpHG Section 21, paragraph 1 that on December 9, 2008, its voting rights on Infineon Technologies AG, Neubiberg, Germany, have fallen below the thresholds of 3 percent and 5 percent and amounted to 2.68 percent (corresponding to 20,078,742 voting rights). All of these voting rights are to be attributed according to WpHG Section 22, paragraph 1, sentence 1, No. 6 and sentence 2.

•	On December 17, 2008, Templeton Global Advisors Limited, Nassau, Bahamas, has informed the Company according to WpHG Section 21, paragraph 1 that via shares its voting rights on Infineon Technologies AG, Neubiberg, Germany, have fallen below the 3 percent threshold on December 15, 2008 and amounted to 2.86 percent (corresponding to 21,412,923 Voting Rights). According to WpHG Section 22, paragraph 1, sentence 1, No. 6, 2.86 percent of the voting rights (corresponding to 21,412,923 voting rights) is to be attributed.

Information pursuant to Section 161 German Corporate Act (AktG)

The compliance declaration prescribed by Section 161 AktG was executed by the Management Board and the Supervisory Board and made available to the shareholders on a continuous basis via the internet.

Accounting fees pursuant section 314 paragraph 1 No. 9 HGB

Year-end Audit Fees

In the 2008 fiscal year, the audit fees charged by KPMG AG Wirtschaftsprüfungsgesellschaft previously known as KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (“KPMG”), the Company’s independent auditors, amounted to €4.6 million (thereof €2.8 million charged by the auditor engaged to audit the consolidated financial statements) in connection with professional services rendered for the annual audit of the Company’s consolidated financial statements, including the audit of internal control over financial reporting as required for the 2008 fiscal year, as well as services normally provided by them in connection with statutory and regulatory filings or other compliance engagements.

Other Audit Fees

In addition to the amounts described above, KPMG charged the Company an aggregate of €1.0 million (thereof €0.6 million charged by the auditor engaged to audit the consolidated financial statements) in the 2008 fiscal year for other audit services. These services consisted mainly for the quarterly reviews.

Tax Fees

In addition to the amounts described above, KPMG charged the Company an aggregate of €0 (thereof €0 charged by the auditor engaged to audit the consolidated financial statements) in the 2008 fiscal year for professional services related primarily to tax compliance.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Other Fees

Fees of €0.9 million (of which €0.7 million related to the audit of the consolidated financial statements) were charged by KPMG in the 2008 fiscal year for other services. These services consisted of transaction and accounting advisory services, and IT system audits.

Management Board and Supervisory Board

Management Compensation in Fiscal Year 2008

Regarding the required information on the individual remuneration of the members of our Supervisory or Management Boards pursuant to HGB Section 314 par. 1 No. 6 subsection a, sentence 5 to 9, reference is made to the Compensation Report which is part of the Operating and Financial Review.

Management Board

The current members of our Management Board, their positions and their ages are as follows:

				Memberships of Supervisory Boards
				and comparable governing bodies of
		Term		domestic and foreign companies during
Name	Age	expires	Position	the fiscal year ended September 30, 2008

Peter Bauer	48	September 30, 2011	Spokesman of the Management Board, Chief Executive Officer (since June 1, 2008)
Member of the Board of Directors of:
Infineon Technologies China Co., Ltd.,
Shanghai, People’s Republic of China
(since June 1, 2008)
Infineon Technologies Asia Pacific Pte., Ltd.,
Singapore (since June 1, 2008)
Infineon Technologies North America Corp.,
Wilmington, Delaware, USA
(since June 1, 2008)
Infineon Technologies Japan K.K., Tokyo,
Japan (since June 12, 2008)

Prof. Dr. Hermann Eul	49	August 31, 2012	Member of the Management Board and Executive Vice President	Member of the Supervisory Board of: 7Layers AG, Ratingen
Dr. Reinhard Ploss	52	May 31, 2012	Member of the Management Board and Executive Vice President
Chairman of the Supervisory Board of:
Infineon Technologies Austria AG, Villach,
Austria
Member of the Board of Directors of:
Infineon Technologies (Kulim) Sdn. Bhd.,
Kulim, Malaysia
Member of the Supervisory Board of:
Qimonda AG, Munich
(since August 19, 2008)

Dr. Marco Schröter (since April 1, 2008)	45	March 31, 2013	Member of the Management Board, Executive Vice President and Chief Financial Officer
Member of the Supervisory Board of:
Infineon Technologies Austria AG, Villach,
Austria (since May 5, 2008)

Member of the Board of Directors of
(each since April 1, 2008):

Infineon Technologies Asia Pacific Pte., Ltd.,
Singapore
Infineon Technologies China Co., Ltd.,
Shanghai, People’s Republic of China
Infineon Technologies North America Corp.,
Wilmington, Delaware, USA

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

				Memberships of Supervisory Boards
				and comparable governing bodies of
		Term		domestic and foreign companies during
Name	Age	expires	Position	the fiscal year ended September 30, 2008

Resigned Members of the Management Board
Dr. Wolfgang Ziebart (resigned as of May 31, 2008)	58	—	Chairman of the Management Board President and Chief Executive Officer
Member of the Board of Directors of
(each until May 31, 2008):

Infineon Technologies China Co., Ltd.,
Shanghai, People’s Republic of China
Infineon Technologies Asia Pacific Pte., Ltd.,
Singapore
Infineon Technologies Japan K.K.,
Tokyo, Japan
Infineon Technologies North America Corp.,
Wilmington, Delaware, USA

Peter J. Fischl (retired as of March 31, 2008)	62	—	Member of the Management Board Executive Vice President and Chief Financial Officer	Chairman of the Supervisory Board of: Qimonda AG, Munich Infineon Technologies Austria AG, Villach, Austria (since December 5, 2007 until March 31, 2008)

Member of the Board of Directors of
(each until March 31, 2008):

Infineon Technologies Asia Pacific Pte., Ltd.,
Singapore
Infineon Technologies China Co., Ltd.,
Shanghai, People’s Republic of China
Infineon Technologies North America Corp.,
Wilmington, Delaware, USA

Supervisory Board Members

The current members of our Supervisory Board, the Supervisory Board position held by them, their occupation, their principal external positions and their ages are as follows:

				Membership of other Supervisory
				Boards and comparable governing
				bodies of domestic and foreign
		Term		companies during the fiscal year
Name	Age	expires	Occupation	ended September 30, 2008

Max Dietrich Kley Chairman	68	2010	Lawyer	Chairman of the Supervisory Board of: SGL Carbon AG, Wiesbaden
				Member of the Supervisory Board of: BASF SE, Ludwigshafen HeidelbergCement AG, Heidelberg Schott AG, Mainz
				Member of the Board of Directors of: UniCredit S.p.A., Milan, Italy
Gerd Schmidt(1) Deputy Chairman	54	2009	Chairman of the Infineon Central Works Council
			Chairman of the Infineon Works Council, Regensburg
Wigand Cramer(1)	55	2009	Labor union clerk IG Metall, Berlin
Alfred Eibl(1)	59	2009	Chairman of the Infineon Works Council, Munich-Campeon
Prof. Johannes Feldmayer	51	2010	Management Consultant
Jakob Hauser(1)	56	2009	Chairman of the Works Council, Qimonda AG, Munich

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

				Membership of other Supervisory
				Boards and comparable governing
				bodies of domestic and foreign
		Term		companies during the fiscal year
Name	Age	expires	Occupation	ended September 30, 2008

Gerhard Hobbach(1)	46	2009	Deputy Chairman of the Infineon Works Council, Munich-Campeon
Prof. Dr. Renate Köcher	56	2010	Managing Director of Institut für Demoskopie Allensbach GmbH, Allensbach	Member of the Supervisory Board of: Allianz SE, Munich BASF SE, Ludwigshafen (until January 14, 2008) MAN AG, Munich BMW AG, Munich (since May 8, 2008)
Dr. Siegfried Luther	64	2010	Managing Director of Reinhard Mohn Verwaltungs GmbH, Gütersloh	Member of the Supervisory Board of: WestLB AG, Duesseldorf/Muenster Wintershall Holding AG, Kassel EVONIK Industries AG, Essen (since December 3, 2007)
				Chairman of the Board of Administration of: RTL Group S.A., Luxembourg
				Member of the Board of Administration of: Compagnie Nationale à Portefeuille S.A., Loverval, Belgium
Michael Ruth(1) Representative of Senior Management	48	2009	Corporate Vice President Reporting and Planning, Infineon Technologies AG
Prof. Dr. rer. nat. Doris Schmitt-Landsiedel	55	2010	Professor at the Munich Technical University, Munich
Kerstin Schulzendorf(1)	46	2009	Member of the Works Council, Infineon Dresden
Dr. Eckart Sünner	64	2010	President Legal, Taxes & Insurance BASF SE, Ludwigshafen (until December 31, 2007)	Member of the Supervisory Board of: K+S AG, Kassel
			President, Chief Compliance Officer BASF SE, Ludwigshafen (since January 1, 2008)
Alexander Trüby(1)	38	2009	Member of the Works Council Infineon Dresden

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

				Membership of other Supervisory
				Boards and comparable governing
				bodies of domestic and foreign
		Term		companies during the fiscal year
Name	Age	expires	Occupation	ended September 30, 2008

Prof. Dr. rer. nat. Martin Winterkorn	61	2010	Chairman of the Management Board Volkswagen AG, Wolfsburg	Chairman of the Supervisory Board of: Audi AG, Ingolstadt Member of the Supervisory Board of: Salzgitter AG, Salzgitter FC Bayern München AG, Munich TÜV Süddeutschland Holding AG, Munich
				Member of the Board of Administration of: SEAT S.A., Barcelona, Spain
				Chairman of the Board of Directors of: Scania AB, Södertälje, Sweden (since May 3, 2007)
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer	64	2010	Member of the Corporate Executive Committee (until December 31, 2007) Management Consultant (since January 1, 2008) Siemens AG, Munich	Member of the Supervisory Board of: Deutsche Messe AG, Hanover BSH Bosch und Siemens Hausgeräte GmbH, Munich (until April 30, 2008) Leoni AG, Nuremberg SAP AG, Walldorf

Chairman of the Board of Administration of:
Siemens Ltd., Beijing, People’s Republic of
China (until May 19, 2008)
Siemens S.A., Lisbon, Portugal
(until April 28, 2008)
Siemens Ltd., Mumbai, India
(until March 31, 2008)
Siemens Ltd., Seoul, Korea
(since May 1, 2007)

(1)	Employee representative.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

The Supervisory Board maintains the following principal committees:

Committee	Members

Executive Committee	Max Dietrich Kley
Gerd Schmidt
Prof. Dr. rer. nat. Martin Winterkorn
Investment, Finance and Audit Committee	Max Dietrich Kley
Dr. Siegfried Luther
Gerd Schmidt
Mediation Committee	Max Dietrich Kley
Gerd Schmidt
Alexander Trüby
Prof. Dr. rer. nat. Martin Winterkorn
Nomination Committee	Max Dietrich Kley
Prof. Johannes Feldmayer
Prof. Dr. Renate Köcher
Dr. Siegfried Luther
Prof. Dr. rer. nat. Doris Schmitt-Landsiedel
Dr. Eckart Sünner
Prof. Dr. rer. nat. Martin Winterkorn
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer
Strategy and Technology Committee	Alfred Eibl
Jakob Hauser
Alexander Trüby
Prof. Dr. rer. nat. Doris Schmitt-Landsiedel
Prof. Dr. rer. nat. Martin Winterkorn
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer
Qimonda Committee	Alfred Eibl
Prof. Johannes Feldmayer
Dr. Siegfried Luther
Gerd Schmidt

The members of our Supervisory Board, individually or in the aggregate, do not own, directly or indirectly, more than 1 percent of our company’s outstanding share capital.

The business address of each of the members of our Supervisory Board is Infineon Technologies AG, Am Campeon 1-12, D-85579 Neubiberg, Germany.

Infineon Technologies AG and Subsidiaries
Notes to the Consolidated Financial Statements

Significant Subsidiaries and Associated Companies

Name and location of company	Share in capital

Infineon Group:
Infineon Technologies Asia Pacific Pte. Ltd., Singapore	100%
Infineon Technologies Austria AG, Villach, Austria	100%
Infineon Technologies China Co. Ltd., Shanghai, China	100%
Infineon Technologies Dresden GmbH & Co. OHG, Dresden, Germany(1)	100%
Infineon Technologies Finance GmbH, Neubiberg, Germany	100%
Infineon Technologies France S.A.S., Saint Denis, France	100%
Infineon Technologies Holding B.V., Rotterdam, The Netherlands	100%
Infineon Technologies Investment B.V., Rotterdam, The Netherlands	100%
Infineon Technologies Japan K.K., Tokyo, Japan	100%
Infineon Technologies North America Corp., Wilmington, Delaware, USA	100%
Infineon Technologies SensoNor AS, Horten, Norway	100%
Infineon Technologies (Advanced Logic) Sdn. Bhd., Malacca, Malaysia	100%
Infineon Technologies (Kulim) Sdn. Bhd., Kulim, Malaysia	100%
Infineon Technologies (Malaysia) Sdn. Bhd., Malacca, Malaysia	100%
Infineon Technologies Wireless Solution GmbH, Neubiberg, Germany	100%
Primarion Inc., Torrance, California, USA	100%
Infineon Technologies Bipolar GmbH & Co. KG, Warstein, Germany	60%
ALTIS Semiconductor S.N.C., Essonnes, France	50%

Qimonda Group(2):
Qimonda AG, Munich, Germany	78%
Qimonda Asia Pacific Pte. Ltd., Singapore	78%
Qimonda Dresden GmbH & Co. OHG, Dresden, Germany	78%
Qimonda Europe GmbH, Munich, Germany	78%
Qimonda Holding B.V., Rotterdam, The Netherlands	78%
Qimonda Investment B.V., Rotterdam, The Netherlands	78%
Qimonda Japan K.K., Tokyo, Japan	78%
Qimonda Malaysia Sdn. Bhd., Malacca, Malaysia	78%
Qimonda Module (Suzhou) Co., Ltd., Suzhou, China	78%
Qimonda North America Corp., Wilmington, Delaware, USA	78%
Qimonda Portugal S.A., Vila do Conde, Portugal	78%
Qimonda Richmond, LLC, Wilmington, Delaware, USA	78%
Qimonda Technologies (Suzhou) Co., Ltd., Suzhou, China	49%
Inotera Memories Inc., Taoyuan, Taiwan(3)	28%

(1)	Effective December 15, 2008, reorganized into Infineon Technologies Dresden GmbH.

(2)	Ownership percentages are net of Qimonda’s minority interest.

(3)	On October 13, 2008, Qimonda announced that they entered into a share purchase agreement to sell its 35.6 percent stake in Inotera Memories, Inc, to Micron Technology, Inc, for cash proceeds of US$400 million. The sale of the Inotera stake occurred in two equal tranches, on October 20, 2008 and November 26, 2008, respectively.

Neubiberg December 22, 2008
Infineon Technologies AG
Management Board

Responsibility Statement by the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the operating and financial review includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group.

Neubiberg, December 22, 2008

Peter Bauer	Prof. Dr. Hermann Eul

Dr. Reinhard Ploss	Dr. Marco Schröter

Independent Auditor’s Report

We have audited the consolidated financial statements prepared by Infineon Technologies AG, Neubiberg, comprising the balance sheet, the statements of operations, income and expense recognized in equity and cash flows and the notes to the consolidated financial statements, together with the group management report for the business year from October 1, 2007 to September 30, 2008. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB (Handelsgesetzbuch “German Commercial Code”) are the responsibility of the Managing Board of the Company. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Managing Board, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents the opportunities and risks of future development.

Without qualifying our opinion, we refer to the Company’s description in the management report and group management report (section risk report) with respect to the business development, the financial position and the results of operations as well as the outlook and risks related to the Company’s subsidiary Qimonda AG, Munich. There it is stated, that there can be no assurance at this time that the operational and strategic measures planned by Qimonda as well as the pledged financing to be provided by the Free State of Saxony, a Portuguese financial institution and Infineon Technologies AG will enable it to continue to meet its financial obligations. At the time of the preparation of the consolidated financial statements and group management report of Infineon Technologies AG, the situation at Qimonda AG can not be finally assessed due to ongoing negotiations with potential investors.

Munich, December 23, 2008

KPMG AG
Wirtschaftsprüfungsgesellschaft

(formerly
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft)

Kozikowski Wirtschaftsprüfer	Kempf Wirtschaftsprüfer

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: December 30, 2008	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer